UNITED STATES SECURITIES AND EXCHANGE COMMISSION



WASHINGTON, D. C. 20549


FORM 10-SB/A



GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS


UNDER SECTION 12 (B) OR (G) OF THE SECURITIES EXCHANGE ACT
OF 1934

NEUROGENESIS, INC.

(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTERS)


DELAWARE
(STATE OR OTHER JURISDICTION OF
INCORPORATION OR ORGANIZATION)
76-0320137
(I.R.S. EMPLOYER
IDENTIFICATION NO.)



120 PARK AVENUE, LEAGUE CITY, TEXAS
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
77573
(ZIP CODE)



ISSUER'S TELEPHONE NUMBER (281) 557-7877
SECURITIES TO BE REGISTERED UNDER SECTION 12 (B) OF THE ACT:
NOT APPLICABLE
SECURITIES TO BE REGISTERED UNDER SECTION 12 (G) OF THE ACT:
COMMON STOCK, $.025 PAR VALUE PREFERRED STOCK $ .OO1 PAR VALUE








TABLE OF CONTENTS

PART 1

Item 1. Description of Business

Item 2. Management's Discussion and Analysis or Plan of
Operation

Item 3. Description of Property

Item 4. Security Ownership of certain Beneficial Owners and
Management

Item 5. Directors, Executive Officers, Promoters and Control
Persons

Item 6. Executive Compensation

Item 7. Certain Relationships and Related Transactions

Item 8. Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters

Item 2. Legal Proceedings

Item 3. Changes in and Disagreements with Accountants

Item 4. Recent Sales of Unregistered Securities

Item 5. Indemnification of Directors and Officers

PART F/S Financial Statements

PART III

Item 1. Index to Exhibits

Item 2. Description of Exhibits

PART 1

ITEM 1. DESCRIPTION OF BUSINESS


THE COMPANY

NeuroGenesis, Inc. (The "Company") was incorporated in Utah on August 6, 1984 as Cozmal Technology, Inc as an organization to find and promote new technology. On January 27, 1989 the name was changed to NeuroGenesis, Inc at the same time a definitive reorganization agreement (The " Reorganization Agreement ") was completed between the Company and Matrix Technologies, Inc. ("Matrix"), a Texas Corporation. See " Reorganization Agreement " Exhibit E-2.
Matrix was incorporated November 13, 1984 to acquire the patentable work of Dr. Kenneth E. Blum, Ph.D., relating to nutritional supplementation and the efficient functioning of the hypothalamus and the hippo campus of the human brain and to promote that work. On July 16, 1995 "Matrix" amended their Articles of Incorporation changing the Authorized Shares from Ten Thousand (10,000) to One Million Five Hundred Thousand (1,500,000) in order that funding could be accomplished to promote the completed Blum formulations. The initial funding was a Two Hundred Fifty Thousand Dollar ($250.000) loan from Lloyd's Bank. The loan was guaranteed by Albert H. Bieser, President of "Matrix". In exchange for the loan guarantee Mr. Bieser received one Common Share for each dollar of loan guarantee. In accordance with the conditions of the "Reorganization Agreement" the Company conveyed a total of Four Million Two Hundred Thousand Shares of it's Common Stock to the shareholders of "Matrix" in exchange for One Hundred Percent (100%) of the issued and outstanding stock of "Matrix". The Company also agreed to honor certain stock purchase options that had been previously granted to certain persons by "Matrix" which in the aggregate entitled the holders thereof to purchase up to two Million Ninety Eight Thousand Shares of the Company's Common Stock at a price of One Dollar($1) per Share at any time prior to December 1. 1993. Following the reorganization "Matrix" owned no assets and possessed no liabilities and was kept as a wholly owned, inoperative subsidiary of the "Company".
The "Reorganization Agreement " also provided for the resignation of the Company's Board of Directors and the appointment of a new Board of Directors consisting of Albert H. Bieser, Gary E. Bell, Michael C. Trachtenberg, Ph.D., F. Lynn Estep, Jr. and R. Bradford Perry to serve until the next annual meeting of the Shareholders and their successors be elected.
On April 19, 1989, the Company's ownership was merged from NeuroGenesis Inc , a Utah Corporation to NeuroGenesis Inc. ,a Delaware Corporation with an authorized capital of Fifteen million (15,000,000) Shares at a par value of $0.001per share. On October 17, 1990 the Board of directors replaced Albert H. Bieser with Robert Baldwin, former president of Gulf Oil and Refining Company Inc. A series of management changes then occurred during which time sales decreased from approximately One Million Dollars ($1,000,000) per month in ? to approximately Ten Thousand Dollars ($10,000) in September 1993.
On June 2, 1993 the Authorized capital had been increased to Twenty Five Million (25,000,000) Shares at a par value of $0.001 per Share in an attempt to enable future financing.
In September 1993 Lloyd's Bank had not received repayment of their 1985 loan and had received only Thirty Thousand Dollars while the loan and accrued interest now totaled Four Hundred Seventy Five Thousand ($475,000) and was in default. The bank agreed to defer payment for eighteen months in exchange for Seventy Five Thousand ($75,000) immediately and regularly scheduled monthly payments after the eighteen-month period. Albert H. Bieser provided the immediate cash payment of seventy Five Thousand dollars and to guarantee the balance in exchange for the Company 's agreement to award the intellectual rights (patents, trademarks, etc.) to Albert H. Bieser should the company default on the loan.
By March 10, 1995 no payments on the loan had been made to Lloyds Bank. The loan was called and Albert H. Bieser's assets securing the loan were acquired by the Bank .On April 6, 1995 the Company's Board of Directors ordered the transfer of the intellectual properties to Albert H. Bieser who in turn gave royalty free license to the Company as long as he remained CEO or President and Chairman of the Board. See Patent. Exhibit ? In the case of his resigning this office, he or his heirs or assigns would receive a royalty equivalent to one cent ($0.01) per capsule.
At this time "Matrix" who had not paid franchise taxes since
1992 was dissolved.
On April 5, 1995 the Shareholders of the Company elected the following Directors: Albert H. Bieser of Houston, Texas, Karen Coady of Baycliff, Texas and David Bishop of DeLand, Florida.
On February 11, 1998 the Company acquired 100 % of the outstanding shares of Natural Neuro Nutrition, Inc. ,a Texas Corporation ("Texas 3NI") , for Three Hundred Ninety Seven Thousand Nine Hundred Sixty(397,960) Shares of the Company's Common Stock and Neuro Health Products (a proprietorship, NHP) for One Hundred Two Thousand Forty (102,040) of the Company's Common Shares. 3NI was an operating company selling similar products under license from the company which had facilities, marketing, management teams, customers, and product fulfillment capability. NHP was a small network marketing firm which sold products similar to those of the Company. See Exhibit E-3


INDUSTRY OVERVIEWS
Addiction: An Overview
Until the mid 1930s, the medical consensus held that alcoholics and drug addicts were the victims of a fatal weakness of character which condemned its victims to a life of misery and a premature death. In general, chronic alcoholics and drug addicts were believed to be both untreatable and unworthy of treatment. This view of alcoholism and addiction prevailed until Alcoholics Anonymous proved that it was possible for large numbers of chronic alcoholics to overcome their alcoholism and become productive and useful members of society. Therefore, in recent years much of the social stigma associated with alcoholism and drug addiction has eroded. Alcoholism and drug addiction are no longer relegated to the realm of fatal character weakness and the medical community is coming to recognize that these maladies can be safely and effectively treated.

Collectively, alcoholism and drug addiction are believed by many to be the greatest single health problem in the United States. Alcoholism strikes one out of every ten American adults and the vast majority of untreated alcoholics die of alcohol related causes. It is estimated that untreated alcoholism alone costs the national economy more than $117 billion per year in lost productivity, unnecessary accidents and alcohol related illness. Similarly, cocaine addiction has become epidemic in certain segments of the population. The " War on Drugs " has become a major political issue at the federal, state and local level and the amount of money devoted to drug education and treatment is expected to increase substantially. In order to understand the treatment of alcoholism and drug addiction, a prior understanding of the addictive process is essential.

First, and most importantly, it must be understood that large segments of the population can and do use these substances on a social basis with only a moderate risk of becoming addicts. For many people, the moderate use of alcohol and cocaine is perceived as a pleasant, albeit temporary, release from the trials and cares of everyday existence. Alcohol and drugs are glamorized in the same books, films, music and television programs that carry commercial warnings of the dangers of alcohol and drugs. The final message is at best confusing. Against this backdrop of contradictory messages one stark fact remains:

IF A SUSCEPTIBLE PERSON USES ALCOHOL OR COCAINE, EVEN ON A SOCIAL BASIS, THE PROBABILITY OF ADDICTION APPROACHES THE INEVITABLE.
Therefore, alcohol and cocaine truly are substances where one man's pleasure is another man's poison. Substances that are pleasant and are relatively harmless for one segment of the population are deadly poisons for another segment of the population. The following sections present a brief discussion of neurological biochemistry and the mechanics of alcoholism and cocaine addiction.

Brain Chemistry

The brain is the most complex organ system within the human body. It regulates every facet of human existence from a simple heartbeat to highly complex motor functions, but reduced to bare essentials, all brain functions involve the transmission of the electrochemical message from one brain cell to another. In the usual case a transmitter cell will release a specific chemical compound (a neurotransmitter) into a synapse. When this neurotransmitter crosses the synapse and makes contact with the receptor cell on the other side an electrochemical message is delivered. After delivering a message most neurotransmitters are then recycled in the brain through several different recycling mechanisms. This constant flow of trillions of neurotransmitters across trillions of synapses and the constant recycling of neurotransmitters is the basic operating mechanism of the human brain. Most neurotransmitters are amino acids, aminated compounds or simple peptides, short amino acid chains that the body manufactures from the available amino acids contained in foods. The neurotransmitters, which appear to have the greatest significance in the addiction process are:

1. Endorphins and Enkephalins. - neurotransmitters which suppress electrochemical messages relating to pain, depressions and feelings of urgency.
2. Dopamine - a neurotransmitter which carries electrochemical messages relating to reward and pleasure.
3. Norepinephrine - a neurotransmitter which suppresses electrochemical messages relating to depression and feelings of urgency.
4. Gamma-amino butyric acid (GABA ) - a neurotransmitter which carries electrochemical messages relating to feelings of anxiety
5. serotonin - a neurotransmitter which carries electrochemical messages relating to sleep and feelings of well-being.
These natural messengers, which are synthesized by transmitting cells within the brain, seek out and attach to specific sites on receptor cells within the brain in order to deliver their electrochemical message. The receptor sites will only accept molecules that have the right shape. The entire process is much like slipping a key ( the neurotransmitter ) into a lock ( the receptor ). If a sufficient number of receptors are " filled " with the appropriate neurotransmitters at any given time, a person feels a sense of comfort and well being. If an excessive number of receptors are " empty " at any given time a person feels a sense of urgency, irritation and depression. In general, a human being will seek out those activities which increase natural neurotransmitter levels and avoid those activities which decrease natural neurotransmitter levels. When a foreign substance interferes with this natural process, however, addiction often is the result.

Mechanism

Over the last ten years alcoholism treatment professionals have focus on three principal factors which appear to be of critical importance in determining the susceptibility of a human being to alcoholism. These factors are : (1) A genetic predisposition to alcoholism such as that experienced by children of alcoholics.
(2) Extended excessive stress such as that experienced by certain combat veterans. (3) Extended excessive exposure to heavy social drinking.
At the present time it is generally believed that a genetic predisposition to alcoholism is by far the most common cause of alcoholism. Biological children of alcoholics are much more likely to become alcoholic than the general population and this tendency remains even when the children are adopted into non-drinking homes. Further studies have shown that children of alcoholics have significantly different responses to alcohol in laboratory test. Therefore it is generally agreed that a majority of alcoholics do process alcohol differently than the general population.
Recent laboratory research has demonstrated that certain natural by-products of alcohol metabolism interfere with the normal neurotransmitter mechanisms discussed in the preceding paragraph. As alcohol is metabolized by the body chemical compounds known as tetrahydroisoquinolines ( TIQ's ) are produced. Since TIQs, which were first found in poppy plants, are remarkably similar to in structure to certain natural enkephalins and endorphins, they have the ability, along with most other opiates, to mimic the action of enkephalins and endorphins and create an artificial neurotransmitter response in certain regions of the brain. This artificial neurotransmitter response is the primary reason for the increased sense of well-being that most people feel when they take a drink of alcohol. In a genetically predisposed person, however, the physiological response to alcohol is substantially different. Available research data demonstrate that many children of alcoholics experience a marked increase in natural enkephalin and endorphin levels when they are exposed to controlled amounts of alcohol in a laboratory setting. In these children of alcoholics, therefore, it appears that the artificial neurotransmitter response created by the TIQs, when coupled with the alcohol induced increase in natural enkephalin and endorphin levels, results in a response to alcohol that is greatly intensified. Therefore, it is believed that many children of alcoholics experience a much stronger sense of pleasure and well being from the same amount of alcohol consumption. This intensified effect, in turn, tends to produce more drinking behavior. As the level of alcohol consumption increases, however, the mimicking effect of the TIQ's begins to have profound effects on the natural endorphin and enkephalin mechanisms described above.

When a human brain is overloaded with alcohol induced TIQ's, the natural feedback mechanisms of the brain instruct the transmitter cells to produce fewer enkephalins and endophins in an attempt to eliminate the overload. At the same time, in response to increasing levels of TIQ's, the number of available receptor sites in the brain increases. Finally, the brain begins to produce greater quantities of the enzymes which are used to control neurotransmitter levels and aid in the neurotransmitter recycling process. The end result of these three processes is an increased need for neurotransmitters, a decreased ability to produce the required neurotransmitters and a neurotransmitter recycling system that has become abnormally efficient. In substance, fewer neurotransmitters are produced, despite a higher level of demand, and the bulk of the available neurotransmitters are recycled before performing their intended functions. When this process has progressed to a certain point, the artificial neurotransmitter responses caused by TIQ's will effectively replace the natural enkephalin and endorphin responses of the brain. After the alcohol induced TIQ's have "shut down" the natural neurotransmitter production systems, the unfilled neurotransmitter receptor sites create intense feelings of irritation, urgency and depression that can only be relieved by additional TIQ's. The person is now addicted to alcohol.
Once the cycle described above has taken hold, the damage caused by alcohol consumption remains long after alcohol consumption ceases. During extended periods of alcohol addiction, the human brain loses much of its ability to produce enkephalins and endorphins, develops an abnormal need for enkephalins and endorphins and develops an abnormal ability to recycle any enkephalins and endorphins that are in fact produced. Without an adequate supply of enkephalins and endorphins, the body has no natural ability to create feelings of well being and suppress feelings of urgency, irritation and depression. Therefore, most recovering alcoholics experience intense feelings of urgency, irritation and depression for an extended period of time after the cessation of drinking. These natural feelings of urgency, irritation and depression, in turn, are generally believed to be the primary contributing factor in the cycle of recovery and relapse that is common in recovering alcoholics. In an unending cycle, the substance which causes pain in the first place becomes the only substance that can relieve the pain.

Cocaine Addiction
While the end result of cocaine addiction is similar to the alcohol response discussed above, the underlying neurochemical mechanism is significantly different. Instead of providing an artificial substitute for the natural enkephalins and endorphins, cocaine causes the brain to release abnormally large amounts of dopamine, norepinephrine and serotonin and subsequently prevents the natural recycling of these neurotransmitters. The end result is a very high concentration of neurotransmitters which are able to make multiple contacts with the appropriate receptors. It is this high neurotransmitter concentration coupled with multiple neurotransmitter contacts that gives rise to the extreme euphoria experienced by cocaine users. Since cocaine inhibits the natural recycling process, however, the dopamine, norepinephrine and serotonin created by the brain are eventually broken down and flushed out of the body. This process eventually depletes both the neurotransmitters and the amino acids that are necessary to synthesize new neurotransmitters. With extended use, cocaine literally strips the bulk of the natural dopamine, norepinephrine and serotonin out of a user's limbic system, the brain region that controls feeling of reward and pleasure. This stripping effect, over time, results in severe neurotransmitter deficiencies and a craving response that is quite similar to the craving suffered by alcoholics.
All cocaine users begin to feel a reduced response to an identical drug concentration at some point in the progress of their addiction. This reduced response is a natural result of the neurotransmitter stripping described above. When the natural neurotransmitters are gone, the drug simply stops working. At this point, most cocaine addicts begin searching for another artificial means of creating feelings of well-being that they used to derive from cocaine. Since the TIQs created by alcohol metabolism compensate for the natural effects of the neurotransmitters that have been stripped by cocaine, alcohol is frequently used for this purpose. Therefore, most cocaine users eventually end up as polydrug abusers who switch back and forth between cocaine and alcohol, or other drugs, in order to create or maintain the feelings of well-being that cannot be generated by their own damaged neurotransmitter systems.
Much like the recovering alcoholic, the recovering cocaine addict must overcome the damage caused by his extended misuse of cocaine and alcohol. The problem is compounded, however, by the fact that a polydrug abuser has damaged several neurotransmitter systems. The cocaine abuse has stripped the neurotransmitters out of the dopamine, norepinephrine and serotonin systems, and the alcohol has damaged the enkephalin and endorphin systems by curtailing natural enkephalin and endorphin production and increasing the recycling ability of the brain. It is this dual addiction that makes cocaine addicts more difficult to treat than simple alcoholics.


Existing Products

As explained above, alcoholism and cocaine addiction have a devastating nutritional effect on a number of different neurotransmitter systems. Therefore, the Company believes that an effective nutritional supplement for recovering alcoholics and addicts must focus on substantially all of the more common nutritional deficiencies. NEURECOVER-DA and NEURECOVER-SA, the Company's principal products, have been specifically formulated to provide the raw materials that are used by the body to repair damaged neurotransmitter systems. In the opinion of the Company's principal scientists, this approach allows the natural mechanisms of the body to select the specific nutrients it needs, and discard the nutrients that are not needed.

NEURECOVER-DA and NEURECOVER-SA have been carefully formulated to provide the specific amino acids that are essential to the restoration of proper brain chemistry in recovering alcoholics and 'cocaine addicts. These products help to restore optimal brain chemistry by providing a ready supply of raw amino acids that can he used by the brain to synthesize necessary neurotransmitters. While the ingredients in NEURECOVER-DA and NEURECOVER-SA have no direct physiological effect on a recovering alcoholic or addict, NEURECOVER-DA and NEURECOVER-SA have the ability to increase dietary levels of the specific amino acids that are used in the synthesis of essential neurotransmitters. The NEURECOVER-DA and NEURECOVER-SA formulations will not alter the base line ability of the body to synthesize neurotransmitters. They will, however, ensure an adequate supply of raw materials so that the brain's own neurotransmitter production systems are able to operate efficiently.

NEURECOVER-DA
The first product that was developed by the Company is NEURECOVER-DA, a patented amino acid formulation that is presently being marketed to over 400 alcoholism and chemical dependency treatment professionals and their patients.

The active ingredients in NEURECOVER-DA are: DL-Phenylalanine a naturally occurring amino acid that is used by the body to synthesize dopamine and norepinephrine and inhibit the action of the enzymes that break down and recycle enkephalins and endorphins; L-Tryptophan, a naturally occurring amino acid that is used by the body to synthesize serotonin; L-Glutamine, a naturally occurring amino acid that is used by the body to synthesize Gamma-Amino Butyric acid (GABA); and Vitamin B6, a natural vitamin which aids the absorption of the amino acids by the digestive system and the synthesis of amino acids in the brain.

Inpatient alcohol treatment centers that currently use NEURECOVER-DA on a regular basis report significant reductions in their AMA Drop out Rates. These reduced AMA Dropout Rates, in turn, increase both the profitability and the overall effectiveness of the treatment programs. Alcoholism counselors who have used NEURECOVER-DA with their patients report reduced levels of anger, urgency, irritation and compulsion coupled with increased levels of cooperation and earlier treatment response. In general, NEURECOVER-DA has been well received by the alcohol treatment professionals who have used the product with their patients and it is steadily gaining acceptance as a useful nutritional adjunct to traditional alcohol treatment programs.

NEURECOVER-SA
NEURECOVER-SA, the Company's second product, has achieved similar results with persons who are recovering from cocaine addiction. Because of the unique problems of cocaine addicts, however, the formulation of NEURECOVER-SA is more complex In addition to the amino acids in the NEURECOVER-DA formulation, NEURECOVER-SA includes L-Tyrosine, an amino acid which is essential for the production of both dopamine and norepinephrine. Further, the NEURECOVER-SA formulation includes a number of vitamins and minerals that are not present in NEURECOVER-DA.

In general, NEURECOVER-SA has been well received by the cocaine treatment professionals who have used the product with their patients. Like NEURECOVER-DA, NEURECOVER-SA is steadily gaining acceptance as a useful nutritional adjunct to traditional cocaine treatment programs.



beCALM'd
beCALM'd is a product, similar in composition to SAAVE, which has been tested and proven in scientifically supervised clinical trials to greatly reduce the long and short term dilatory effects of stress and many of the symptoms of Hyperactivity Disorders and Attention Deficit Disorders.
The American Medical Association estimates between 70% and 80% of the cases they treat are stress related. This says that potentially three fourths of the American population are potentially a market for the product.
A variety of studies have shown over 20% of the American Public suffers from one form or another of Attention Deficit Hyperactivity Disorders (ADHD) Issuer's in house studies and marketing reports indicate 62.5% of the cases now being treated for ADHD are caused by nutritional deficiencies which can be overcome by products falling under issuer's patent protection.

U. S. Food and Drug Administration (FDA) Matters
In general the FDA "protects" consumer in two ways: 1) Anything sold for use by the American public must be safe for consumption and 2) Any curative claims must be approved by the FDA before such claims are made. Both of these "protections" are applied to products, regardless of form, that are used for medicinal purposes. However, such products fall into classes. a) Those made from man made molecules and b) those formulated from natural nutrients found on the FDA's GRAS (Generally Regarded As
Safe) list. Thus anyone may sell anything processed in an FDA approved facility by an approved method, provided there are no. curative claims made for the product. However, if ANY curative claims are made the product falls under regulation by the FDA. The one exception to this is curative benefits which the "scientific community" generally accepts as true. For example, Vitamin C or foods containing Vitamin C are generally regarded as helpful to persons having a cold. In this case, the Vitamin C manufacturer may say it is useful, but cannot claim it "cures" the cold.
All of the ingredients in the Company's products are made from items on the GRAS list of vitamins, minerals, amino acids, etc. Curative claims are not made for the products, only that they are useful adjuncts to therapy, which has been accepted by the general scientific community.

There is considerable scientific and anecdotal evidence that indicates the issuer products do have "curative" properties. The company is, therefore, working to acquire the funding to do what is required to get Food of Drug Use Approval from the FDA. At such time as this can be accomplished, it is believed a great deal of two of the country's problems, alcohol and drug abuse and ADHD, can be greatly alleviated. Once the FDA approval has been obtained, gaining the funding to sufficiently advertise the products should be easily realizable.

Competition
The Company's products are patented and these patents have been twice adjudicated successfully and the Company feels confident that further judicial testing will produce the same results. Thus there is no direct competition. However, there are indirect competitors for all of the products:

1. NeuRecovery-DA has few current competitors. Several drugs have been tried in the past but in general that were shown to be addictive or ineffectual. A perennial drug called Anabuse reemerges every three or four years. If a person has taken it and then drinks alcohol, he or she becomes violently ill. In a few cases patients have been known to have a stroke as a result. Another, newer one is from Europe. It is called Acomprosate and has been found useful for 30 days, in 30% of the cases which have had 30 days of sobriety. By comparison, the Company's products can be used from the first day of treatment and have been successfully used over 15 years. It has also been used to help patients recover from Methadone abuse. Methadone is often used to enable recovery from abuse of heroin, morphine, and other opiate source drugs. (Methadone is considered a better addiction than the opiates).

2. NeuRecovery-SA has proved to be very useful as an adjunct to therapy in recovery from the abuse of stimulants such a cocaine and the amphetamines. A paper on its use is attached entitled:
The Healing Process and Cocaine Recovery. This paper also describes the drugs commonly used in the treatment of such addictions; Disipramine, Bromocriptine and Amantadine.


3. beCALM'd was originally formulated to diminish the dilatory effects of stress. In this use its competition was generally books on stress management. To date no other competition has come into general use, beCALM'd was later found to be very helpful in the treatment of attention deficit and hyperactivity disorders. It's principle competition is Ritalin and several drugs of the amphetamine type. The mechanism of action of these drugs are unknown and their side effects are severe. Never-the-less, the world's second largest pharmaceutical company, Ciba Geigy, the makers of Ritalin, have stated that 2/3rds of their revenues come from the sale of Ritalin. Studies have shown that beCALM'd, the mechanism of action of which is well known and accepted, is more effective than Ritalin in 62.5% of ADHD cases.

Government Regulation

U. S. Food and Drug Administration (FDA) Matters
In general the FDA "protects" consumer in two ways: 1) Anything sold for use by the American public must be safe for consumption and 2) Any curative claims must be approved by the FDA before such claims are made. Both of these "protections" are applied to products, regardless of form, that are used for medicinal purposes. However, such products fall into classes. (a) Those made from man made molecules and (b) those formulated from natural nutrients found on the FDA's GRAS (Generally Regarded As
Safe) list. Thus anyone may sell anything processed in an FDA approved facility by an approved method, provided there are no curative claims made for the product. However, if ANY curative claims are made the product falls under regulation by the FDA. The one exception to this is curative benefits which the "scientific community" generally accepts as true. For example, Vitamin C or foods containing Vitamin C are generally regarded as helpful to persons having a cold. In this case, the Vitamin C manufacturer may say it is useful, but cannot claim it "cures" the cold. All of the ingredients in the Company's products are made from items on the GRAS list of vitamins, minerals, amino acids, etc. Curative claims are not made for the products, only that they are useful adjuncts to therapy, which had been accepted by the general scientific community.

There is considerable scientific and anecdotal evidence that indicates the issuer products do have "curative" properties. The company is, therefore, working to acquire the funding to do what is required to get Food of Drug Use Approval from the FDA. At such time as this can be accomplished, it is believed a great deal of two of the country's problems, alcohol and drug abuse and ADHD, can be greatly alleviated. Once the FDA approval has been obtained, gaining the funding to sufficiently advertise the products should be easily realizable.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
OPERATION

FORWARD LOOKING STATEMENTS

The information contained herein contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risk and uncertainty, including without limitation, the ability of NeuroGenesis to continue it's expansion strategy, changes in federal or state healthcare laws and regulations, NeuroGenesis's historical and current compliance with existing or future healthcare laws and regulations, changes in cost of supplies, labor and employee benefits, as well as general market conditions, competition and pricing.
Although NeuroGenesis believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements contained in this Form 10SB will prove to be accurate. In view of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation the Company or any other person that the objectives and plans of NeuroGenesis will be achieved. NeuroGenesis undertakes no obligation to update or revise forward looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.




FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the periods indicated and the percentages of revenues represented by income statement items:


ITEM

YEAR ENDING
12/31

SIX MONTHS ENDING





JUNE 30






UNAUDITED



1998
1999

1999
2000
Sales






beCalmed

93.69%
60.08%

54.40%
59.50%
NeuRecover-DA
-
22.29

26.1
14.5
NeuRecover-SA
-
10.76

11.4
4
Neuro Slim
-
3.07

2.7
2.7
Ultratrend

1.58
1.3

2.1
0.6
Inca Gold

2.28
1.21

1.7
0.6
Booklets

0.05
0.01

0.1
-
Manuals

-
0.02

0.1
-
Books and
Manuals
-
0.02

0.1
-
S & H Charged
to Cust. -
-
-

-
-
Royalty Income
2.27
1.2

1.3
0.6
Misc. Income
0.12
0.04

-
17.3
Retail

0.01
-

-
-
Sales Returns
-
-

-
0.2


______
______

______
______
Total Sales
100.00%
100.00%

100%
100%







Cost of Sales





beCalmed

27.07%
14.10%

13.01%
13.04%
NeuRecover-DA
-
6.98

9.86
3.29
NeuRecover-SA
-
3.28

2.92
0.9
Neuro Slim
-
1.32

1.2
0.91
Ultratrend

0.51
0.37

0.58
0.17
Inca Gold

0.37
0.16

0.22
0.09
Booklets

0.03
-

-
-
Indirect
Materials
0.83
-

-
-
Manuals

-
-

-
0.06
Misc. Costs
0.19
1.07

1.55
0.55
Inventory
Loss/Gain
1.3
2.43

0.4
0.65


______
______

______
______
Total Cost of
Sales
28.57%
29.63%

29.03%
19.54%







Gross Margin
71.43%
70.37%

70.97%
80.46%








G & A Expenses












Directors Fees
- %
- %

- %
0.19%
Travel & Entertain
0.09
-

-
-
Public Relations
0.02
-

-
0.01
Financing Costs
0.07
1.35

-
-
Patent Expense
-
-

-
0.69
Bank Charges
0.38
0.27

0.19
0.6
Amortization
-
0.14

0.1
0.1
Stock Transfer
0.23
0.01

0.02
0.03
Salaries and C.O.E
-
-

-
-
Facilities Expense
0.31
-

-
-
Office Rental
8.99
7.09

7.59
3.97
Utilities

0.32
-

-
-
Local Telephone
2.4
1.46

1.77
0.18
L. D. Telephone
3.05
0.58

0.81
0.59
Accounting Expense
-
-

-
-
Travel and Entertain
-
0.19

0.06
0.17
Office Supplies
0.57
0.21

0.33
0.12
Copier Expense
2
1.24

1.52
0.54
Fax Expense
0.01
0.01

0.01
0.01
Deprec.-Computer
1.15
0.65

0.7
0.4
Deprec.-Furn & Fix
0.21
0.27

0.12
0.08
Postage

0.34
0.16

0.27
0.13
Computer Supplies
0.93
0.62

0.39
0.66
Computer Software
0.95
0.59

0.58
-
Legal

3.56
2.91

0.21
10.14
Insurance

1.14
0.59

1.13
0.59
Taxes

0.73
0.28

0.69
0.21
Misc.

0.68
0.25

0.04
0.08


______
______

______
______
Total G & A
28.13%
18.86%

19.45%
21.90%





















Marketing Expenses





Salaries & COE
- %
15.95%

16.35%
9.55%
Commissions Paid
2.12
18.6

17.56
27.97
Credit Card Expense
1.94
1.66

1.54
1.87
New Product Research
0.02
-

-
-
Conventions
0.05
0.07

-
-
Supplies

0.1
0.07

-
-
Sales Aids

7.8
1.55

0.49
0.81
Postage

0.15
0.11

0.09
0.22
Samples

0.21
0.24

0.13
0.08
Advertising
1.87
0.03

-
-
L.D. Telephone
2.69
1.18

1.62
0.76
Pager & Cell Phone
1.37
0.99

1.43
0.85
Travel &
Entertainment
0.03
0.26

0.16
0.09
Market Research
0.79
0.03

-
0.07
Bad Debt

0.66
0.31

0.41
1.29


______
______

______
______
Total Marketing
Expense
49.80%
41.05%

39.78%
43.55%







Research &





Development Expense




Salaries

- %
- %

- %
- %
Clinical Trials
0.04
-

-
-
Misc.

-
-

-
-


______
______

______
______
Total Research





Expense

0.04%
0.00%

0.00%
0.00%







Manufacturing &





Delivery Expense





Salaries

- %
- %

- %
- %
Supplies

- %
- %

- %
- %
Misc.

-
0.64

1.36
-
Freight In

0.74
1

1.29
0.45
Freight Out
0.92
(0.55)

0.33
1.37


______
______

______
______
Total Manufacturing





Delivery Expense
1.66%
1.09%

2.98%
1.82%







Operating
Income(Loss)
(11.20)%
9.37%

8.76%
13.19%














Other Expense





& Income






Interest (Income)
(5.90)%
(3.19)%

10.11%
6.54%
Multi-Level
Marketing
(6.61)
20.27

-
-
Treatment Centers
-
-

-
-
Other Expense
(Income)
0.56
0.1

-
-
Sales Discounts
-
-

-
-
Misc.

-
-

-
-


______
______

______
______
Total Other Expense





& Income

(12.51)%
17.08%

10.67%
6.64%







Net Income (Loss)
(23.71)%
25.45%

19.43%
19.83%










BUSINESS PHILOSOPHY

NeuroGenesis and its researchers have spent 25 years learning to understand the various functions involved in the emotion center of the brain. We have learned that addiction to alcohol, opium and its derivatives (e.g. heroin, morphine, codeine, etc.) and many of the abusable stimulants (e.g. cocaine) use much the same brain pathways as are used in stressful situations, carbohydrate bingeing, and Attention Deficit Hyperactivity Disorders (ADHD). The products we have developed over this time have proven to be very helpful in overcoming these diseases.

Over the last 15 years we have learned that the best way to market the Company's products is through network marketing. However we believe this will be true only until we can get FDA, Food for Drug Use, approval. At that time we will market through traditional methods.


Over 20% of the American population is believed to suffer from ADHD, and studies have shown that nearly 2/3rd of those respond best to one of our products, beCALM'd. The market for this product is thus over 13% of the population. Following this line of reason, the total annual market is at least $82,800,000,000. Even more important, if this entire market were reached, drug and alcohol addiction would become unimportant in this country! Consequently, the management and professional researchers of NeuroGenesis are determined to bring these products to as large a number of the American public as is possible


THE ESSENTIAL COMPONENTS OF NEUROGENESIS'S STRATEGY ARE

We are cash flow positive and income positive at this time and intend to continue to operate in this fashion. As can be seen by the material that follows, rapid but stable growth is entirely possible.

Continued maintenance of the patents and the acquiring of new ones as we develop further technical knowledge is essential. One patent is currently filed and awaiting approval for such an improvement.

Additionally, continued growth in the Network Marketing effort is very possible. We have just won a patent infringement case in which part of our award was a list containing 63,000 names of distributors who had purchased products (which infringed upon our patents) during the preceding year. We have already mailed out about 10,000 letters designed to attract these distributors. The result has been a doubling of our sales in a little over a quarter of a year.

A major detriment to sales has been the fact that products, which do not have FDA approval, are rarely prescribed by doctors. Doing so does not allow the claim of "standard practice" to be used in case of a malpractice suit. Thus, we have had to sell directly to the end user (through network marketing.) As soon as we are able to get a Food for Drug Use approval, we believe beCalm'd will be considered a major break through. Consequently, to get the funding needed for the above FDA approval we must first become a reporting company, then we must begin the active advertising necessary to fulfil the needs of doing the most extensive marketing possible.

The above advertising campaign will be primarily initiated by a series of "infomercials" which will be used to attract new network marketing distributors. Other companies, using the same consultants and techniques, have grown to between $6 million and $10 million in annual sales within less than three years

By the time we have finished the Food For Drug approval, we should be financially ready to begin alternate month publishing of half page ad's in magazines such as Preventative Medicine, Readers Digest, and others. This will be followed by more extensive advertising in all media as finances permit.


REVENUES

Beginning in the first quarter of 1998 the Company made a concentrated effort to increase both revenues and profits . The first step was the acquisition of Natural Neuro Nutrition, Inc. and Neuro Health Products. See Part 1. Item 1,Description of Business, The Company, next to last paragraph. For the year ending December 31, 1999 the Company had a net operating income of $25,924 as compared to a ($15,803) operating loss for the same period ending 1998. Sales net of discounts increased from $ 141,038 for 1998 to $276,815 for 1999 which represented a 196.71
% increase. Net profit rose from a (33,447) loss in 1998 to a $73,208 gain in 1999.
In the six month period ending June 30, 2000 sales were $262,346 as compared to $121376 for 1999 a gain of 216 % while cost of sales only increased 146 %. The net income from operations for this period was $17,191 an increase of 161 % over the same period for 1999.See Exhibit E-14 and E-15.

Patents and Trademarks.
The Company operates under three patents and one registered trademark:

1. Patent No.4,761,429 ENKEPHALINASE AND ENDORPHINASE INHIBITORS
AS ANTI-CRAVING COMPOSITIONS.

This patent was adjudicated in Federal Court as follows: "That the 429 Patent covers any preparation using D-phenylalanine or any effective combination of the following ingredients: D-phenylalanine, DL-phenylalanine; D-leucine; DL-leucine; L-tryptophan (or a substitute) and hydrocinnamic acid, in the treatment of or prevention of alcoholism, and/or the treatment or prevention of cravings for alcohol, cocaine and other narcotics. The 429 Patent also covers any preparation containing such ingredients used for the treatment or prevention of cravings for excessive amounts of foods containing carbohydrates; stress-induced damage; attention deficit hyperactivity disorders and all other disorders that are related to neurotransmitter insufficiencies." See Exhibit E-3

2. Patent No. 5,189,064 TREATMENT OF COCAINE ADDICTION
This patent was adjudicated in Federal Court as follows: "That the 064 Patent covers among its other claims, a composition used for the treatment of cocaine and other narcotic addictions and/or to reduce cravings for cocaine and other narcotics, consisting of : a) hydrocinnamic acid, any D-form mono amino acid, D-phenylalanine, and/or DL-phenylalanine; and b) L-glutamic acid, L-glutamate, and/or L-glutamine and/or L-tryptophan (or a substitute). The 064 Patent also covers any preparation containing such ingredients used for the treatment or prevention of cravings for excessive amounts of foods containing carbohydrates; stress-induced organ damage; and attention deficit/hyperactivity disorders and all other disorders that are related to neurotransmitter insufficiencies. See Exhibit E-4.

3. Patent No. 5,922,361 FOLIC ACID ENRICHED DIETARY SUPPLEMENT COMPOSITIONS FOR SELF-REGULATING STRESS-REDUCTION. This patent has not yet been adjudicated but its claims the uses of the 429 and the 064 patents and teaches that the formulae in them can be improved through the addition of Folic Acid. See Exhibit E-5.

4. Reg No. 2,127,310 Trademark, See Exhibit E-6.


Employees

The issuer employs on a regular basis four to five employees. However most of its work is hired done by outside companies. This work includes product manufacturing, bottling, labeling, and much of its research. Its primary marketing is done at this time by over 2,000 independent sales agents. It is anticipated that as the product use becomes more wide spread much more in house employment will be done.


ITEM 3. DESCRIPTION OF PROPERTY

NeuroGenesis, Inc.'s principal office is located at 120 Park Avenue League City, Texas 77058, and currently occupies
2000 square feet. Rent includes all utilities and use of common areas. The property is leased from an unaffiliated third party for a term that expires May 1, 2001., with a monthly rental of Seventeen Hundred Thirty-Four Dollars ( $1734.00) per month. Management ascertains that there is a very small likely-hood that the Company would not be able to renew the lease at about the same rate as there are numerous vacant offices in the Houston area. See Exhibit E-7


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of , with respect to each person known by the Company to own beneficially more than five percent
(5%) of it's outstanding Common Shares:



Name and Address
Common Shares Held
Percent
Albert H. Bieser
15535 St. Cloud
Houston, Texas 77062

908,723
47.01%
Lary Dorrington
P. O. Box 361
Seabrook, Texas 77586

102,041
5.28%
London & Schaeffer, LLP
3118 Richmond Avenue
Suite 200
Houston, Texas 77098

322,150
16.67%
Allene G. Snow
153 Baywood Street
LaPorte, Texas 77571


103,201
5.34%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

The following table identifies the directors and the principle executive officers of the Company:

Name
Age
Position
Albert H. Bieser
68
President, Treasurer, Director

Lary A. Dorrington
44
V. P. Marketing, Secretary,
Director
Allene Snow
47
V. P. Network Marketing,
Director

Dr. Terry Neher
61
Director, Advisory Board
Chairman

William Barrow
58
Director

Albert H. Bieser is the Board Chairman, President, Treasurer, a principal stockholder and a founding member of the Company. He holds Bachelor of Science degrees in Business Administration
(1953) and Electrical Engineering (1959) from the University of Colorado. He also holds a Master of Science degree in Electrical Engineering from Southern Methodist University (1963). Prior to 1984, Mr. Bieser served as the President of B. E. Industries, Inc. a successful private company that manufactured ship board satellite antenna aiming systems. President of General Computer Systems, Inc. a publicly held firm which manufactured a proprietary " key-disk-tape " data entry subsystem and as Managing Director of Recognition Equipment-Europe, a computer related company.

Lary A. Dorrington is the Vice President of Marketing, Secretary, Director and a principal shareholder of the Company. He holds a Bachelor of Science Degree in Biology and Chemistry
(1979) and a Master of Science Degree in Management (1989) from the University of Houston. He served in Retail Corporate Management with Joske's (department stores) of Houston until 1981. Mr. Dorrington has been a professional educator for the past nineteen years. He is a Past President of the Clear Creek Educators Association of the National Educators Association, a member of Phi Delta Kappa, the Association for supervision and Curriculum Development, the Texas Science Teachers Association, the National science Teachers Association, the Texas Association of Secondary School principals and the National Association of Secondary School Principals.

Allene Snow is the Vice President of Network Marketing and a Director. Mrs. Snow has been successfully involved in multilevel and network marketing since 1970. She began her career with Avon, Mary Kaye and Amway. As her ability to " grow major down-lines" matured, she became highly successful in Melahucia, Shacklee, Fuller Brush and Watkins. In addition to the above network marketing activity she has founded and run two retail businesses in the specialty clothing field since 1970. The latter of these still exist and is run by the Snow family. Prior to 1990 Mrs. Snow managed radio station KKBS in Guymon, Oklahoma. Her earlier work there was in commercial writing, announcing and time sales.

ITEM 6. EXECUTIVE COMPENSATION

The following table provides certain summary information concerning the compensation for each of the officers and directors during the current fiscal year:
Name
Principal Position
Annual Compensation
Albert H. Bieser
President ,CEO, Director
Up to $65,000 per yr.
(See Exhibit E-3)
Allene G. Snow
Vice President, Director
Up to $60,000 per yr.
(See Exhibit E-3)

Lary A.
Dorrington
Vice President, Director
Up to $55,000 per yr.
(See Exhibit E-3)

Barbara S. Bieser
Controller, Asst.
Secretary
Up to $40,000 per yr.
(See Exhibit E-3)


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 1985 Albert H. Bieser guaranteed a $250,000 loan from Lloyds Bank to the Company. Bieser received one share of Common Stock for each dollar of loan guarantee (250,000 shares). All of the stock purchased by the founders at about that time, were at about $0.08 per share. The interest (two percent (2%) per annum over London prime) could not be paid by the Company and was with Bieser's approval added to the loan without additional shares being given to Bieser. The only payment on interest and/or principal made by the Company was in 1990 in the amount of Thirty Thousand Dollars ($30,000). In 1993 Lloyds Bank demanded payment, but agreed to extend the note an additional eighteen months if the Company would immediately pay Seventy Five Thousand Dollars ($75,000) and Bieser would continue to guarantee the note. In order for the Company to provide the cash Bieser purchased one million five hundred thousand of the Company's unregistered Common Shares at a price of five cents ( $.05 ) per share. At the time the shares were trading at two cents ($.02) bid and five cents ($.05) asked.

On February 11, 1998 the Company acquired 100 % of the outstanding shares of Natural Neuro Nutrition, Inc. ,a Texas Corporation ("Texas 3NI") , for Three Hundred Ninety Seven Thousand Nine Hundred Sixty(397,960) Shares of the Company's Common Stock and Neuro Health Products (a proprietorship, NHP) for One Hundred Two Thousand Forty (102,040) of the Company's Common Shares. 3NI was an operating company selling similar products under license from the company, which had facilities, marketing, management teams, customers, and product fulfillment capability. NHP was a small network marketing firm, which sold products similar to those of the Company.
The following table list shareholders and amount of shares received on the February 11, 1998 Acquisition:
Date
Company
Name
Shares
2/11/98
3NI
Albert H. Bieser
P. O. Box 788
Seabrook, Texas 77586-0788
192,744
2/11/98
3NI
Lary Dorrington
P. O. Box 361
Seabrook, Texas 77586-0361
102,041
2/11/98
3NI
John and Barbar Ferell
2425 NASA Rd. 1
Seabrook, Texas 77586
34,014
2/11/98
3NI
William R. Barrow
P. O. Box 678
Seabrook, Texas 77586
20,408
2/11/98
3NI
J. Jaffas, Ltd.
c/o Andre Dinsberg
Lloyds Bank
1 Place Bel Aire
1211 Geneva, Switzerland
3,401
2/11/98
3NI
Dr. Terry Neher
25717 118th Pl. S. E.
Kent, Washington 98031
45,351
2/11/98
NHP
Allene Snow
153 Baywood Street
LaPorte, Texas
102,041


ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

The following is a summary of the material terms of NeuroGenesis's capital stock as set forth in its Amended
Certificate of Incorporation and Bylaws.

The Company is authorized to issue up 3,500,000 shares of Common
Stock at a par value of two and one-half cents ($0.025) per share.

At the date of this registration statement, the Company had issued and outstanding 1,932,900 shares of Common Stock. All outstanding shares are legally issued, fully paid and non-assessable.

LIQUIDATION RIGHTS

Upon liquidation or dissolution and after payment of any senior securities, each outstanding share of Common Stock will be entitled to share equally in the remaining assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.




DIVIDEND RIGHTS
There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends on Common Stock out of any funds legally available therefore, the Company has not paid dividends on shares of Common Stock and it is not anticipated that any dividends will be paid on shares of Common Stock in the foreseeable future. The Board of Directors initially may follow a policy of retaining all or substantially all earnings to finance the future growth of NeuroGenesis. Accordingly, future dividends, if any, on shares of Common Stock will depend upon, among other things, the Company's need for cash to finance acquisitions, working capital and it's financial condition at the time.

VOTING RIGHTS

Holders of Common Stock of NeuroGenesis are entitled to cast one vote for each share held at all shareholder meetings( or by written consent in lieu thereof ) for all purposes.

OTHER RIGHTS

Shares of Common Stock have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock. There are no redemption or sinking fund provisions applicable to shares of Common Stock.


REPORTS TO SHAREHOLDERS

If NeuroGenesis's obligation to file reports with the SEC is suspended, the Company will no longer file such reports but it intends to continue to furnish holders of NeuroGenesis's common stock with quarterly financial reports containing unaudited financial statements and annual reports containing audited financial statements.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION
NeuroGenesis's Common Stock is currently traded over the counter on the Pink Sheets at $0.01 Bid, None Ask. Until February 23, 2000 the Common Stock was traded on the NASDAQ Bulletin Board at a price of $1.03125 Bid, $3.00 Ask, at which time it was de-listed due to qualification requirements and placed on the Pink Sheets. See Exhibit E-13.


HOLDERS
NeuroGenesis believes that there were approximately 447 holders of record of the Company's Common Stock as of July 1 ,2000.

DIVIDENDS
NeuroGenesis has not paid dividends on shares of its Common
Stock since inception.

TRANSFER AGENT
The Company's transfer agent is:

American Registrar and Transfer Company
342 East 900 South
Salt Lake City, Utah 84111
Phone: (801) 363-9065. Fax: (801) 363-9066


ITEM 2. LEGAL PROCEEDINGS

January 22, 1992 the Company filed suit against Albert H. Bieser, Natural Neuro Nutrition, Inc. and Lloyds Bank Ltd. Alleging the loan to the Company by Lloyds Bank Ltd. and guaranteed by Albert H. Bieser had not been a loan but rather a purchase of stock. The suit also alleged patent infringement by Natural Neuro Nutrition, Inc.,(3NI). The suit was settled out of court in favor of the defendants. Lloyds loan was recognized, Bieser's guarantee was recognized and 3NI was not only found to not have infringed but was also given a royalty free license to prevent the suit from being brought again in the future.

March 1998 the Company et al filed two suits for patent infringement. The first named Tom Chmielewski and Natural Distributors International, Inc. as defendants. This suit was found in the Company's favor by the Southern District of the Texas Federal Court in Houston, Texas. In September 1998 the Judge awarded $7,000,000 as damages to the Company, 3NI and Albert H. Bieser. Chmielewski died before maximum recovery could be accomplished and the only benefit to the plaintiffs was $7000 cash and $15,000 in inventories. The attorneys received the cash as full compensation for their work and the Company received the inventories. See Exhibit E-8. The second suit named Tom Spinks and Quest IV Health Products of Irving, Texas. This suit was settled out of court in August 1999. The defendant agreed to all demands by the Company et al and paid $50,000 in cash claiming this was all he could afford and the Company agreed to the amount in order to effect the permanent injunction and the adjudication of the patent. See Exhibit E-9.

In early 2000 Spinks et al again began selling products in violation of the patent. The Company again filed suit against Spinks, Quest IV, his suppliers and primary distributors. This time the suit was filed in the Northern District of Texas Federal Court. The case is still in process against some of the defendants and some have already settled. See Exhibit E-9.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On June 1, 2000 Clyde Bailey, P. C., Certified Public Accountant, 10924 Vance Jackson, Suite 404, San Antonio, Texas 78230, phone (210) 699-1287 replaced Collins and Russell, 1002 Gemini, Houston, Texas 77058, phone (281) 486-9446 as the Company Auditor. This change was made in order to meet SEC qualifications.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following table are lists all sales of unregistered
securities since March 1, 1998:
Date
Name
Shares
Consideration
2/11/98
Albert H. Bieser
192,794
$48,198.50, 3NI Acquisition
2/11/98
Lary Dorrington
102,041
$25,510.25 " "
2/11/98
John and Barbara
Ferrell
34,014
$ 8,535.00 " "
2/11/98
William R. Barrow
20,408
$ 5,120.00 " "
2/11/98
J. Jaffas, Ltd.
3,401
$ 850.75 " "
2/11/98
Dr. Terry Neher
45,351
$11,337.75 " "
2/11/98
Allene Snow
102,041
$25,510.25, NHP Acquisition
5/9/99
James Payne
1,600
$ 400.00 Public Relations
8/29/99
William Barrow
5,000
$ 1,562.50 Directors
Compensation
8/29/99
Dr. Terry Neher
45,351
$14,172.19 Product Research
2/15/00
London & Schaeffer
322,150
$332,217.18 Attorney Fees






ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides in relevant parts as follows:

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses ( including attorney's fees ) , judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or on a plea of no lo contendere, or it's equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or in the right of the corporation to procure a judgment in it's favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the quest of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that despite the adjudication of liability but in the view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in (1) or
(2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may have been titled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above-discussed sections of the Delaware
Corporation law.

NeuroGenesis's Certificate of Incorporation and bylaws provide that NeuroGenesis " shall indemnify ", and advance litigation expenses, to the full extent of its' power to do so, to all directors, officers, employees and /or agents. It is anticipated that they will indemnify its' officers and directors to the full extent permitted by the above quoted statute.

Insofar as indemnification by NeuroGenesis for liabilities arising under the Securities Acts may be permitted to officers and directors of the Company pursuant to the foregoing provisions or otherwise, NeuroGenesis is aware that in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Acts and is therefore unenforceable. See Exhibit E-10.


FINANCIAL STATEMENTS

PART III

ITEM 1. INDEX TO EXHIBITS
EXHIBIT NUMBER
DESCRIPTION
E-1
Amended Articles of Incorporation
E-2
Reorganization Agreement
E-3
Employment Agreement dated
January13, 1998
E-4
Patent # 4,761,429
E-5
Patent # 5,189,064
E-6
Patent # 5,922,361
E-7
Trademark Reg. # 2,127,310
E-8
Lease Agreement
E-9
NeuroGenesis, Inc. et al vs
Chmielewski and Natural
Distributors International, Inc.
E-10
NeuroGenesis, Inc. et al vs. Tom
Spinks and Quest IV Health Products
et al.
E-11
Bylaws of NeuroGenesis, Inc.
E-12
National Quotation Bureau
Trading Information January 1,
1999 through June 23, 2000.










PART FS




FINANCIAL STATEMENTS

CLYDE BAILEY P.C.
________________________________________________________________
______________
Certified Public Accountant
10924 Vance Jackson  #404
San Antonio, Texas 78230
(210) 699-1287(ofc.)
(888) 699-1287  (210) 691-2911 (fax)
Member:
American Institute of CPA's
Texas Society of CPA's


Board of Directors
NeuroGenesis, Inc.
Houston, Texas

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

We have audited the accompanying consolidated balance sheet of NeuroGenesis Inc ("Company") as of December 31, 2000 and 1999 and the related consolidated statement of operations, changes in stockholders' equity, and statement of cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years ended 2000 and 1999 then ended in conformity with accounting principles generally accepted in the United States.

Clyde Bailey
Certified Public Accountant

February 17, 2001








NEUROGENESIS, INC.

Comparative Financial Statements

December 31, 2000 and 1999

Clyde Bailey, P.C.
Certified Public Accountant
10924 Vance Jackson #404
San Antonio, Texas 78230


NeuroGenesis,Inc.
Balance Sheets
As of December 31, 2000 and 1999

Assets

2000
1999
Current Assets:


Cash and cash equivalent
$51,325
$31,231
Accounts receivable, net of allowance for
doubtful accounts
$17,059
$20,327
Inventories
$29,173
$44,544
Prepaid Expenses
$39,412
$33,042



Total Current Assets
$136,969
$129,144



Fixed Assets:


Furniture and office equipment, net of
accumulated depreciation of $10,125 for
2000 and $10,655 for 1999
$6,954
$9,798
Patens, net of accumulated amortization
of $940 for 2000 and $392 for 1999
$12,529
$10,018



Total Fixed Assets
$19,483
$19,816






Total Assets
$156,452
$148,960
The accompanying notes are integral part of the financial statements.



NeuroGenesis,Inc.
Balance Sheets
As of December 31, 2000 and 1999
LIABILITIES and STOCKHOLDERS' EQUITY

2000
1999
Current Liabilities


Accounts Payable
$16,411
$344,683
Note Payable - Related Party
$165,018
$155,959
Loans from directors
$132,531
$144,120



Total Current Liabilities
$313,960
$644,762






Stockholders' Equity


Preferred stock, par value $.025 per
share authorized 500,000 shares, no
shares outstanding.


Common Stock, par value $.025 per
share, authorized 25,000,000 shares:
2,003,588 and 1,750,750 shares issued
and outstanding at December 31, 2000
and 1999
$50,090
$43,769
Additional Paid-In Capital
$2,167,767
$1,780,938
Accumulated Deficit
$(2,375,365)
$(2,320,509)



Total Stockholders' Equity
$(157,508)
$(495.802)



Total Liabilities and Stockholders'
Equity
$156,452
$148,960



The accompanying notes are integral part of the financial statements.

NeuroGenesis, Inc.
Statement of Operations
For the Years Ended December 31, 2000 and 1999


2000
1999
Sales, net of discounts
$413,030
$276,815
Cost of Sales
$109,485
$82,020
Gross Profit
$303,545
$194,795



Legal and Professional Fees
$ --
$322,150
Selling, general and administrative
expenses
$349,008
$108,183
Operating Income (Loss)
$(45,463)
$(235,538)



Other Income (Expense)


Interest (expense)
$(9,393)
$(8,828)
Other Income (expense)
$--
$(4,576)
Other Income, net
$(9,393)
$(13,404)
Net Income (Loss)
$(54,856)
$(248,942
Net Income (Loss) per share
$ --
$(0.18)



Weighted average shares outstanding
$2,003,588
$1,750,750
The accompanying notes are integral
part of the financial statements.




NeuroGenesis, Inc.
Statement of Changes in Stockholders Equity
For the Years Ended December 31, 2000 and 1999




Common Stock

Additional
Paid-In

Accumulated
Deficit
Total
Stock-
holders

Shares
Amount
Capital

Equity
Balance
December 31,1998
1,750,750
43,769
1,780,938
(2,071,567)
(246,860)
Net Loss,
December 31,1999
--
--
--
(248,942)
(248,942)
Balance
December 31,1999
1,750,750
43,769
1,780,938
(2,320,509
(495,802)
Stock issued
382,838
9,571
373,267
--
382,838
Stock Cancelled
(140,000)
(3,500)
3,500
--
--
Stock issued
for services
10,000
250
10,062
--
10,312
Net Loss,
December 31,
2000
--
--
--
(54,856)
(54,856)
Balance
December 31,2000
2,003,588
$50,090
$2,167,767
$(2,375,365)
$(157,508)






The accompanying note are integral part of the financial statements












NeuroGenesis, Inc.
Statement of Cash Flows
For the Years ended December 31, 2000 and 1999


2000
1999
Cash Flows from Operating Activities:


Net Income (Loss)
$(54,856)
$(248,942)
Operating expenses not requiring use of
cash:


Amortization expense
548
392
Depreciation expense
3,281
2,790
Shares Issued for services
393,150
--
Net(Increase) decrease in operating
assets and liabilities
(330,445)
265,193
Net Cash Provided by Operating Activities
11,678
19,433
Cash Flows from Investing Activities:


Purchase of property and equipment
(3,607)
(13,631)
Net Cash Provided by Investing Activities
(3,607)
(13,631)
Cash Flows from Financing Activities:


Increase in notes payable
9,358
8,828
Payment of notes payable
--
--
Net Cash Provided by Financing Activities
9,358
8,828
Net Increase (Decrease) in cash
17,429
14,630
Cash-Beginning of year
31,231
16,601
Cash-End of Year
$48.660
$31,231






Supplementary Disclosure:


Cash Paid for Interest
9,393
8,828
Cash Paid for Taxes


Non-cash transactions:


(See Statement of Stockholders Equity


Shares Issued for Services
20,312
382,838
Shares Issued for Assets
0
0



The accompanying notes are integral part of the financial statements










NEUROGENESIS, INC.
Notes to Financial Statements

Note 1- ORGANIZATION

NeuroGenesis, Inc. (the "Company") is a Delaware Corporation and is the successor to the business operations of Matrix Technologies, Inc., a Texas Corporation, which was incorporated in November 1984 for the purpose of completing the development of a series of products to be used as adjuncts to therapy by the substance-abuse treatment community. The company has a total of 50,000,000 authorized common shares with a par value of $.025 per share and with 2,002,588 common shares issued and outstanding as of December 31, 2000. The Company has a total of 5000,000 authorized shares of preferred stock with a par value of $.025 and no shares are outstanding.

In November of 1989, one of the components of the main product, 1-tryptophan, was banned by the FDA. This required destruction of product inventory and resulted in a substantial decline in sales over the next few years. During 1991 the majority of directors resigned and new directors were elected. By 1993, sales had fallen to less than 20% of the 1990 levels. In 1991 one of the Company's original Founders formed a new company, Natural Neuro Nutrition, Inc. (3NI), to develop new research and pursue similar goals of the original company.

NeuroGenesis, Inc. unsuccessfully pursued legal action against the new company, 3NI, which was settled in August of 1993 and resulted in the Company giving 3NI a royalty free license and reinstating the founder of 3NI on the Board of Directors of NeuroGenesis, Inc.

After settlement of the litigation in 1993, the Founder began reorganization of NeuroGenesis Inc. The Company, from an operational point of view, was basically inactive until February 1998. At that time, the Company acquired 3NI and a network marketing company, Nuero Health Products, in exchange for 500,000 shares of common stock valued at approximately $125,062.



Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventory
Inventories are stated at the lower cost or market. Cost is determined using an average cost method.

Property and Equipment
Property, and equipment are reported at a cost. Repairs and maintenance costs are charged to operations when incurred.

Depreciation
Depreciation is calculated using the straight-line method, based on the estimated useful life of the respective asset, which ranges between five years and ten years. Depreciation expense for 2000 and 1999 was $3,281 and $2,790 respectively.

Stock Based Compensation
Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" established a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company did not adopt the fair value based method but instead discloses the effects of the calculation required by the statement

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Revenues are recognized in the period in which they occur. Revenues are recognized from sales of products when they are shipped. Revenue and expenses are accrued at the end of the accounting periods for proper accounting in order to comply with generally accepted accounting procedures.

Summary of Recent Accounting Pronouncements

SFAS 129
Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

SFAS 130
In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position are unaffected by implementation of these new standard Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS 131
SFAS 131, "Disclosure about Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This accounting pronouncement has had no effect on the Company's financial statements for the periods presented.

SFAS 132
Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.
SFAS 133
Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

Note 3 - PATENTS AND ROYALTIES

The Company has developed three patents since 1984.
Registration of the first two patents was assigned to a key stockholder and officer of the Company in 1995 to partially satisfy a debt obligation (See Note 6). At the time of transfer the patents were valued at $89,153. A third patent was developed in 1999 at a cost of $10,410. The third patent was split into two applications by the Patent and Trademark Office
(PTO). The first of these was awarded in 1999 and the second is pending. It is anticipated that these two patents will be assigned to the company by the two inventors (both officers of the Company), if and when the award by the PTO is complete.







Note 3 - PATENTS AND ROYALTIES (continued)

An agreement exists between NeuroGenesis, Inc. and the key stockholder and officer, which allows the Company to use the patents without paying royalties as long as the stockholder remains an officer of the Company and receives renumeration according to the compensation agreement outlined in Note 8. No compensation was paid to this officer, under the compensation agreement, during 2000 and 1999.

The patent assignment and royalty agreement requires the Company to pay royalties of $.01 for each capsule manufactured by the Company if the conditions stated above are not met. No royalty fees were paid to this officer or accrued under this agreement during 2000 and 1999.

All legal fees associated with the development and protection of the patents have been paid by the Company and all proceeds of the law suits have been given to the Company even though the patents have been assigned to a key officer and shareholder of the Company. Total legal fees paid by NeuroGenesis, Inc. related to these patents were $28,684 in 2000 and $28,684 in 1999 (See Notes 4 & 5).

All royalty income has been given to the Company.  During 2000 and 1999, NeuroGenesis, Inc. received royalty income of $3,317 and $3,197 related to the patents assigned to the officer and stockholder.

Note 4-  PATENT INFRIGEMENT LITIGATION

The Company has been involved in extensive litigation developing and protecting the first two patents. In September 1998 the Company obtained a judgment against a former officer and stockholder of NeuroGenesis, Inc., in the amount of $7.2 million for patent, trademark and trade dress infringement, misrepresentation, conversion breach of contract and breach of fiduciary duty. Although the Company prevailed, the defendant died prior to the settlement of the judgment. Settlement with the estate of the defendant provided a $15,000 cash payment to NeuroGenesis, Inc. and conveyance of product inventory and accounts receivable valued at $19,976. The $15,000 cash was paid to legal counsel according to terms of the contingency agreement and for accrued legal expenses (See Note 5).

In September 1999 the Company obtained a permanent injunction and a $50,000 judgment against an ex-distributor of NeuroGenesis, Inc., and his company for patent, trademark and trade dress infringement, misrepresentation in commercial advertisement, misappropriation of trade secret, business defamation and product disparagement, libel and slander.

Legal counsel for NeuroGenesis, Inc. filed a suit against the defendant in December, 999 for refusal to abide by the September 1999 settlement award and is vigorously pursuing this case since the defendant and his company continues to violate the court ordered injunction. The outcome of this litigation is uncertain. The Company's legal counsel has retained, in escrow, $30,000 of the $50,000 received to pay for the future legal expenses.



Note 5-  LEGAL REPRESENTATION AND STOCK OWNERSHIP

In March 1998, the Company entered into a contingency ownership agreement with their legal counsel to perform legal services for NeuroGenesis, Inc. in connection with all cases related to patent infringement. The contingency percentage is 40% of all amounts recovered after filing suit, and 45% upon filing an appeal. The contingency percentage increases to 50% for defending a counterclaim filed by another party against the Company, or for bankruptcy proceedings filed by a defendant during representation, or for bankruptcy proceedings filed by the Company during representation.

As additional compensation for representation, legal counsel is entitled to an equity ownership interest in NeuroGenesis, Inc. equal to 10% of the total issued and outstanding stock, on a fully diluted basis, at the conclusion of representation, with an option to increase the ownership interest to 20% within six months after concluding representation. In January 2000, the Company issued 322,150 shares of common stock to legal counsel, which represents 20% of all shares at December 31, 1999 (See
Note 9).

Note 6- NOTE PAYABLE
In March 1995 NeuroGenesis, Inc. had a $446,459 bank loan, which was personally guaranteed by an officer and major stockholder. The bank exercised the guarantee and collected the amount due from the individual shareholder. In consideration to the shareholder for satisfying the debt, the Company issued shares of common stock valued at $165,878 and the balance of $280,581 was issued as a demand note, which bears interest at a rate of 6.0% per annum. In April 1995 the Company transferred ownership of two patents, valued at $89,153 to the officer and stockholder to reduce the balance due on the demand note.

During 1997 the Company applied $80,000 of royalty income against this shareholders note balance and paid the shareholder an additional $5,000 against the note (See Note 3). The remaining principal balance of $106,428 has been renewed annually with accrued interest. Total accrued interest payable at December 31, 2000 and 1999 was $165,316 and $155,959.
Interest expense was $9,358 and $8,828 for 2000 and 1999 respectively.

In addition to this note the Company is indebted to the same officer and stockholder for legal expenses paid in connection with the lawsuit filed by NeuroGenesis, Inc. against 3NI, Lloyd's Bank, and the Company officer, which was settled in 1993. The amount owed is not evidenced by a note and is not accruing interest. The balance owed to the stockholder was $132,831 at December 31, 2000 and $143,159 at December 31, 1999.
The note included $105,000 for the Company's legal fees and the balance for working capital.


Note 7- INCOME TAXES
The Company has net operating loss carry forwards available to offset future taxable income of $1,728,933 and $1,734,465 for 2000 and 1999, respectively. Approximately $5,468 will expire in 2001, $54,000 in 2002, and $50,000 will expire in 2003.
Approximately $400,000 will expire in 2005, $662,000 in 2006, $104,000 in 2007, $1,013 in 2008, and the balance of $109,375 in
2009. The Company's tax records for 1992-1994 are not available as of the date of this report. These records were not turned over the current management when all other directors resigned in 1994 (See Note 1). Management is in the process of obtaining the tax records from the Internal Revenue Service.


Note 8- EMPLOYMENT AGREEMENTS

The Company has an agreement to pay certain directors and employees compensation based on net cash flow available, up to specified limits. The Boards of Directors must approve any compensation above the limits. During 2000 and 1999 no payments were made under this agreement. Only one director, who is employed by the Company, was paid for services during 2000 and 1999. The amount of compensation paid was employment related and is not part of this compensation plan.


Note 9 - OPERATING LEASES

The Company leases its corporate headquarters in Houston, Texas for office and warehouse space. Currently the Company occupies approximately 2,300 square feet and the monthly rent is $ 1,734 per month. The lease began in April 1999 and expires on March 31, 2002. At December 31, 2000, future minimum lease payments under these operating leases are as follows:

2001
$20,808
2002
5,202


Total rent expense for the fiscal year ended December 31, 2000 and 1999 were $20,808 and $19,616.


Note 10 - Common Stock

In January 2000, the Company canceled 140,000 shares of common stock held by previous officer and stockholder, in accordance with the lawsuit, which was awarded in September 1998 by judgement (See Note 4).

The Company also issued 322,150 or 20% of its outstanding stock to legal counsel in accordance with their compensation agreement
(See Note 5).  The value of this transaction is $322,150.

An additional 60,688 shares of common stock were also issued in January 2000 to two Company directors in lieu of compensation.
The value of this transaction is $60,688 based on the stock price on the date of issuance.

The Company also issued 10,000 for service valued at $10,312.



Note 11- FOOD AND DRUG ADMINISTRATION REGULATIONS

The Company presently markets its products as nutritional products, rather than therapeutic products. The potential exists whereby the Company would be required to obtain approval from the Food and Drug Administration (FDA) to market its products. In addition, many states have statutory authority to regulate drugs and other nutritional products. Therefore, there is risk that the Company's products may become subject to state and federal regulations, and there is no guarantee that FDA approvals, if required would be granted.



NeuroGenesis, Inc.
Balance Sheets

September 30, 2001
December 31, 2000
ASSETS
(Unaudited)
(Audited)
Current Assets


Cash and cash equivalent
$68,256
$51,325
Accounts receivable, net of
allowance for doubtful
accounts
40,949
17,059
Inventories
42,115
29,173
Prepaid expenses
25,789
39,412
Deferred tax asset

700



Total Current Assets
$177,109
$137,669



Fixed Assets


Furniture, office equipment
and patents, net of
accumulated depreciation.
26,788
19,483



Total Fixed Assets
$26,788
$19,483






Total Assets
$203,899
$157,152





September 30, 2001
December 31, 2000
LIABILITIES
(Unaudited)
(Audited)
Current Liabilities


Accounts payable and accrued
expenses
$45,770
$16,411
Loans from Directors
104,393
132,531
Total Current Liabilities
$150,163
$148,942



Long Term Liabilities:


Loan from Director
$165,317
$165,317
Total Long Term Liabilities
$165,317
$165,317
Total Liabilities
$315,480
$331,970






STOCKHOLDERS EQUITY (DEFICIT)


25,000,000 Common Shares @
$0.025 and 500,000 Preferred
Shares authorized


2,003,600 Common Shares
@$0.025 par value,
outstanding
49,842
49,840
Additional Paid in capital
2,157,803
2,157,705
Accumulated Deficit
(2,096,062
(2,191,624



Total Stockholders Equity
$111,583
$15,921



Total Liabilites and
Stockholders Equity
$203,897
$338,533




NeuroGenesis, Inc.
Statement of Operations

Three Months Ended
September 30
Nine Months Ended
September 30

2001
2000
2001
2000
Revenues
$172,096
$98,114
$464,967
$360,424
Cost of Goods Sold
37,239
23,498
$94,098
74,753
Gross profit
134,857
74,614
370,869
285,671
Selling, General
and Administrative
Expense
110,219
64,439
322,013
240,924
Operating Income
(Loss)
24,638
10,175
48,856
44,747
Other Income
(Expense)
(35)
(35)
(5,866)
(17,446)
Interest




Provision for
Income Tax
0
0
0
0
Net Income
24,603
10,140
42,990
27,301










Basics Earning per
Share
$0.0123
$0.005
$0.0215
$0.0137
Weighted Average
Number of Shares
Outstanding
2,003,600
1,993,680
2,003,600
1,993,680
See Accompanying Notes





NeuroGenesis, Inc.
Statement of Cash Flows


Nine Months Ended
September 30

2001
2000
Cash flows from operating activities:


Net earnings
$42,990
$27,031
Adjustments to reconcile net earnings
to net cash flows from operating
activities:


Depreciation
2,454
2,289
(Increase) decrease in accounts
receivable.
(23,890)
(2,869)
(Increase) decrease in inventories
(12,942)
26,093
Increase (decrease) in accounts
payable
(1,221)
22,841
Net cash flows from operating
activities
9,833
29,973
Cash flows from financing activities;


Advance from related party(s)
--

Repayment of note payable
--
(7,798)
Debit issuance
--

Net cash flows from financing
activities:
0
(7,798)
Net increase in cash and cash
equivalents
9,833
22,175
Cash and cash equivalents beginning
of period.
33,506
31,231
Cash and Cash equivalents ending of
year.
$41,064
$33,506
Supplementary cash flow information:


Cash paid for interest
--
17,446






See Accompanying Notes





NEUROGENESIS, INC.

Notes to Financial Statements
Note 1 - Basis of Presentation:
	The financial statements include the accounts of NeuroGenesis, Inc. and it's subsidiaries. The balance sheet as of September
30, 2001, the statements of operations for the three months ended September 30, 2001and 2000 and the nine months ended
September 30, 2001 and 2000 and the statements of cash flows for the same period in 2001 and 2000 have been prepared by the Company without audit. In the opinion of management, these financial statements include all adjustments necessary to present fairly the financial position, results of operations and cash flows as of September 30, 2001 and for all periods presented except as explained in note 2. All adjustments made have been of a normal recurring nature. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The
Company believes that the disclosures included are adequate and provide a fair presentation of interim period results. Interim financial statements are not necessarily indicative of financial position or operation results for an entire year. It is suggested that these interim financial statements read in conjunction with the audited financial statements and the notes thereto included in the audited financial statements and the notes thereto included in the Company's Form 10 for the year ended 1999 filed with the United States Securities and Exchange Commission (SEC) on or about September 1, 2000, as amended
September 22, 2000 and as amended on or about October 3, 2000 and as amended October 31, 2001.


	Note 2- The Company.
	NeuroGenesis, Inc. (The Company) is a Delaware Corporation and is the successor to the business operations of Matrix
Technologies Inc., a Texas Corporation, which was incorporated in November 1984 for the purpose of completing the development of a series of products to be used as adjuncts to therapy by the substance-abuse treatment community.

	In November of 1989, one of the components of the main product, 1-tryptophan was banned by the FDA. This required destruction of product inventory and resulted in a substantial decline in sales over the next few years over the next few years. During 1991 the majority of the Company's Directors resigned and new Directors were elected. By 1993 sales had fallen to less than 20% of the 1990 level. In 1991 one of the Company's original founders formed a new company, Natural Neuro Nutrition, Inc. (3NI), to develop new research and pursue similar goals of the original company.

	NeuroGenesis, Inc. unsuccessfully pursued legal action against the new company, 3NI, which was settled in August 1993 and resulted in the Company giving 3NI a royalty free license and reinstating the founder of 3NI on the Board of Directors of NeuroGenesis, Inc.

	After settlement of the litigation in 1993, the founder began reorganization of NeuroGenesis, Inc. The Company, from an operational point of view, was basically inactive until February
1998. At that time the Company acquired 3NI and a network marketing company Neuro Health Products, in exchange for 500,000 shares of the Company's Common Stock valued at approximately
$62,500.

	On July 29,2000 the Company's Stockholders approved a resolution to change the capital structure of the Company from three million five hundred thousand common shares to twenty five million common shares and five hundred thousand preferred shares.


Note 3 - Summary of significant accounting policies:
Following is a summary of the Company's significant accounting policies:

Basis of presentation - The accounting and reporting policies of the Company conform to generally accepted accounting principals.

Principals of Consolidation - The accompanying financial statements include the accounts of its wholly owned subsidiaries.
Natural Neuro Nutrition, Inc. and Neuro Health Products. All significant inter company transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's periodic filings with
the 	Securities and Exchange Commission include, where
applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products and markets, which could affect the financial statements and future operations of the Company.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash in banks, money market funds and certificates of deposit with a maturity of less than one year to be cash equivalents.

Inventory - Inventories are stated at the lower cost or market.
Cost is determined using an average cost method.

Property and Equipment - Property and equipment are reported at cost. Repairs and maintenance costs are charged to operations as they occur.

Depreciation - Depreciation is calculated using the straight-line method, based on the estimated useful life of the respective asset, which ranges between five years and ten years.



Net income per share of common stock - Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, after giving retroactive effect to stock splits if any.

Note 5 - Subsequent event
On July 29, 2000 the shareholders passed a resolution to increase the authorized capitalization from three and one half million common shares to twenty five million common shares and five hundred thousand preferred shares.


Item 2.  Management's Discussion and Analysis of Financial
Condition and Results of Operations.


Results of operations
For the nine month period ending September 30, 2001 the Company had sales of three hundred sixty thousand four hundred twenty four dollars almost twice the figure of one hundred eighty three thousand six hundred seventy seven dollars
($464,967.00) for the nine month period ending September 30, 2000. Net income for the same periods, were forty-two thousand nine hundred ninety dollars ($42,990.00) for 2001 and twenty-seven thousand three hundred one dollars ($27,301) for 2000.

Liquidity and capital resources
The Company had total liabilities approximating two hundred ninety four thousand five hundred seventy two dollars at September 30, 2001 as compared to three hundred twenty two thousand six hundred twelve dollars at September 30, 2000. This decrease is attributed to net earnings. It is anticipated that cash requirements for the next fiscal year, will be provided by increased sales and net earnings. However, there can be no assurance that these activities will, in fact, provide the necessary working capital for working capital.

This Form 10QSB includes or may include certain forward-looking statements that involve risks and uncertainties. This Form 10QSB contains certain forward-looking statements concerning the Company's financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations as well as other statements including words such as "anticipate ", "believe", "plan", "estimate", "expect", "intend" and other similar expressions. Although the Company believes it's expectations reflected in such forward-looking statements are based on reasonable assumptions, readers are cautioned that no assurance can be given that such expectations will prove correct and actual results and developments may differ materially from those conveyed in such forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements in this Form 10QSB include, among others, the pace of technological change, the Company's ability to manage growth and attract and retain employees, general business and economic conditions in the Company's operating regions, and competition and other factors all, as more fully described in the Company's report on Form 10 for the period ended December 31, 1999 under Management's Discussion and Analysis of Financial Condition and Results of Operations " Assumptions Underlying Certain Forward-Looking Statements and Factors That May Affect Future Results" and elsewhere from time to time in the Company's SEC reports. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form10QSB. If the Company does update or correct one or more forward looking statements, investors and others should not conclude that the Company will make additional updates or corrections with respect thereto or with respect to other forward-looking statements. Actual results may vary materially.

	Item 6 - Exhibits and Reports on Form 8K.
	None.

	All other items in Part II are either not applicable to the Company during the current quarter, the answer is negative or a response has been previously reported and an additional report of the information is not required, pursuant to the instructions to Part II.







EXHIBIT E-2


REORGANIZATION AGREEMENT
This Reorganization Agreement is made and entered into this 27th day of January, 1989 between and among Cozmal Technology, Inc., a Utah Corporation, which is referred to herein as the Company", Matrix Technologies, Inc., a Texas corporation, which is referred to herein as 'Matrix," and the persons identified in Exhibit A attached hereto, who are the beneficial owners of 100% of the issued and outstanding equity securities of Matrix (the "Shareholders").

WHEREAS, the Shareholders own, and have the unrestricted right to sell, transfer and convey, one hundred percent (100%) of the issued and outstanding capital stock of Matrix, and

WHEREAS, the Company wishes to acquire one hundred percent
(100%) of the issued and outstanding capital stock of Matrix, in exchange for authorized but un-issued shares of the Common Stock of the Company, and

WHEREAS, the shareholders of the Company have previously approved, subject only to the closing of this Reorganization Agreement, a reverse stock split which has positioned the Company to complete the transactions contemplated by this Agreement, and

WHEREAS, the shareholders of the Company have previously approved, subject only to the closing of this Reorganization
Agreement, a change in the name of the Company to NeuroGenesis, Inc., and

WHEREAS, the Shareholders have agreed to contribute one hundred percent (100%) of the issued and outstanding capital stock of Matrix to the Company in exchange for authorized but un-issued
Common Stock of the Company, and

WHEREAS, the Company and the Shareholders wish to formalize the abovementioned agreement and thereafter, accomplish such exchange on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants hereinafter set forth, the parties hereto have agreed and by these presents do hereby agree as follows:

1.REPRESENTATIONS AND WARRANTIES BY THE SHAREHOLDERS AND MATRIX.
Matrix and the Shareholders hereby jointly and severally make the following express representations and warranties to the
Company:

(a) Matrix is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has the corporate power to own its property and carry on its business in the State of Texas. Certified copies of Matrix's Certificate of Incorporation and By-laws, have heretofore been furnished to the Company by Matrix and/or the Shareholders, and all such copies are true, correct and complete copies of the original Certificate of Incorporation and By-Laws, including all amendments thereto.

(b) Matrix has the corporate authority to issue a total of 5,000,000 shares of $0.01 par value Common Stock, of which 4,000,000 shares have been validly issued, are now outstanding and are held of record by the Shareholders identified in Exhibit A, Schedule A-1.

(c) Prior to the Closing Date specified herein, Matrix will have received fully paid subscriptions for an additional 220,000 shares of its Common Stock which are presently being offered to qualified prospective investors at a price of SI.71 per share by means of a Private Placement Memorandum dated December 15, 1988. A true and complete copy of the above referenced Private Placement Memorandum, including all exhibits thereto, is attached hereto as Exhibit B. MI persons who purchase such additional shares of the Common Stock of Matrix shall be identified in Exhibit A, Schedule A-2.

(d) Each person who subscribes to purchase any of the shares of Common Stock specified in Section 1(c) shall, as a condition of sale, be required to assent to all of the terms and conditions of this Agreement.




(e) The Shareholders will have full power and authority to exchange the 4,220,000 shares of Matrix's Common Stock which are held by them upon the terms and conditions provided for in this Agreement, and said shares will have been duly and validly issued and be free and clear of any lien or other encumbrance on the Closing Date specified herein.

(f) The un-audited October 31,1988 financial statements of Matrix, which have been compiled by Peat, Marwick, Main & Co., and are attached as an exhibit to the Private Placement Memorandum, constitute substantially true and correct statements of the financial condition of Matrix and of Matrix's assets and liabilities as of such date. Except as described in the notes to such financial statements, Matrix has not:

(1) Issued any additional shares of its capital stock, or any options to acquire such stock, to any person other than:
Final Reorganization Agreement
Page 1

i. The persons listed in Exhibit A, Schedule A-2, who have recently acquired shares of Matrix Common Stock in connection with the private placement of Matrix Common Stock which is described in Section 1(c) and the Private Placement Memorandum, or

ii. The persons listed in Exhibit A, Schedule A-3, who have recently been granted options to acquire shares of Matrix Common
Stock in exchange for the forgiveness of indebtedness or for services rendered,

(2) paid or declared any dividends or distributions of capital, surplus, or profits with respect to any of its issued and outstanding shares of capital stock,

(3) paid or agreed to pay any consideration in redemption of any of its issued and outstanding shares of capital stock, or

(4) entered into any other transaction or agreement which would, or might, materially impair the shareholder's equity of Matrix as reflected in such financial statements.




(g) Since October 31, 1988, Matrix has not engaged in any material transactions other than transactions in the normal course of the operation of its business, which would, or might, materially impair the shareholder's equity of Matrix as reflected in the financial statements which are attached as an exhibit to the Private Placement Memorandum.

(h) Matrix is not involved in any pending or threatened litigation which would, or might, materially affect its financial condition and which has not been:

(1) provided for in the financial statements attached as an exhibit to the Private Placement Memorandum, or

(2) disclosed to the Company in writing.

(i) Matrix has good and marketable title to all of the property and assets shown in its balance sheet free and clear of any and all liens, encumbrances or restrictions, except for:

(1) the liens, encumbrances and restrictions which are set forth in its balance sheet and the notes thereto,

(2) taxes and assessments which may become due and payable after the date of this Agreement, and

(3) easements or other minor restrictions with respect to its property which do not materially affect the present use of such property.

(j) There are no unpaid assessments or proposed assessments of Federal income taxes pending against Matrix. All liabilities for Federal and State income or franchise taxes, as shown on the tax returns filed, or to be filed, by Matrix, have been paid or the liability therefore has been provided for in the attached balance sheet and all Federal and State income or Franchise taxes for periods subsequent to the periods covered by said returns likewise have been paid or adequately accrued.

(k) The Shareholders are acquiring the Common Stock of the Company solely for their own account, for investment, and not with a view to any subsequent 'distribution" thereof within the meaning of that term as defined in the Securities Act of 1933, as amended (said Act and rules and regulations promulgated there-under being hereinafter referred to as the 'Act'). The Shareholders understand that the Common Stock of the Company has not been registered under the Act or Securities laws of any State Act') by reason of the specific exemptions there-from, which exemptions depend in part upon the Shareholders subjective investment intent as expressed herein. In furtherance of the foregoing, each Shareholder shall be required to execute and deliver to the Company an Investment Letter, in the form attached hereto as Exhibit C, as a condition precedent to the issuance of a new share certificate for the Common Stock of the Company that will be issued to him.

(I) The Shareholders hereby jointly acknowledge that they are either

1. Accredited Investors' as such term is defined in Regulation D promulgated under the Act, or

2. That they have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the proposed exchange of Matrix's stock for Common
Stock of the Company, and

3. That they are able to bear the economic risks of the investment and are able to protect their own interests in an investment of this nature.

Matrix and the Shareholders further represent and warrant that all of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of six
(6) months from the Closing Date, except as to the warranties and representations set forth in subsection (h) hereof which shall survive for a period of three (3) years from the Closing Date.

2. REPRESENTATIONS AND WARRANTIES BY THE COMPANY. The Company hereby makes the following express representations and warranties to Matrix and the Shareholders:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah and has the corporate power to own its properties and carry on its business as now being conducted. Certified copies of the Company's Certificate of Incorporation and By-Laws, have heretofore been furnished to Matrix and/or the Shareholders by the Company, and all such copies are true, correct and complete copies of the original Certificate of Incorporation and By-Laws including all amendments thereto.

(b) The Company has the corporate authority to issue a total of 100,000,000 shares of $0.001 par value Common Stock, of which 2,995,000 shares are presently issued and outstanding. The beneficial owners of such shares, as reflected on the records of the Company, are identified in Exhibit D to this Agreement.

(c) On the closing date of this Reorganization Agreement 995,000 shares of the restricted Common Stock of the Company will be repurchased by the Company for a nominal consideration, and cancelled forthwith. Concurrently, Company will effect a reverse split of the remaining 2,000,000 shares of its registered Common Stock in the ratio of 1 share for each 1.9929668 shares outstanding immediately prior to the reverse split. Upon the completion of the above referenced stock repurchase and reverse split, the Company will have a total of 1,003,530 shares of Common Stock which are fully paid, validly issued and outstanding.

(d) The audited October 31, 1988, Balance Sheet of the Company, which is attached hereto as Exhibit E, constitutes a substantially true and correct statement of the financial condition of the Company and the Company's assets, liabilities and income as of such date. Since the date of such Balance Sheet, the Company has not

(1) issued any additional shares of its Common Stock, or any options to acquire such stock, to any person,

(2) paid or declared any dividends or distributions of capital, surplus, or profits with respect to any of its issued and outstanding shares of Common Stock,

(3) paid or agreed to pay any consideration in redemption of any of its issued and outstanding shares of Common Stock, or

(4) entered into any other transaction or agreement which would, or might, materially impair the shareholder's equity of the Company as reflected in such Balance Sheet.

(e) The Company has the corporate power and authority to execute and perform all of its duties and obligations under the terms of this Agreement and to issue and deliver to the Shareholders the shares of Common Stock that are required to be issued and delivered under the terms of this Agreement.

(f) The execution and delivery of this Agreement, and the issuance of Common Stock required to be issued hereunder, will have been duly authorized by all necessary corporate action and neither the execution nor delivery of this Agreement nor the issuance of Common Stock nor the performance, observance or compliance with the terms and provisions of this Agreement will violate any provision of law, any order of any court or other governmental agency, the Certificate of Incorporation or By-Law of the Company or any indenture, agreement or other instrument to which the Company is a party, or by which it is bound or by which any of its property is bound.

(g) The Company is not involved in any pending or threatened litigation which would, or might, materially affect its financial condition and which has not been

(1) provided for in the financial statements attached hereto as Exhibit E, or

(2) disclosed to Matrix and the Shareholders in writing.

(h) There are no unpaid assessments or proposed assessments of Federal income taxes pending against the Company. All liabilities for Federal and State income or franchise taxes, as shown on the tax returns filed, or to be filed, by the Company, have been paid or the liability therefore has been provided for in the attached Balance Sheet and all Federal and State income or franchise taxes for periods subsequent to the periods covered by said returns likewise have been paid or adequately accrued.

(i) The shares of Common Stock, which will be delivered to the Shareholders pursuant to the terms of this agreement, will on delivery in accordance with the terms hereof, be duly authorized, validly issued and fully paid and non-assessable.

The Company further represents and warrants that all of the representations and warranties set forth above arc true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of six (6) months from the Closing Date.

3. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company hereunder shall be subject to the following conditions:

(a) The Company shall not have discovered any material error, misstatement or omission in any of the representations and warranties made by Matrix or the Shareholders herein and all the terms and conditions of this Agreement to be performed and complied with have been performed and complied with.

(b) There shall have been no substantial adverse changes in the financial condition, business or operations of Matrix from October 31,1988, until the Closing Date, except for changes resulting from operations in the usual and ordinary course of its business, and between such dates no business and assets of Matrix shall have been materially adversely affected as the result of any fire, explosion, earthquake, flood, accident, strike, lockout, combination of the workmen, taking over of any such assets by any governmental authorities, riot, activities of armed forces, or Acts of God or of the public enemies.

(c) There shall have been no substantial adverse changes in the financial condition, business or operations of the Company, except for changes resulting from those operations in the usual ordinary course of the business, and no business and assets of the Company shall have been materially adversely affected as the result of any fire, explosion, earthquake, flood, accident, strike, lockout, combination of the workmen, taking over of any such assets by any governmental authorities, riot, activities of armed forces, or Acts of God or of the public enemies.

(d) The Company shall have received the opinion of F. Lynn
Estep, Jr., legal counsel for Matrix, to the effect that

(1) Matrix is a corporation duly organized, validly existing and in good standing under the laws of Texas and has the power and authority to own its properties and to carry on its business in the State of Texas as of the Closing Date,

(2) Matrix's outstanding Common Stock is validly issued, fully paid and non-assessable, and

(3) This Agreement has been duly executed and delivered by Matrix and the Shareholders and constitutes a legal, valid and binding obligation of the Shareholders enforceable in accordance with its terms.

4. CONDITIONS TO FILE OBLIGATIONS OF THE SHAREHOLDERS. The obligations of the Shareholders hereunder are subject to the following conditions:




(a) The Shareholders shall not have discovered any material error or misstatement in any of the representations and warranties made by the Company herein and all the terms and conditions of this Agreement to be performed and complied with by the Company have been performed and complied with.

(b) There shall have been no substantial adverse changes in the financial condition, business or operations of the Company, except for changes resulting from those operations in the usual ordinary course of the business, and no business and assets of the Company shall have been materially adversely affected as the result of any fire, explosion, earthquake, flood, accident, strike, lockout, combination of the workmen, taking over of any such assets by any governmental authorities, riot, activities of armed forces, or Acts of God or of the public enemies.

(c) The Shareholders shall have received the opinion of Leonard
W. Burningham, legal counsel for the Company, to the effect that

(1) the Company is a corporation duly organized and validly existing under the laws of the State of Utah and has the power to own and operate its properties wherever the same shall be located as of the Closing Date;

(2) the execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action and constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms;

(3) the Common Stock which is to be delivered to The
Shareholders pursuant to the terms of this Agreement has been validly issued, is fully paid and non-assessable.

(4) the Common Stock of the Company which was issued and outstanding prior to the Closing Date of this Agreement has been duly issued pursuant to (a) the express requirements of Rule 504 of Securities and Exchange Commission Regulation D promulgated under the Securities Act of 1933, and (b) an effective registration statement under the applicable laws of (the State of Utah).

5. CLOSING DATE. The final closing of this Agreement shall take place in Houston, Texas on the day of January, 1989, or at such other reasonable time and place as the parties hereto shall agree upon.

6. EXCHANGE OF SECURITIES. Subject to the terms and conditions set forth herein, and at the time of the closing referred to in
Section 5 hereof:

(a) the Company will issue and deliver, or cause to be issued and delivered to the Shareholders identified in Schedules A-i and A-2 of Exhibit A certificates evidencing the ownership of 4,220,000 shares of the authorized but un-issued shares of the Company's $0.001 par value Common Stock and concurrently therewith the Shareholders identified in Schedules A-i and A-2 of Exhibit A shall directly or through their agent deliver or cause to be delivered to the Company, certificates evidencing the ownership of 4,220,000 shares of the issued and outstanding capital stock of Matrix, duly endorsed to the Company, and

(b) the Company will issue and deliver, or cause to be issued and delivered to the Option-holders identified in Schedule A-3 of Exhibit A options evidencing the right to purchase a total of 2,098,825 shares of the authorized but un-issued shares of the Company's $0.001 par value Common Stock at a price of $1.00 per share and concurrently therewith the Option-holders identified in Schedule A-3 of Exhibit A shall directly or through their agent deliver or cause to be delivered to the Company, options evidencing the right to purchase 2,098,825 shares of the capital stock of Matrix, duly endorsed to the Company. All options issued by the Company pursuant to this Paragraph 6(b) shall be substantially identical in form, content and tennor to the options that will be surrendered by the Option holders in accordance with this Paragraph 6(b)

7. ACTIONS AT THE CLOSING At the final closing of this Agreement, the Company and the Shareholders will each deliver, or cause to be delivered to the other, the shares of stock to be exchanged in accordance with Section 6 of this Agreement and each party shall pay any and all Federal and State taxes required to be paid in connection with the issuance and the delivery of their own securities. All stock certificates shall be in the name of the party to which the same are deliverable. In addition to the above mentioned exchange of certificates, the following transactions will take place at the final closing.

The Company will deliver to The Shareholders and Matrix:

(a) Duly certified copies of corporate resolutions and other corporate proceedings taken by the Company to authorize the execution, delivery and performance of this Agreement;

(b) The opinion of Leonard W. Burningham, counsel for the Company, as provided for in section 4(c) hereof;

(c) A certificate executed by a principal officer of the Company attesting to the fact that all of the foregoing representations and warranties of the Company are true and correct as of the Closing Date and that all of the conditions to the obligations of the Shareholders which are to be performed by the Company have been performed as of the Closing Date; and

(d) A certificate of corporate good standing for the Company from the State of Utah which shall be dated no more than 60 days prior to the Closing Date.

The Shareholders and Matrix will deliver to the Company

(a) The opinion of F. Lynn Estep, Jr., counsel for Matrix, as provided for in Section 3(e) hereof;

(b) A certificate of corporate good standing for Matrix from the Secretary of State of the State of Texas which shall be dated no more than 60 days prior to the Closing Date; and

(c) A certificate by a principal officer of Matrix that each of the representations and warranties of the Shareholders and Matrix are true and correct as of the Closing Date and that all of the conditions to the obligations of the Company which are to be performed by Matrix and the Shareholders have been performed as of the Closing Date.

8. CONDUCT OF BUSINESS. Between the date hereof and the Closing Date, Matrix shall conduct its business in the same manner in which it has heretofore been conducted and the Shareholders will not permit Matrix to (1) enter into any contract, other than in the ordinary course of business, or (2) declare or make any distribution in the nature of a dividend or return of capital to the Shareholders of Matrix, without first obtaining the written consent of the Company.

9. BOARD OF DIRECTORS. Immediately prior to the closing, the Board of Directors of the Company shall have a meeting, at which all of the present directors of the Company shall resign, and they shall elect as members of the Company's Board of Directors, in accordance with the By-laws of the Company, such individuals as the Directors of Matrix shall designate to (he Company in writing.


10. FUTURE REGISTRATION. The Shareholders understand that because the Common Stock has not been registered under the Act or any State Act, they must hold the Common Stock indefinitely, and cannot dispose of any or all of the Common Stock unless such Common Stock is subsequently registered under the Act and any applicable State Aa, or exemptions from registration are available. The Shareholders acknowledge and understand that (hey have no independent right to require the Company to register the shares of Common Stock. The Shareholders further understand that the Company may, as a condition to the transfer of any of Common Stock, require that the request for transfer by a Shareholder be accompanied by an opinion of counsel, in form and substance satisfactory to the Company, provided at such Shareholder's expense, to the effect that the proposed transfer does not result in violation of the Act or any applicable State Act, unless such transfer is covered by an effective registration statement under the Act and is in compliance with all applicable State Acts.

11. TRANSFERABILITY. All shares of Common Stock, which are issued to the Shareholders pursuant to the terms of this Agreement shall be restricted securities within the meaning of Regulation D of the Act. The Company shall issue stop transfer instructions to the transfer agent for its Common Stock with respect to the Stock and shall place the following legend on the certificates representing such stock:
"The shares represented by this certificate have been acquired pursuant to a transaction affected in reliance upon an exemption under the Securities Act of 1933, as amended (The "Act"), and have riot been the subject of a Registration Statement under The Act or any state securities act. The securities may not be sold or otherwise transferred in the absence of such registration or applicable exemption there-from under the Ac' or any applicable stale securities act."


12. ACCESS TO INFORMATION. Concurrently herewith, the Company has delivered to the Shareholders correct and complete copies of all documents and records requested by the Shareholders. In addition, the Shareholders have had the opportunity to ask questions of, and receive answers from, officers and directors of the Company, and persons acting on its behalf concerning the terms and conditions of the Agreement, and has received sufficient information relating to the Company to enable them to make an informed decision with respect to the acquisition of the Common Stock.

13. NO SOLICITATION. At no time were the Shareholders presented with or solicited by any leaflet, public promotion meeting, circular, newspaper or magazine article, radio or television advertisement, or any other form of general advertising in connection with its acquisition of the Common Stock.

14. EXPENSES. The Shareholders, Matrix and the Company shall each pay their respective expenses incident to this Agreement and the transactions contemplated hereby, including all fees of their counsel and accountants, whether or not such transactions shall be consummated; provided that Matrix may pay the reasonable fees and expenses of the Shareholders counsel and its accountants in connection with this Agreement, the proposed transactions contemplated hereby, as well as travel and lodging expenses of its officers related to the negotiation of this Agreement, up to a maximum of $10,000. The Shareholders shall pay all other fees and expenses incurred by them or by Matrix by reason of this Agreement and the proposed transact ions contemplated hereby.

15. FINDERS. The Shareholders and Matrix shall indemnify and hold the Company harmless against and with respect to all claims or brokerage or other commissions relative to this Agreement or the transactions contemplated hereby, based on any agreements, arrangements, or understandings, claimed to have been made by the Shareholders or Matrix with any third party. The Company shall indemnify and hold the Shareholders and Matrix harmless against and with respect to all claims for brokerage or other commissions relative to this Agreement or the transactions contemplated hereby, based in any agreements, arrangements, or understandings claimed to have been made by the Company with any third party. Each party to this Agreement represents and warrants to each other party that it has not dealt with and does not know of any person, firm or corporation asserting a brokerage, finder's or similar claim in connection with the making or negotiation of this Agreement or the transactions contemplated hereby.

16. ATTORNEY'S FEES. In the event of any litigation among the parties related to this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and costs to be fixed by the Court, said fees to include appeal and collection of Judgment.




17. MISCELLANEOUS.

(a) This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of Utah.

(b) This Agreement shall not be assignable by either party without prior written consent of the other.

(c) All paragraph headings herein are inserted for convenience only. This Agreement may be executed in several counterparts, each of which shall be deemed an original, which together shall constitute one and the same instrument.

(d) This Agreement sets forth the entire understanding between the parties, there being no terms, conditions, 'warranties or representations other than those contained herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

(e) This Agreement shall be binding upon and shall inure to the benefit of the heirs, executors, administrators and assigns of the Shareholders and Matrix and upon the successors and assigns of the Company.

(f) All notices, requests, instructions, or other documents to be given hereunder shall be in writing and sent by registered mail:

If to the Shareholders or Matrix: with copies to:
Matrix Technologies, Inc. F. Lynn Estep, Jr.
1020 Bay Area Boulevard, Suite 112 2001 Bryan Tower, Suite 815
Houston, Texas 77058 Dallas, Texas 75002

If to the Company:

Cozmal Technology, Inc.
c/o Leonard W. Burningham
47 West Second South, Suite 460
Salt lake City, Utah 84101




IN WITNESS WITEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

MATRIS TECHNOLOGIES, INC. SHAREHOLDERS, IDENTIFIED IN
EXHIBIT A, ATTACHED HERETO.
By: Albert H. Bieser, President
By: Albert H. Bieser, Attorney-in-fact
Attest: F. Lynn Estep, Jr., Secretary

COZMAL TECHNOLOGH, INC.

By: Jannette Nikas, Vice President

Attest: Sheryl Ross, Secretary



EXHIBITS

EXHIBIT A, SCHEDULE A-2, Page 1
LIST OF PRIVATE PLACEMENT INVESTORS
MATRIX TECHNOLOGIES, INC.
Rule 144 Legend
Shareholder Name
Number of Shares
J. Jaffas & Co., Ltd.
C/O John A. Hilton
40 rue du Rhone
1204 Geneva Switzerland
30,000 Shares
Snow Investments, S.A.
C/O Hoogewerf & Co., S.A.
B.P. 878 Luxembourg
29,000 Shares
Castelo Investments, Ltd.
C/O Givens Hall Bank & Trust Co.
P.O. Box 2097
Georgetown, Grand Cayman, BWI
20,000 Shares
Gordian Investments, Ltd.
C/O Givens Hall Bank & Trust Co.
P.O. Box 2097
Georgetown, Grand Cayman, BWI
10,000 Shares
Annie Laurie Auersperg Kneissl
1215 5th Avenue
New York, New York 10029
10,000 Shares
Sydney Lazard
P.O. Box 196
Clark Road
Sandisfield, Massachusetts 01255
10,000 Shares
Max Tanner
2950 East Flamingo Road, Suite G
Las Vegas, Nevada 89121
10,000 Shares
Mike Tanner
7300 Highland Valley Road
Boise, Idaho 83712
10,000 Shares
Imaging Products, Inc.
10878Westheimer, Suite 178
Houston, Texas 77042
20,000 Shares
World Securities. Ltd.
P.O. Box 1040, Westwind Building
Georgetown, Grand Cayman, BWI
71,000 Shares
Total Private Placement Shares
220,000 Shares


EXHIBIT A, SCHEDULE A-3 - Page 1
OPTIONHOLDER LIST
MATRIX TECHNOLOGIES, INC.
Rule 144 Legend
Option-holder Name
Number of Shares
Albert H. Bieser
P.O. Box 788
Seabrook, Texas 77586
623,648 Shares
F. Lynn Estep, Jr.
2001 Bryan Tower, Suite 815
Dallas, Texas 75002
572,256 Shares
Gary Bell
16431 Heathdale
Houston, Texas 77059
446,624 Shares
Dr. Michael C. Trachtenberg
18543 Prince William Road
Houston, Texas 77058
165,861 Shares
R. Bradford Perry
1110 Anne Street
Houston, Texas 77055
88,203 Shares
John L Petersen
17519 Teal Forest Lane
Spring, Texas 77379
72,000 Shares
Corporate Capital International, Ltd.
1937 Portsmouth
Houston, Texas 77098
50,000 Shares
Barbara Bieser
P.O. Box 788
Seabrook, Texas 77586
44,101 Shares
Dr. David Smith
Haight Ashbury Free Clinic
409 Clayton Street
San Fransisco, California 94117
8,939 Shares
Cardwell C. Nuckols
3625 Dubs Dread Circle
Orlando, Florida 32804
8,485 Shares
Debra Minor
1221 Redford, #505
Houston, Texas 77034
5,292 Shares
Dr. David Ohlms
11745 Olive Street Road
St. Louis, Missouri 63141
4,472 Shares



EXHIBIT E-3


EMPLOYMENT AGREEMENT DATED JANUARY 13, 1998

AGREEMENT
January 13, 1998

The parties to this agreement are Natural Neuro Nutrition, Inc., a Texas corporation headquartered in Houston, Texas (here-in-after "3N1") and Mrs. Allene Snow of La Porte, Texas, doing business as Neuro Health Products", a sole proprietorship headquartered in Houston, Texas ("NHP") As they desire to merge their companies, they have agreed to the following terms:
1. The surviving company charter and name will be Natural Neuro
Nutrition, Inc.
2. The current 3N1 board of directors and officers will remain in office until the next 3N1 shareholder's meeting. These Directors, and the officer positions they hold are:
Name
Director
Officer
Albert H. Bieser
Chairman
CEO, President, and
Treasurer

Lary A. Dorrington
Member
Vice President
Marketing, Secretary

William R. Barrow
Member

Barbara S. Bieser

Controller, Asst. Secy.






3. Allene Snow of La Porte, Texas, the current proprietor of NHP, will be appointed by the current 3NI board to be a member of the 3NI board and Vice President of Multi-level Operations.
4. A. Snow, A. Bieser, L. Dorrington, and B. Bieser will receive remuneration based upon percentages of the net after all other outlays of cash by 3N1 (the "NET'). The NET cash flow, available for such remuneration, will be determined by 3N1's operations meeting a budget approved by the 3N1 Board of Directors. The Budget will cover the expected cash flow for three months forward, and it will be reviewed each month by the Board during a regularly scheduled meeting. Monies, which are not required by the projected budget, will be disbursed to the officers on the following basis: Each month, A. Snow will receive the first available $1,800.00, of the NET. Any month when the NET exceeds $1,800, the excess will be used to pay A. Bieser up to $900. When this NET exceeds $2,700, the excess will be used to pay L. Dorrington and B. Bieser equally until they have each received $150. When the NET for any month exceeds $3,000, A. Snow will receive 60% of the available sum, A. Bieser will receive 30%, L. Dorrington will receive 5%, and B. Bieser will receive 5%. This method of determining remuneration will continue until A. Snow reaches $3,000 per month. At that time her increase will stop. When A. Bieser reaches $3,000 per month, his increase will stop. When B. Bieser, or her anticipated replacement, reaches $2500 per month her increase will stop. As soon as the NET is large enough for L. Dorrington to receive $3,500 per month, it is anticipated that he will resign from his current position and join 3Nl, or its successor, on a full time basis. Remuneration beyond this point will increase with A Bieser receiving 35% of the Net's increase, A. Snow 30%, B. Bieser 15%, and L.
l)Dorrington 20% until A. Bieser reaches $65,000 per year, (A. Snow, $60,000; B. Bieser $40,000 and L. Dorrington $55,000).
Remuneration above this point will be determined by the Board of Directors.
5. 22,500 (Twenty-two thousand five hundred) 3NI shares will be issued to A. Snow as consideration for 3M's receipt, from her, of the physical and contractual assets of NHP, the NHP customer list, the right to use this list. and the good will associated with these customers and the other NHP product/s and/or activities.
6. Termination of remuneration.
a. A. Snow and 3N1 may terminate the above remuneration agreements at any time, by mutual agreement.
b. A. Snow may terminate her service to 3N1 (and remuneration from 3N1) on 30 day's written notice. In such event, she agrees:
1) That she will not engage in the marketing of nor in any manner assist in the marketing of product/s that are competitive with the then products of 3NI or products 3N1 is then considering the marketing of at a future date. This restriction shall apply for one year from the date of her resignation.
2) She also agrees not to reveal trade secrets nor customer or dealer lists of 3NI to any party or parties unless she has been authorized, in writing by 3NI, to do so. This restriction shall apply for one year from the date of her resignation.
c. 3NI may terminate for cause ("CAUSE") A. Snow's service to 3NI (and the remuneration for it, described above) on 30 day's written notice.

The recommendation to the Board of Directors and its decision to terminate for CAUSE shall not be based on an employee's exercise of Constitutional rights or based on employee's race, color, religion, sex, national origin, disability, or age. Reasons for proposed termination for CAUSE shall be:

1. Deficiencies pointed out in observation reports, appraisals or evaluations, supplemental memoranda, or other communications.
2. Failure to fulfill duties or responsibilities.
3. Incompetence or inefficiency in the performance of required or assigned duties.
4. Insubordination or failure to comply with official directives.
5. Failure to comply with Board policies or administrative regulations.
6. Reduction of personnel because of decline in revenues, or in funding, or because of financial exigency or a change in programs.
7. Drunkenness or excessive use of alcoholic beverages; illegal use of drugs, hallucinogens, or other substances regulated by the Texas Controlled Substances Act.
8. The possession, use, or being under the influence of alcohol, alcoholic beverages, or drugs and narcotics as defined by the Texas Controlled Substances Act, while on 3M property, or working in the scope of the employee's duties, or attending any 3Nl sponsored activities.
9. Conviction of a felony or any crime involving moral turpitude.
10. Disability, not otherwise protected by law, that impairs performance of required duties.
11. Immorality, which is conducted the Board determines is not in conformity with the accepted moral standards of the local business community.



12. Failure to maintain an effective working relationship, or maintain good rapport with colleagues.
13. Assault on an employee.
14. Falsification of records or other documents related to 3NI
15. Misrepresentation of facts to the Board or 3NI officials in the conduct of normal business.

"Cause" shall include, but not be limited to, violation of any laws or regulations that might reflect on 3M or injure it in any way; making of statement/s or claim/s which might reflect badly on 3N1, its management, employees, and/or its shareholders or, in 3N1's sole opinion, injure 3N1 in any way. If in 3N1's sole opinion it is possible for A. Snow to effect a remedy, 3M will give her a reasonable time to do so before terminating the service portion this agreement.

7. In the event of any dispute, the laws of the State of Texas will apply.
8. In the event of a dispute between the parties to this agreement the dispute will be settled by arbitration. The Arbiter will be chosen by 3M but must be from the American Arbitration Association and be acceptable to A. Snow or her assigns.
9. The addresses for official notification of either party are given below. These may be changed at any time by either party giving 15 days written notice to the other that it wishes to change its notification address:
[This document was "Signed and agreed to on January 14, 1998 by Allene Snow for herself and NHP and by Albert H. Bieser, Wm. Barrow, and Lary Dorrington for 3NI]

MINUTES OF THE SPECIAL MEETING
OF THE BOARD OF DIRECTORS OF
NEUROGENESIS, Inc.
February 11, 1998

The directors of NeuroGenesis, Inc. (the "Corporation") met by telephone. In attendance were Mrs. Karen Coady, Mr. David
Bishop, and Mr. Albert Bieser. Board Chairman, Albert H. Bieser, called the meeting to order at 7:00 P.M. (CST) after declaring that all of the Corporation's directors were present.

Upon a motion duly made, seconded, and unanimously carried, the minutes of the previous meeting were accepted.




Upon a motion by Karen Coady and seconded by David Bishop and following careful consideration the following resolution was passed. (Bieser abstained as he owns some of the shares of Natural Neuro Nutrition, Inc.):
RESOLVED: That this Corporation accept the offer to purchase 100% of the shares of Natural Neuro Nutrition, Inc. a Houston, Texas Corporation, and ownership of Neuro Health Products of Seabrook, Texas, a privately held company. In exchange for 500,000 Common Shares of NeuroGenesis, Inc., all of the assets, liabilities, good-will and customer base of both of the acquired companies will become those of NeuroGenesis on completion of 80% or more of the stock exchange in accordance with the distribution list attached as Exhibit A.

Upon a motion by David Bishop and seconded by Karen Coady, the following resolution was passed unanimously.:

RESOLVED: That Allene Snow of lappet, Texas and Lary Dorrington of Houston, Texas, be, and here-by are, elected to this Board of Directors.

Mr. Bishop moved the meeting be temporarily adjourned until the next day. The motion passed unanimously.

The meeting was reconvened at 3:00P.M., Thursday, February 12,
1998.

Upon a motion by David Bishop and seconded by Karen Coady, the following resolution was passed unanimously:

RESOLVED: That Bill Barrow of Seabrook, Texas and Dr. Terry Neher of Seattle, Washington, be, and here-by are, elected to this Board of Directors and that Lary Dorrington be, and here-by is elected as Secretary of the Corporation, replacing Karen Coady, following this meeting.

Karen Coady moved the meeting be adjourned. The motion passed unanimously.





[Signed by Karen Coady, Corporate Secretary]

Exhibit A


Shares
3N1 Shares
Multiplier
NGI
Bieser
42,500.00
4.535147392
192,743.76
Dorrington
22,500.00
4.535147392
102,040.80
Ferrell
7,500.00
4.535147392
34,013.61
Barrow
4,500.00
4.535147392
20,408.16
J. Jaffas
750.00
4.535147392
3,401.36
Neher
10,000.00
4.535147392
45,351.36
Snow
NHP

102,040.82

Totals 100% of 3N1 &
NHP

500,000.00

BILL OF SALE

FOR VALUE RECEIVED, the undersigned Allene Snow of Laporte, Texas (Seller) hereby sells and transfers unto NeuroGenisis, Inc. of Houston, Texas (Buyer), and its successors and assigns forever, the following described goods and chattels: All assets, liabilities, customer base, and good will of Neuro Health Products as listed on attachment "A".

Seller warrants and represents that it has good title to said property, full authority to sell and transfer same and that said goods and chattels are being sold free and clear of all liens, encumbrances, and adverse claims, of every nature and description, other than those shown on attachment "A".

Seller further warrants that it shall fully defend, protect, indemnify and save harmless the Buyer and its lawful successors and assigns from any and all adverse claim that may be made by any party against said goods.

It is provided, however, that Seller disclaims any implied warranty of condition, merchantability or fitness for a particular purpose. Said goods being sold in their present condition "as is" and "where is."

Signed this 23rd day of February,1998. In the presence of:

[Witness: Elizabeth Wright Seller: Allene Snow]



AGREEMENT
March 12, 1998
Albert H. Bieser, Barbara S. Bieser, Lary A. Dorrington, and Allene Snow will receive remuneration from NeuroGenesis, Inc. based upon percentages of the net after all other outlays of cash (the "NET') by NeuroGenesis, Inc. (NGI). The NET cash flow, available for such remuneration, will be determined by NGI's operations meeting a budget approved by the NGI Board of Directors. The Budget will cover the expected cash flow for three months forward and it will be reviewed, each month by the Board during a regularly scheduled meeting. Monies, which are not required by the projected budget, will be disbursed to the officers on the following basis:

Each month, A. Snow will receive the first available $1,800.00, of the NET. Any month when the NET exceeds
$1,800, the excess will be used to pay A. Bieser up to $900. When this NET exceeds $2,700, the excess will be used to pay L. Dorrington and B. Bieser equally until they have each received $150. When the NET for any month exceeds
$3,000, A. Snow will receive 60% of the available sum, A. Bieser will receive 30%, L. Dorrington will receive 5%, and B.
Bieser will receive 5%. This method of determining remuneration will continue until A. Snow reaches $3,000 per month.
At that time her increase will stop. When A. Bieser reaches $3,000 per month, his increase will stop. When B. Bieser, or her anticipated replacement, reaches $2500 per month her increase will stop. As soon as the NET, is large enough for L.
Dorrington to receive $3,500 per month, it is anticipated that he will resign from his current position and join NGI, or its successor, on a full time basis. Remuneration beyond this point will increase with A Bieser receiving 35% of the Net's increase,
A. Snow 30%, B. Bieser 15%, and L. Dorrington 20% until A. Bieser reaches $65,000 per year, (A. Snow,
$60,000; B. Bieser $40,000 and L. Dorrington $55,000.)
remuneration above this point, will be determined by the Board of Directors.
Agreed To March 12, 1998
[Albert H. Bieser]
NeuroGenesis, Inc. by Lary A. Dorrington, Secy]



MINUTES OF THE SPECIAL MEETING
OF THE BOARD OF DIRECTORS OF
NEUROGENESIS, INC.
March,2, 2000

The directors of NeuroGenesis, Inc. (the "Corporation") met in the corporate offices at 2045 Space Park Drive, Houston, TX, on this date. In attendance were Directors Bieser, Snow, and Dorrington. In attendance from time to time by telephone from Kent Washington was Director Neher. Director Barrow earlier agreed to waive notice of the meeting. But was unable to attend. Board Chairman, Albert H. Bieser, called the meeting to order after declaring a quorum to be present.

Following appropriate discussion and upon a motion duly m,ade and seconded, the following resolution was adopted:

RESOLVED: That instead of monthly Board of Directors meetings, the Executive Board would meet at the Company offices on the first Wednesday of each month at 4:30 pm. The Executive Board consists of Bieser, Dorrington, and Snow. If the agenda contains matters requiring the consideration of the entire Board of Directors, the entire Board will meet at the time rather than just the Executive Board.

Following appropriate discussion and upon a motion duly made and seconded, the following resolution was adopted:

RESOLVED: The Agreement among the officers (copy attached), dated January 13, 1998, and memorialized in the Corporations records as of March 12, 1998, is hereby modified as follows, effective March 1, 2000: Mrs. Allene Snow will receive the first available "Net" of $3,000.00 per month instead of $1800.00. She may hire additional contract labor to assist her in product fulfillment. The total cost of employment of this labor may not exceed $500.00 per month. Any person hired for this work must be informed that this is the maximum they can be paid. It is expected that as sales volume grows, the Board will be able to raise the $500.00 limit on contract labor.

[Signed for NeuroGenesis, Inc. by Lary Dorrington, Secy.]

Agreed:

[Allene Snow, Executive Board Member
Lary A. Dorrington, Executive Board Member
Albert H. Bieser, Executive Board Member]




E-4


PATENT # 4,761,429

United States Patent (191 (l1) Patent Number: 4,761,429
Blum et al. (45J Date of Patent: Aug. 2, 1988
[54] ENKEPHALINASE AND ENDORPHINASE INHIBETORS AS ANTI-CRAVING
COMPOSITIONS

[76] Inventors: Kenneth Blum, 3707 Castle Crest,
San Antonio. Tex. 78230; Arthur H.
Briggs, 707 Serenade, San Antonio,
Tex. 73216; Jack L Wallas, 9215
George Kyls, San Antonio, Tsx.
78240

[21] Appl No.: 757,733
[22] Filed: JUL22, 1985
[51] Int. CL4 A6IK 31/195
[52] U.S. CL 5I4/561
(58] Field of Search 514/561
[56] References Cited
U.S. PATENT DOCUMENTS

4,439,452 3/1984 Ehrenpreis ......................... 514/561
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Primary Examiner -- Stanley 3. Friedman
Attoniry. Agent, or Firm -- Iver P. Booper P. Cooper

[57] ABSTRACT
A new class of anti-craving compositions is provided by substances which inhibit breakdown of endogenous substances such
- enkephalin and/or endorphin. An anti-alcoho1 craving effect is observed with an enkephalin break:down Inhibitor. Specifically, D-phenylalanine, DL-phenylalanine, D-leucine, DL-leuci and hydrocinnamic acid, each an enkephalin breakdown Inhibitor, significantly lowered alcohol Intake In animals and humans. The anti-alcohol desire effect is observed in animals genetically prone to choose alcohol over water solutions.

8 Claims, No Drawings



ENKEPHALINASE AND ENDORPHINASE
INHIBITORS AS ANTI-CRAVING
COMPOSITIONS
BACKGROUND OF THE INVENTION

1 Field of the Invention

This Invention, In part, relates to anti-craving as mediated by substances, which reduce the desire for euphoriants, specifically alcohol and opiates. In this Invention craving means obsessive compulsion, excessive desire for and indulgence In substances which are classed as psychoactive drugs and/or act which enhance the effect of endogenous and/or exogenous neuropeptides, neurotransmitters and psychoactive agents, respectively. Psychoactive drugs Include but are not limited to alcohol, opiates, and food Anti-craving nedicamens result in a reduction In the excessive behavior desired. Substances which prevent the destruction or han the content or action of brain chemicals, enkephalins, endorphins, oplioid transmiters, opioid receptors are described as anti-craving agents, Furthermore, in this application the term neuropeptidyl opiates (NPO) includes both brain endorphins and enkephalins, and an. euphoriant includes but ia not limited to alcohol, opiates, nicotine, food and sexual acts.
More particularly, this invention relates to a treatment of animals and humans by administering substances which inhibit and/or delay the inherent breakdcoon of a class of naturally occurring peptydyl opiates or euphoriants that are created and exist within mammals as well as altering the location and content of other neurotransmitter substances which interact with the endorphanergic transmitter systems in the nervous system and with opioid receptor functions. Such neuotransnitter substaeoes include but are not limited to glutamine. gamma-amino-butryic-acit (GABA), serotonin. and norepinephrine.
2- Description of the Prior Art
Enkephalins and endorphans are opiate-like substances which have recently been disovered to be endogenous in various animal species, including maminals and man, whereby the generall term endorplins includes but ia not limited to B-endorphin, methionine-enkephalin, and leucine-enkephalin. Enkephalins and endorplnns are peptides and/or polypeptides normally present in the brain.
As pointed out in U.S. Patent. No.4,439,452, it has heretofore been observed that enkephalirn and endorphins have an ability to act as analgesics when administered to various animals and humans by ortain special routes, including intrercerebral injections. The major drawbacks of utilizing these endogenous substances directly for therputic puoses are their extreme labile nature and poor penetration into the brain via oral administration. It is known that the destruction of the endogenous. enkephalins and/or endorplnns ia due to the action of certain enxymes which resemble carboxypeptidase or endopeptidase (catalepsin). respectively. Thase and other enzymes which inactivate enkephili and endorphins are known collectlvely as enkephalinases and endorphinases. An enkephalinase inhibitor is a sub-stance which inhibits a dass of enyines known as enkephaInases, an endorphinase inhibitor is a substaiioe which inhibits a class of enzymes known aa endorphinase, said enzymes destroy the neuropeptides, enkephalia and endorphin in the animal body, Blum. K., Hand- 2 book of AbnsabI* Drugs, Gardner press, New York, 1984.
Substances known to alter or decrease alcohol preference in rodents include but are not limited to alanine, fructose, amphetamine, alloxan, endorphin, methionine enkephaline, opiates, narcotic antagonists, and estrogen,
The age old question of whether alcoholism is a psychiatric illness or a biological disease with a specific cause and thus a probable "cure" is still being asked by professionals in the field and is quite controversial.
Scrutiny of the literature reveals that during the past decade certain theories on the etiology of alcoholism iincludes the interation of alcohol and opiates In terms of their behavioral and pharmacological actios and resultant addiction to these psychoctive substances may be due to similar biochemical\ mechanism.
Following the first suggestion of dual addiction, research in mice refuted this possibility on the basis that dependence that dependence in mice was not altered by the narcotic antagonist, Naloxone, and according to some workers there is a lack of evidence for the relationship between ethanol and opiates. In this regard. it was stated that since the personality as well as medical symptomes of opiate addicts compared to alcoholics is so distinctly different that to consider commonality is not only improbable, it is unreasonable,
Reports from a few investigators indicated that alcohol ingestion leads to the formation of byproducts termed tetrahydroisoquinalines (TIQ's) which are alkaloid condensation products of ethanol metabolism and can be found in the poppy plant where opium is extracted. In simpler terms, it was proposed that when one consumes ethanol in essence that person is ingesting an opiate. In this regard the inventors propose the "link" hypotbesis. whereby TIQ's can act as an opiate and thus bridge the gap between these two distinct addictive agents. This met with a series of reports which was based oa empirical data refuting the "link" hypothesis, The prime controversy was that it was difficult to detect significant arnomts of the TIQ's in the brains of animals exposed to ethanol.
Additional work suggests that the TIQ's directly interacts in opiate reoptor sites in the brain of rodents. However It was pointed out that this interaction was at a 10-4 molar concentration in vitro assays and thus was much too weak and therefore was not considered as a strong alcohol-opiate link. Furthermore, the brain amounts of the TIQ's and metabolites in mice consuming alcohol, was not considered physiologically significant. While souse studies show that both the actions of ethanol and TIQ's are blocked by the narcotic antagonist, Naloxone, other research did not support these findings in both animals and humans. A most controversial finding involved the abnormal induction of alcohol drinking by infusions of variety of TIQ's This finding is still controversial and remains a question for study. The conclusion reached from publications which support but in no way prove the correlation between TIQ's and ethanol and opiates are: opiates and etanol act through the opiate receptors; and TIQ's directly or indirectly interact at induced abnormal ethanol drinking in rodents.
An observation which raises an important question is with regard to common receptor interaction of opiates and ethanol is that opiate addicts using methadone replacement therapy continue to have euphoriant effects from the ingestion of alcohol. In this regard there are reports showing enhanced alcohol drinking in patients receiving methadone. Without definitive experiments it is conjectured that ethanol through TIQ's act on the endogenous delta receptor site rather than the mu site and thus during mu receptor blockade with narcotics like methadone, which does not bind well to the delta site, alcohol. Induced euphoria is obtained. We are further taught that painkillers like morphine do not decrease alcohol consumption and this distinguishes simple analgesia from alcohol abuse and alcoholism.
This then further raises the questions that although endorphins or enkephalins possess analgesic qualities and since ethanol is a simple two cabboand not a benzyl alkaloid n molecule and is without significant analgesic properties, it is very difficult to envision a common mechanism of action of these diverse clases of drugs particularly being mediated by the endogenous endorphinergic system. In spite of this unobvious rationale, the inventors decided to systematically determine the involvement of endorphins and enkephalins in ethanol actions. An important issue that still remains is the concept of alcoholism being genetically influenced.
Early investigations by the inventors further support the correlation between alcohol, opiates, and neuropeptidyl opiates. In this regard the finding of alcohol preferring mice having somewhat lowered brain enkephalins compared to non-alcohol preferring mice does not answer the problem of cause and effect in terms of alcohol desire. From animal and human experiments it is not clear that brain levels of endorphins and/or enkephalins act as a determinant for craving behavior in general. In fact, there has been one study, which found an environmentally induced reduction of brain enkephalins in rodents exposed to ethanol during gestation without having significant effects on ethanol preference of the offspring.
Nevertheless, the inventors describe in this application the discovery of enkephalinase and/or endorphinase inhibitors, substances which raise the levels of endogenous neuropeptidyl opiates naturally without causing addiction by themselves, as novel anti-craving agents including but not limited to alcohol abuse. It also describes the method of treatment and dosage range of certain of the enkephalinase inhibitors to interfere with the compulsive impulse to over-indulge in alcoholic beverages. It further describes the composition of a fortified combination which effects not only the endorphinergic system but also other neurotransmitter systems involved in craving behavior.
Reduced craving in human alcoholics is not achieved with typical ant-deprasant medication such as tricyclic anti-depressants, or analgesic agents such as methadone wherein alcohol consumption goes up, or by disulfram therapy. Alcoholism is now classified by the National Council on Alcoholism as a biogenetic disease, which is one component of a more general condition commonly known as Obsessive Compulsion Behavioral Disorder. Other types of compulsion include drug seeking, smoking, eating disorders, (buleria), sexual promiscuity, and gambling. The National Council on Alcoholism recognizes alcoholism as a disemie and not simply a psychosocial phenomenon and has developed definite criteria for the diagnosis and treatment of this illness.
Adult Children of Alcoholics Foundation reports twenty-eight million Americans have been recognized as potential high-risk individuals. These persons have an associated syndrome, which includes lowered self-esteem, lack of wellbeing, fear, anger, depression, and compulsive behavior. Alcoholism is considered to be a biogenetic disease, which may be due, in part, to a brain imbalance of neuropeptidyl opiates.

SUMMARY OF THE INVENTION

The compounds described in this invention effectively prevent the destruction of endorphins; this permits the endorphins to accumulate in regions of the nervous system and exert an euphoriant action. In so doing the endorphin acts as a substitute for alcohol and stops the individual from craving alcohol.
An important feature of the subject methods and compositions is that they themselves do not produce any kind of craving, i.e.. They do not cause dependence. Thus the treatment is highly effective in that it involves substituting a non-craving method and composition for one that is highly craving, namely, alcohol and opiates.
One object of this invention is to provide a safe and practical method of attaining, in mammals, reduced endogenous craving for euphorients such as alcohol and opiates from naturally occurring enkephalins and/or endorphins.
Another object of this invention is to provide a therapeutic, anti-alcohol craving combination to assist in the eradication of the disease known as alcoholism.

DETAILED DESCRIPTION OF THE INVENTION
General Description of Tests of Individual Substances and Effect of the Substances Tested
In terms of ethanol and opiate seeking behavior, the genotype theory proposes that individuals prone to such behavior possess a genetic deficiency of the endorphenergic system and both environmental conditions and long-term exposure to these drugs results in marked reduction of endogenous peptidyl opiate. Animal and human evidence which support a gene defect in the synthesis of endorphins show:
a. ethanol preferring CSThL/63 mice exhibit less brain enkephalin than non-ethanol preferring DBA2/J mice suggestive of an inverse relationship whereby lowered endorphins equates to higher ethanol desire:
b. stress reduces brain endorphins and enhances ethanol consumption in rodents; and
c. long-term of hamsters consuming ethanol resulted in marked reduction of basal ganglia leucine-enkephalin, and human alcohol and opiate addicts show a central deficiency of beta-endorphin. Since the endogenous opiates are destroyed by neuropeptidases (enkephalinase and endorphinase), enkephalinase and endorphinase inhibitors by elevating enkephalin and endorphlin levels reduce ethanol consumption in inbred mice.
Experimental support for the genotype theory in clude:
1. Correlation between enkephalin levels and alcohol o preference in a number of strains of mice.
Evidence indicates that there is a negative correlation between enkephalin levels and alcohol intake, i.e. the higher the level of brain enkephalin the lower the intake of alcohol by these mice. The correlation coefficient for experiments using several strains of mice is highly significant (R=0.9). Such results suggest that the driving force in humans for alcohol consumption is low enkephalin levels in the brain. Accordingly. increasing enke-phalin levels in drinkers results in avoidance of alcohol intake.
These results are strengthened by additional data on two subline strains of mice with significantly different brain enkephalin levels, as shown in Table 1

TABLE 1
Methionine-
Enkephalin Num-
Subject pm/g brain ber
Significance
C57SLJ6N Simonson 323.84 +/- 13.18 10
p <.01
C57BL/6J (Jackson) 289.36 +/- 14.27 10


The mice with higher methionine-enkephalin levels (C57BL/6N) drank significantly less alcohol than those of the other group (C57BLI6I) when tested over a fourteen day period.
2- Effect of chronic alcohol intake on methonine-enkephalin levels in brains of animals and humans.
Long term ethanol consumption ia hamsters significantly reduces the concentration of an enkephalin-like immunoreactive substance in the basal ganglia. Other investigations found that there is a marked central deficiency of endorpins in alcoholics compared to non-alcoholics. Although these findings further spoport the involvement of peptidyl opiates in the action of ethenol, they are at best only suggestive that chronic alcoholism might be an endorphin deficient disesse. In spite of the controversial nature of the subject, it was conjectural that giving a drug, which raises the levels of endorplins reverses the disease and diminishes the need for alcohol intake. Similar results, showing marked decrease in brain enkephain levels, have been reported during the chronic intake of narcotic drugs. Thus, craving in general results from a deficiency in endorphins.
3. Evidence that D-phenylalanine (DPA) or hydrocinamic acid, enkephalinase inhibitors, can suppress intake of alcohol in laboratory animals
In an ethenol acceptance experiment, chronic treatment with DPA (500 mg., two times daily, for eighteen days) compared to saline controls significantly (p<0.01) reduced ethanol consumption in C57 BI/6J mice. Specificaly, these alcohol preferring mice exhibited a 21% decline in alcohol consumption subsequent to DPA administration. When the DPA treated craving mice were provided a ten pecent ethanol solution consumption was 2-87: +/- O.14 ml, whereas the saline treated group was 3.72+/-0.14 ml. Additionally, the alcohol consumption of the DPA treated alcohol craving mice was comparable (2-87 +/- 0.14 ml,) to and not statistically different than that of the alcohol-averse DBA2/J mouse strain (3.O:+/- 0.21 ml,).
Groups of C57BL/6J mice were administered either ~ cerebrospinal fluid or hydrocinnamic acid, a metabolite of DPA. The amount of alcohol consumption was measured daily over a twenty-eight day period. Results indicate that one day following administration of hydrocinnamic acid the ethanol preference ratio was 0.46 +/-
0.087 which was significantly (p<0.05) lower than the control C57B/6J mice which was 0.60 +/- 0.087. The data reveal that the second day following administration of hydrocinnamic acid, ethanol preference returned to pre-injection levels (0.70 +/- 0.087) ~ followed by a continuous reduced intake of ethanol over a seven day period of 0.49+/-0.068 at the twenty-second day. Pre-injection levels of ethanol preference were observed on the twenty-second day following drug administration (0.69+/-0.087). Furthermore, a significant enhancement (p<0.2) of whole methionine-enkephalin levels in C57BL/6J mice treated with hydrocinnamic acid relative to controls was observed at dose levels ranging between 100, 150, and 250 mg./kg. All doses resulted in a significant increase of methionine-enkephalin over controls and were 178+/-B.0 (n=7). 180+/-8.0 (u=5), 188+/-20.0
(n=6) pecomnoles per gram. respectively, compared to controls at 140 +/- 12.O (n=7).
4. Effect of DL-phenylalanine on alcohol consumption and well being in humans.
In a number of case reports several comments included: no impulse to drink alcohol; a feeling of well being, and reduced anger. Other results show 66% total sobriety from 4 to 35 weeks; 33% conversion of alcoholic to socal drinking (only one or two alcoholic beverages with dinner); and 100% indicate no impulse to drink alcohol. In the eleven adult children of alcoholics
(ACOA), the entire group (100%) reported intense feelings of well being, relief of depression, feeling good about themselves, as well as more self-control and being more calm.
PREFERRED EMBODIMENTS OF THE INVENTION
Each of the several embodiments of the invention hereinafter to be described not only reduces the intake of alcohol but also significantly alters the drug hunger associated with compulsive disorders including alcoholism. Furthermore, the sequence associated with chronic alcohol intake including but not limited to memory deficit, trace metal deficiency, depression, anxiety, nutritional imbalance, and insomnia, are reduced

EXAMPLE I
In this invention only and not in limitation, the enkephalin inhibitors include, D-phenylalanine (DPA), DL-phenylalanine
(DLPA), hydrocinnamic acid, and D-amino acids such as D-leucine. It is anticipated that other enkephalinase inhibitors selected from a group consisting of certain protein synthesis inhibitors (bacitracin, bestatin and puromycin); and peptide amino acids (mono free form amino acids of the D-form, di-and tripeptides of the essential amino adds in the D-form; thiol benzyl amino acids, (2-[mecapto-3-phenyl-propanoyl]-L-leucine; carboxyalkyl methyl esters, N-[(R,S)-2-carbethoxy-3-phenyl propanol]-L-leucine; as well as a number of other structurally unrelated compounds such as secobarbital, pyrophosphate. O-phenanthroline, phosphamidon, Z-leucine-NHOH, and Z-glycine-NHOH.
In each of the formulations hereinafter given, DPA ranges from 16 to 500 mg. with a daily dosage in the range of 16 to 5000 mg.; when DPA is substituted in Examples I-XII each dose ranges from 32-1000 mg with a daily dosage in the range of 32 to 10000 mg.; when hydrocinnsmic acid is substituted in Examples ~ I-XII each dose ranges from 1-100 ing. With a daily dosage in the range of 1 to 100 mg., each of the enkephalinase inhibitors can be administered in liquid formulation, in powder form, and in solid dosage form, either capsules or tablets.
The potencies of the various listed enkephalinase inhibitors in vitro range from 10 nM to 1 nM amounts and, therefore. the anticipated human dosage range is from milligrams to micrograms per kilograms based on an 80 kilogram man. It is understood that the daily. Recommended dosage is to be sufficient to alter the activity of enkephalinase and/or opioid receptor function so as to reduce the craving for euphoriants, such as alcohol and opiates The broad range of dosage is provided to ~ compensate for genetic variability and human specific pharmogenetic response. For example, N-(carbethox-ymethyl)-D-phenylalanyl-D-leucine, selected from the carboxy-methylester group. The daily dosage range is betwees 500 and 5000 micrograms whereas the dosage range of D-leucine is between 15 and 5000 mii!igrams. During the fust ten weeks of therapy, the total daily dosage of each of the several components in a specific formulation preferably should not exced the maximum given for each such component Thereafter, the total daily intake can be reduced to one-half the respective maximum but in no case less than the minimum speci-fled for each such component, considered a maintenance level.
The following examples include combinations of substances which will provide enhanced anti-craving for alcohol via direct or indirect interaction with the endorphinergic system and/or opioid receptor functions
These substances alone, in equal dosages, are less efficatous enkephalinase or endorphinase inhibitors in reducing craving but are synergistic when used in cornbinatton with said inhibitors. EXAMPLE II
Another formulation of the subject invention is as follows:
D-phenylalanine 16-500 mg.
Lithium carbonate 25-500 mg.
As heretofore mentioned, the daily dosage of D-phenylalane ranges from 16 to 5000 mgs; the daily dosage of lithium carbonate ranges from 25 to 3000 mg-
Lithium carbonate in the specified range in a selected composition is involved in altering the function of the neurotransmitters, norepinephrine and dopamine. Since there are distinct interactions between the endorphinergic system and the catecholaminergic system, lithium inhibits alcohol craving in humans. Toxic effects of lithium are, in general, dose dependent and severe reactions result when the serum level of lithium reach 2.5 mEq./liter.
Other lithium salts, including lithium citrate, may also be substituted.
EXAMPLE III
D-phenylalanine 16-500 mg.
L-glutamine 25-500 mg.
L-glutamine is an amino acid which is involved in the synthesis of GABA, a known inhibitory brain neurotransmitters Increases in GABA result in reduced anxiety and alcohol consumption. The rationale for GABA as an antianxiety substance involves the characterization and identification of the bezodiazepine receptors (librium, valium to these receptors and reduce anxiety) and the intimate relationship of GABA and the benzodiazepine receptor sites.
In the formulations of Example Ill. L-glutamine ranges from 25 to 5000 mg. daily. THIP (4,5,6,7-tet-rahydroisoyzolo-[4,5-C]- pyridin-3-OL, obtained from Lundback. Ltd. of Copenhagen. Denmark, in the daily range of I5 to 120 mg. and glycine. in the daily range of 25-3000 mg.. may be substituted (or the L.glutamine.
EXAMPLE IV
D-phenylalanine 16-500 mg.
L-glutamine 25-251 mg.
Lilthium carbonate 25-251 mg.
As heretofore mentioned, in said formulation, Lg-lutatnine ranges from 25-5000 mg., daily while the said lithium salt ranges from 25-3000 mg., daily, depending on resultant individual toxic effects.
EXAMPLE V
D-phenylalanine 16-500 mg.
L-trypiophan 25-500 mg.
L-tryptophan is a precursor amino acid, which increases levels of the sleep substance neurotransmitter. serotonin (5-hydroxytryptamine), found in high concentrations in the raphe nucleus of the brain. Serotonergic system manipulation results in alteration of alcohol consumption in rodents. Since it takes hours for the L-tryptophan to be converted to brain serotonin it is advisable to include L-tryptophan in the combination product so that if taken during the waking periods of the day, the individual will benefit in the evening. Since serotonin is rapidly metabolized under normal conditions, no accumulation effect will result in the individual and thus no adverse drowsiness will occur during the waking hours. Other serotonin receptor stimulators include mthyltryptainine and fluvoxamine. Stimulation of brain serotonin results in reduced alcohol craving in animals. In a formulation wherein DLPA is substituted for DPA, brain serotonin is usually lowered and L-tryptophan increases the same. Fluvoxaminne, manufactured by Merck, Sharpe and Dolhme, in the range of 25-100 mg. per dose and a daily dosage of 25-300 mg. also boosts serotonin levels.
As heretofore mentioned. in said formulation L-tryptophan ranges from 25 to 5000 mg- daily. It is anticipated that this formulation is fortified by the addition of Vitamin B6, pyridoxifle hydroxide, at a dosage range of mg. per day. to assist in the conversion of Ltryptophan in the brain to serotonin. When taken over extended periods of time, the daily dosage of Vitamin B6 should be in the range of 10-600 mg. per day.
EXAMPLE VI
D-phenylalanine 16-500 mg
L-tryptophan 25-250 mg.
Lithium carbonate 25-251 mg.
The daily dosages of the several constituents are specified in Examples II and V- the other specified enkephalinase inhibitors and the ranges therefor are given in Example I. As heretofore mentioned, methyltryptamine may be substituted for L-tryptophan. EXAMPLE VII
D-phenylalanine 16-500 mg.
L.glutemin 25-250 mg.
L-tryptophan 21-250 mg.
Examples III and V provide the daily dosages of the specified constituents, while Examples I and VI provide the ranges of the substitute constituents.
EXAMPLE VIII
Lithium carbonate 25-250 mg.
D-phenylalanine 16-250 mg.
L-glutamine 25-250 mg.
L-tryptophan 25-250 mg.

The daily dosages of the several constituents and substitutes therefore have heretofore been provided in 2 Examples K, II, III and VL
EXAMPLE IX
D-phenylalanine I6-500mg.
L-glutamine 25-200 mg.
L-tryptophan 25-100 mg.
Ascorbic acid 25-100mg.
Niacinamide 25-100mg.
Ascorbic and (Vinamine C) affects the opioid receptor system and reduces opiate and alcohol withdrawal reactiions; its combination with DL-phenylalanine in a number of patients has resulted in reduced alcohol impulse
Niacinamide, 3-pyridinscarboxamide, affects the anxious state of the individual and has a positive effect during alcohol withdrawal. It is believed to affect the opioid receptor system. EXAMPLE XI
D-phenylalanine 16-1000 mg.
ICI 154.129 0.25-100 mg.
A delta opioid receptor blocker may be defied as a substance which binds to the endogenous delta endorphinergic receptor and prevents the pharmacologic response of endorphins or other opioids..Alcohol and/or its metabolites bind to the delta receptor and produces certain pharmacologic effects including euphoria. It is understood that the utilization of such a delta opiold receptor blocker will benefit a patient undergoing detoxification and rehabilitation by virtue of blocking the euphoric effects of subsequent alcohol consumption by the patient An example of a delta receptor blocker is ICI 154.129 manufactured by Imperial Chemical Industries of England.
The daily dosage range of D-phenylalanine is 16 to 5000 mg. and the daily dosage of ICI 154.129 is 1-200 mg.
EXAMPLE XI
D--phenylalanine 16-1000 mg.
Naltreasone 0.25-100 mg.
A mu opioid receptor blocker may be defined as a substance, which binds to the endogenous mu or morphine-type receptor and prevents the pharimacologic response of narcotics (opioid substances). Opioid or morphine-like substances bind to the mu receptor and produce certain pharmacologic effects including euphoria. It is understood that the utilization of such a mu opioid receptor blocker benefits a patient undergoing detoxification and rehabilitation by virtue of blocking the euphoric effects of subsequent imbibing of opiates or narcotics by the patient. Examples of mu receptor blockers are Naltrexone and Naloxonne, both manufactured by DuPont of Wilmington, Del. The daily dosage range of D-phenylalanine is 16-5000 mg- and the daily dosage of Naltrexone is I to 200 mg
EXAMPLE XII
D-phenylalanine 16-500 mg.
D-leucine 16-500 mg.
The daily dosage range of D-phenylalanine is 16-5000 mg. and the daily dosage range for D-leucine or any other D-aniino acid is 16-5000 mg. The daily dosage of DL-leucine is 32-10,000 mg
In this extimple it is anticipated that any other enkephalinase or endorphinase inhibitor may be combined in like manner. EXAMPLE XIII
Generally beta-endorphin as well as other endorphins of the large polypeptide character is destroyed in the body by endorphinases Phenyl-methyl-sulfonyl-fluoride (PMSM) by Sigma Laboratories is an endopeptidase inhibitor, which in vivo raises brain beta-endorphin levels at a dose range in rodents of 5-500 mg per kilogram.
An example of an endorphinase inhibitor as an anti-craving agent is as follows:
phenyl-methyl-sulfonyl-fluoride 5-400 mg.
The daily dosage is 5 to 400 mg, as limited by resultant toxicity observed in each individual patient.
A method for calculating the anticipated human dose includes the steps of:
1. Determining the in vitro molarity (molecular weight of a selected substance dissolved in a liter of solution) required to inhibit either enkephalinase or ~ endorphinase by 100%.
2. Determining the aqueous distribution fraction that is the amount of water within the body that the salt-stance dissolves into;
3. Multiplying the aqueous distribution fraction by the dose in molarity, which is effective to reduce enzyme activity 100% by the moleculu weight of the substance; and
4. Multiplying the obtained number in step 3. by the weight of the subject in kilograms. This method provides a dose which is effective as an
Generally, dose ranges inay be extrapolated from in vitro inhibition data allowing a range factor of 10,000 to compensate for factors affecting absorption, blood brain barrier transport. Degradation, inactivation, body weight and in vivo compartmentilization, provided that the largest dose is non-toxic.
It should be understood, of course, that the foregoing disclosure relates to only preferred embodiments of the invention and that it is intended to cover all changes and modifications of the process and product herein chosen for the purposes of the disclosure, which do not constilute departures from the spirit and scope of the invention.
What is claimed is:
1. A method for reducing the craving of a human or animal for alcohol by administering to said subject, at least one substance which inhibits the destruction of neuropeptidyl opiates in an amount sufficient to reduce the craving for alcohol.
2. A method as in claim 1 wherein the substance is D-phenylalanine
3. A method of claim 2 wherein the daily dosage range of D-phenylalanine is 16-5,000 mg.
4. A method as in claim I wherein the substance is DL-plenylalanine.
5. The method of claim 4 wherein the daily dosage range of DL-phenylalanine is 32-10,000 mg.
6. A method as in claim I wherein the substance is hydrocinnamic acid.
7. The method of claim 6 wherein the daily dosage range of hydrocinnamic acid is 1-100 mg.
8. A method as in claim 1 wherein the substance administered is an effective amount of a combination of amino acids selected from the group that consists of D-phenylalane, DL.phenylalaniune, D-leucine, DL-leucinne, and hydrocinnamic acid.




EXHIBIT E-5




PATENT # 5,189,064


United States Patent [19] [11] Patent Number: 5,189,064
Blum et a'. [45] Date of Patent: Feb.23, 1993

[54] TREATMENT OF COCAINE. ADDICIION

[75] Inventors: Kenneth Blum, San Antonio; Michael C.
Trachtenberg, Houston, both of Tex.

[73] Assignee: Matrix Technologies, Inc., Houston, Tex.

[21] App!. No.: 523,300

[22] Filed: May 14, 1990

Related U.S. Application Data

[63] Continuation of 5cr. No.105,353, Oct. 7, 19S7, abandoned, which is a continuation-in-part of Ser. No. 757,733, Jul.22, 1985, Pat.
No.4,761,429.

[51] Int CL A6lK 31/195
[52] US. CL 514/561; 514/810;
514/811; 514/812
[55] Field of Search 514/561;, 810, 811, 812

[56] References Cited

U.S. PATENT DOCUMENTS
4,31Z857 1/1982 Cay et al. 424/154
4,357,343 1/1982 Madsen et al 514/400
4,439,452 3/1984 Ehrenprise et al. 514/561

FOREIGN PATENT DOCUMENTS

8203551 10/1982 World Int. Prop. O 514/811

OTHER PUBLICATIONS

Bain, et a!.; Life Sciences 40:1119-1125 (1986); Naloxone Attenuation of the Effect of Cocaine on Rewarding Brain Stimulation.
Schwartz, Ct al.; Neuropharmacology 17:665-685 (1978); Modulation of Receptor Mechanisms in the CNS:Hy-per and Hyposensitivity to Catecholamines. Letter to the Editor; 3. Pharm. Pharmac.. 24:905-06 (1972); Doparnine turnover in the Corpus Striatum and the Limbic Systern After Treatment with Neuroleptic and Anti-acetyicholine Drus.
Reggiani, et al.; Substance and Alcohol Actions/-Misuse; 1:151-58 (1980); Role of Dopaminergic-Encephalinergic Interactions in the Neurochemica! Effects of Ethanol.
Mello, Ct a!.; Science; 245:859-862 (1989); Buprenorphine Supretees Cocaine Self-Admmstration by- Rheaus Monkeys.
Misra, Ct a!.; Pain; 28:129-138 (1987); Stereospecilic Potentiation of Opiate Analgesia by- Cocaine: Predominant Role of Noradrenaline.
Hughes, Ct a!.; Nature; 258:577-579 (1975); IdentWicadon of Two Related Pentapeptides from the Brain with Potent Opiate Against Activity.
Li and Chunwig; Proc. Nat. Acid. Sci.; 73:1145-1148 (1976):
Isolation and Structure of an Untriakontapep-tide with Opiate Activity- from Carnel Pituitary Glands. Hammer; Dept. of Anatomy & Reprod. BioL, Univ. Hawaii School of Medicine; Cocaine Mtera Opiate Receptor Binding in Critical Brain Reward Regions (1
976).
Tennant & Sagherian, Double-Blind Comparison of Amantidine and Bromocriptine for Ambulatory With-drawal from Cocaine Dependence, Arch. Intern. Med.. 147:109-112, (Jan.1987).
Rosen, et a!., Clinical Trial of Carbidopa Combination for Cocaine Abuse, Am. 3. IPsycItiatry, 143:1493 (Nov. 1956).
Reith, et a!., Sodium-Independent Binding of 3H Ccaine in Mouse Striatum is Serotonin Related, Brain Research, 342(1): 145-148
(1985).
Moir & Eccleston, llie Effects of Precursos llo:'1ig in the Carebra! Metabolism of 5-Hydroxyndoles, J. Neurochem., 15:1093-1108 (1968).
Biggio, et a!., Stimulation of Dopatnine Synthesis in Caudate Nucleus by- Intrastriatial Enkephentis and Antagonism by Naloxone, Science, 200:552-54 (May 1978).
Clouct, A Biochemical and Neurophysicalogical Comparison of Opicids and Antipsychotics, Amals New York Acad. of Sci 398:l3-137 (1982).
Dackis, et al., Bronnocriptine Treatment for Cocaine Abuse: The Dopannine Depletion Hypothesis, Int'l. J. Psychiatry in Med., 15(2): 125-135 (1985).
Daelds, et a!., New Concepts in Cocaine Addiction:
mc Dopamine Depletion Hypothesis, Science and Behavioral Reviews, 9:469-477 (1985).
Clouct, et a!., Catecholatnine Bisynthesis in Brains of Rats Treated with Morphine, Science, 168:854-355 (1970).
Gold, et a!., New Insights and Treatments: Opiates Withdrawal and Cocaine Addiction, Clinical Therapen-tics, 7(1): 6-21
(1984).
Verebey, et a!., in PsYchopharmacology of Cocaine:
Behavior Neurophysiology, Neurochemistry and Pro-posed. Treatment, Psychopharmacology: Impact on Clinical Psychiatry, 219-245, (1985).
Rosecran, Abstract, VII World Congress of Psychiatry, Vienna,
Australia (1985).
Schwarlz, Ct a!., Fourth World Congress on Biological Psychiatry 418, No.600.2 (1985).
Gesta, eta!. 4th World Congress on Biological Psychin-try, 459
No.620.10 (1985).
Mindell, Earl Mindell's Shaping up with Vitamins, pp. 162-163;
172-173 (1985). .
The Nuirition Desk Refrrence, pp. 220-224 (1935). Physician's n's Derk Aefen"nce, 35 Ed. (1981), p. 1102.

Primary Examiner-S. J. Friedman
Attorney. Agent, orFirn-Iver P. Cooper

[57] ABSTRACT
Cocaine addiction is treated by administration of an endorphinase or enkephalinse inhibitor, and optionally, a dopamine precursor, or a serotonin precursor, a GABA precursor, or an endorphin or enkephalin releaser. These components promote restoration of normal neurotransmitter function and are non-addictive. Use of the dopatnine precursors L-phenylalatnine or 1--tyrosine, the enkephalinase inhibitor D-phenyla!anine and/or the serotonin precursor 1--tryptophan is especially preferred. 10 Claims, No Drawings

TREATMENT OF COCAINE ADDICTION

CROSS-REFERENCE TO RELATED
APPLICATION
This application is a continuation of U.S. Ser. No. 7/1 05,353, field Oct. 7, 1987, now abandoned, which is a continuation-in-part of U.S. Ser. No.06/757,733 filed Jul.22, 1985, now U.S.
Pat. No.4,761,429.

BACKGROUND OF THE INVENTION
1. Field of the Invention

This invention relates to the use of enkephalinase or endorphinase inhibitors, and, optionally-, dopamine precursors, serotonin precursors and/or GABA precursors, in the treatment of cocaine addiction.
2. Information Disclosure Statement
Cocaine is a naturally- occurring stimulant derived from the leaves of the coca plant, Erythoylon coca. In 1864, cocaine was isolated from the coca leaves. Coca leaves contain only- about one-half of one per-cent pure cocaine-alkaloid. When chewed, only relatively modest amounts of cocaine are liberated, and gastrointestinal absorption is slow. Certainly, this ex-plains why the practice of chewing coca leaves has never been a public health problem in Latin America. The situation changes sharply with the abuse of the alkaloid itself.
The cocaine user experiences three stages of drug effects. The first, acute intoxication ("binge"), is euphoric, marked by decreased anxiety, enhanced self-confidence and sexual appetite, and may be marred by sexual indiscretions, irresponsible spending, and accidents attributable to reckless behavior. The second stage, the ("crash"), replaces euphoria by anxiety, fatigue, irritability and depression. Some users have committed suicide during this period. Finally, the third stage, "anhedonia," is a time of limited ability to derive pleasure from normal activities and of craving for the euphoric effects of cocaine. See Gawin and Kleber, Medical Management of Cocaine Withdrawal, 6-8 (APT Foundation).
In the past, physicians tended to treat primarily the acute symptoms of cocaine abuse, prescribing drugs such as propranolol to treat erratic heart rhythms, diazepam to control convulsions and chlorpromazine to relieve psychosis (paranoia). However, these treatment approaches do not relieve the patient's craving for cocaine.
A number of drugs have been suggested for use in weaning cocaine users from their dependency. Antidepressants, such as lithium and desipramine, were studied by Tennant and Rawson, in PROBLEMS OF DRUG DEPENDENCE 1982, 351-55 (NIDA Rat. Monogr. 5cr. 43,
1983); Gawin, Psyohosomatics, 27: 2429 (1986); Gawin and Kleber, Arch. Gen. Psychiatry, 41: 903-9 (1984); Kleber and Gawin, J. Clin. Psychiatry 45 (12, Sec. 2): 18-23 (1984).
Certain therapeutic agents are favored by the "dopamine depletion hypothesis" It is well established that cocaine blocks dopamine re-uptake, acutely increasing synaptic dopamine concentrations. However, in the presence of cocaine, synaptic dopamine is metabolized as 3-methoxytyramine and excreted. The synaptic loss of dopamine places demands on the body for increased dopamine synthesis, as evidenced by the increase in tyrosine hydroxylase activity after cocaine administration. When the precursor supplies are exhausted, a do-pamine deficiency develops See Daclils and Gold, Neurosed Biobehav. Rev., 9:469-77(1985); Gold and Dachis, Clin. Therapeutics, 7:6-21(1984). This hypothesis led to the testing of bromocryptine, a dopamine receptor agonist. Dackis, et al., Int. J. Psychiat. Med., 15:
125-135 (1985); Tennant and Sagherian, Arch. Intern. Med., 147:109 (1987). A second approach was the administration of amantadine, a dopamine releaser. Another approach, also based on this hypothesis, was to provide a precursor for dopamine, such as L-dopa See Rosen et al., Am. J. Psychiat., 143:1493 (Nov.1986), or L-tyrosine, Gold, et al., Soc. Neurosci. Absts., 9:157 (1983); Rosecan, Abstaet, VU World Congress of Psychiatry', Vienna, Austria (1983);
Agonists are not preferred therapeutic agents. A given agonist may act on several receptors, or similar receptors on different cells, not just on the particular receptor or cell one desires to stimulate. As tolerance to a drug develops (through changes in the number of receptors and their affinity for the drug), tolerance to the agonist may likewise develop. A particular problem with bromocryptine is that it may itself create a drug dependency. It is known that bromocriptine is self-administered by rhesus monkeys. Woolverton, et-al., J. Pharm. Expt. Therap. 230(3): 67l--683 (1984).
Releasers are effective only if they have something to release. They will not cure a state of dopamine depletion. Indeed, we would be concerned that dopamine releasers, used -alone, would exacerbate the chronic depletion of dopamine.
Precursors use a naturally regulated pathway. The precursor is converted to the neurotransmitter only when needed, and then the body distributes the product on the basis of need. As dopamine is synthesized from precursors such as 1--tyrosine, dopamine reserves are rebuilt, thus overcoming the dopamine depletion problem.
Verebey and Gold, in PSYCHOPHARMACOL-40 OGY: IMPACT ON CLINICAL PSYCHIATRY 219-41 (Morgan, ed., 1985) (1985), describe a regimen for the treatment of cocaine addiction that contemplates administration of L-tyrosine, L-tryptophan, thiamine, riboflavin, niacin, pantothenic acid, pyridoxamine, ascorbic acid, folic acid and cyanocobalamin. Their composition does not include any enkephalinase or endorphinase inhibitor or any enkephalin or endorphin releaser. Nor does it include any GABA precursor.
D-phenylalanine is in inhibitor of enzymes involved in the metabolism of endorphins and enkephalins. Ehrenpreis, Subs Alc Act/Mis, 3: 231-239 (1982). It has anti-alcohol craving activity, see copending U.S. application Ser. No.06/757,733 and counterpart PCT Pub, WO 86/01495, and has been studied as a potential anti-depressive, Heller, U.S. Pat. No.4,355,044; Heller in Modern Pharmacology 397 (Mosnaim and Wolf, 1978); and analgesic agent, see Ehrenpreis, U.S. Pat No. 4,439,452. There have been no reports of its use in the treatment of cocaine addiction.
1--Tyrosine is a precursor of dopamine see Wurtman, et al., Science, 185:1834(1974); Gibson and Wurtman, Biochem. PharmacoL, 26:113742 (1977). L-tyrosine has been suggested as an anti-depressant. See Gelenberg et-al., Am J Psychiat 137:622 (1980). L-tryptophan is a precursor of serotonin. See Fernstrom and Wurtman, Science, 174: 1023-25 (1971), Edeleston, et al., J. Neurol. Neurosurg. psychiatry, 33: 269-72 (1970). This amino acid has been used to treat food craving. Wurtman, et al., mt.,
J. Eating Disord. 1: 2-15 (1981); but its effect on craving is uncertain. See Leathwood and Pollet, J. Psychiatr. Res., 17:
147-54 (1983). It has also received mixed reviews as an anti-depressant. Finally, L-tryptophan has been used to enhance sleep and to reduce pain. See Young, in Nutrition and the Brain, VoL 7, 49-86 (Wurtman and Wurtman, 1986); Lieberman, et al., J. Psychiatric Res., 17:135-145 (1983).
L-glutamine is a precursor of the neurotransmitter gamma aminobutyric acid (GABA). L-glutamine has been used to reduce voluntary alcohol consumption in rats. Rodgers, et al., J. Biol. Chem. 214:503-506(1955); Osrovsky, Substance Alcohol Actions/Misuse 5: 247-253 (1984).
No admission is made that any of the foregoing references are prior art, or as to the pertinency of any reference.

SUMMARY OF THE INVENTION
The obsessive drug-seeking behavior demonstrated by cocaine addict seems to be due to the drug's overwhelming influences on the "reward center" in the brain. In this regard, cocaine is believed to cause an intense stimulation of the reward center, through a "concert" of neurotransmitter events allowing the, mood-altering neurotransmitter dopamine to remain active longer than normal. It is this enhanced stimulation, perceived as euphoria, that is repeated lV sought by cocaine abusers. Our invention breaks the biological hold of cocaine on its victims by pharmacological manipulation of neurotransmitters operating at botlcatecholamine and opioid receptors.
It has now been found that by restoring the function of the neurotransmitter Systems implicated in the acute and chronic pharmacological effects of cocaine, the psychological dependence of the patient on cocaine is diminished. It is expected that this treatment will therefore reduce recidivism.
One of cocaine's principal acute effects is the blocking of re-uptake of dopamine, resulting in increased dopamine levels, and dopaminergic transmission and therefore in the euphoria characteristic of the drug. However, chronic use of cocaine leads to dopamine depletion.
This problem, which is the root of the dependence established by cocaine, may be tackled in several ways. In the most general embodiment of this invention, the opioidergic system is used to modulate the dopaminergic system. More specifically, our therapeutic approach is to elevate the levels of the opioid peptides (endorphins and enkephalins) that regulate dopamine synthesis and release.
It is inadvisable however, merely to administer the desired opioid peptides. They are easily degraded in the digestive tract, and are very addictive. Both disadvantages discourage their clinical use.
An alternative approach, which provides the foundation of the present invention, is to elevate endogenous levels of the opioid peptides by inhibiting their destruction by various enzymes. More particularly, brain enkephalin levels are raised by administration of D-phenylalanine, D-leucine, hydrocinnamic acid, or other enkephalinase inhibitors. Similarly, endorphin levels are raised by endorphinase inhibitors such as phenyl methyl sufonyl chloride.
These increase endogenous brain endorphin and enkephalin levels by inhibiting their enzymatic degradation. The endorphins and enkephalins, in turn, regulate synthesis, and release of dopamine. Higher levels of endorphins and enkephalins are associated with higher levels of dopamine. In a preferred embodiment, an endorphin or enkephalin releaser is added.
In another preferred embodiment, a dopamine precursor, such as L-tyrosine or L-phenylalanine, is also administered. If there is a deficit of dopamine, as would be expected in a chronic cocaine user, the body would convert the dopamine precursor directly or indirectly to dopamine, thereby restoring dopamine levels to normal and reducing the feeling of dysphoria. inadequate stimulation of the "reward" centers attributable to depressed dopamine levels which invites readimistrations of the drug.
In another preferred embodiment, a serotonin precursor, such as L-tryptophan, is also provided. Reduction of serotonergic transmission results in a decrease in the utilization of hypothalamic enkephalin. See Schwattt 10 and Moechetti, Proc. II World Congr. Biol. Psych., 1986. It is expected that this will in turn depress the dopaminergic system. See Dcviu, et al J. Neurochem., 49:663-70 (1987). In the short term, cocaine activates the serotonergic receptors through release of neuronal serotonin. Chronic use of cocaine, however, results in down regulation of CNS serotonin and thus, indirectly, in reduced dopaminergic activity. The serotonin precursor may be used with or without the aforementioned dopamine precursor.
In another preferred embodiment, a precursor of the inhibitory neurotransmitter gamma-amino butyric acid (GABA), e.g., L-glutamic acid is also given. To date there is no evidence that cocaine per se affects GABAergic activity (i.e., storage, release, or turnover), however, a novel approach to chronic cocaine toxicity may involve the GABAergic pathway.
Repeated cocaine use has been linked to a sensitization of the brain resulting in convulsions. Post, et al., in COCAINE:
CLINICAL AND BIOBEHAVORIAL 0 ASPECTS, 107-168, (Uhlenhuth, et-al., eds., 1987). It has been found that giving an experimental animal a small dose of cocaine once a day sensitizes its brain to cocaine and progressively lowers the threshold for seizures. After several days of such administration, a small, previously non-convulsive, dose of cocaine produces a convulsive seizure: moreover a high percentage of these seizures result in the death of the experimental animal. This phenomenon is not due to any accumulation of the drug or its metabolites in the body; it represents a true sensitization of the brain to the effects of cocaine. With continued treatment, surviving animals may develop seizures spontaneously in the absence of cocaine. There seems to be a permanent lowered seizure threshold in the organism, analogous to "kindling," the sensitization to convulsive seizures induced by repeated, small electrical stimulation of the brain. Cocaine induced kindling could explain seizures or death in individuals who repeatedly use small amounts of the drug. It implies that each time an individual uses cocaine, there is a small, but progressive increase in sensitivity of the brain to it Thus, repeated use of cocaine without experiencing a seizure is no guarantee for continued safety.
GABA as well as GABA agonists, injected
intracerebroventricularly, will reduce seizure activity during alcohol withdrawal in rodents. Pozdveyev, V.K. NEUROTRANSMIR PROCESSES AND EPILEPSY 112 (1983). Also amino oxyacetic acid, ethanolamine-o-sulfate and sodium valproate, which increase GABA content, suppress alcohol withdrawal signs in rodents. Utilization of L-glutamine as a natural way to affect brain GABA levels should significantly reduce the chance of seizure activity in the chronic cocaine abuser. Cocaine addicts often exhibit various nutritional deficiencies. Consequently, it is preferable to further provide certain vitamins and minerals, particularly pantothenic acid (B5) pyridoxal phosphate (B6) magnesium, calcium, and zinc. Note that vitamin B6 is important as a co-factor in the synthesis of' dopamine, serotonin and GABA.
Thus, an endorphinase or enkephalinase inhibitor may be combined with one or more of (a) a dopamine precursor (b) a serotonin precursor, (c) a GABA precursor, (d) an endorphin or enkephalin releaser or (e) replacement vitamins and minerals in order to restore the former cocaine user's neurotransmitter systems (and general health and well being) to normal. In an especially preferred embodiment, all of the foregoing elements are administered to the patient.
The major goals in the treatment of long-term recovery from cocaine abuse should include:
1). recovery of serotonergic and catecholatminergic function.
2). enhancement of opioidergic activity.
3). reduction of neurotransmitter (eg. serotonin, dopamine, norepinepherine) supersensitivity.
4). induction of neurotransmitter subsensitivity.
5). normalization of catecholaminergic (dopaminergic) receptor sites.
6). reduced cocaine-induced sensitization to convulsive seizures.
It has been reported that there is a 400:1 greater risk for cocaine dependence in these patients with a familiar history of alcoholism. Since we have found, as described in our copending application Ser. No. 06/7'57,733, that endorphinase and enkephalinase inhibitors are useful in the treatment of ethanol abuse, we believe that the compositions of this invention are of particular value in the treatment of patients suffering from both cocaine addiction and alcoholism.
The claims appended hereto are hereby incorporated by reference as a further enumeration of the preferred embodiments.


[The detailed description of the invention has been omitted in this publication as it was felt that it had little value except to interested scientists. If you wish a copy it can be obtained from the Company ore the U.S.P.T.O.}

We claim:
1. A method for treating cocaine addiction which comprises administering to a subject an opiate destruction-inhibiting amount of at least one substance which inhibits the enzymatic destruction of neuropeptidyl opiates, said substance being selected from the group consisting of:
(i) hydrocinnamic acid,
(ii) D4orm mono amino acids,
(iii) thiolbenzyl amino acids,
(iv) di- and tripeptides of essential amino acids in D-form
(v) enkephalin fragments,
(vi) oligopeptides or polypeptides comprising the dipeptides D-Phe D-Leu or D-Phe. D-Met and (b) a neurotransmitter synthesis-promoting amount of at least one neurotransmitter precursor selected from the group consisting of the dopamine precursors L-Phe, L-dopa and L-Tyr, the serotonin precursors 5-hydroxytryptophan and L-Trp, and the GABA precursors, I--Gm, I--glutamic acid and L-glutamate, the amount of said substance and said neurotransmitter precursor being chosen so that said composition is effective in reducing the subject's craving for cocaine.
2. A method for treating cocaine addiction which comprises administering to a subject an opiate destruction-inhibiting amount of at least one substance which inhibits the enzymatic destruction of neuropeptidyl opiates, said substance being selected from the group consisting of:
(i) amino acids, (ii) peptides, and (iii) analogues or derivatives of (1) or (ii) above, and (0) a neurotransmitter synthesis-promoting amount of at least one neurotransmitter precursor selected from the group consisting of the dopamine precursors L-Phe, D-dopa and L-Tyr, the serotonin precursors 5-hydroxytryptoplian and L-Trp, and the GABA precursors, L-Gln, L-glutamic acid and I--glutamate, the amount of said substance and said neurotransmitter precursor being chosen so that said composition is effective in reducing the subject's craving for cocaine.
3. The method of claim 2 wherein the composition comprises at least one dopamine precursor.
4. The method of claim 2 wherein the composition comprises at least one serotonin precursor.
5. The method of claim 2 wherein the composition comprises at least one GABA precursor.
6. The method of claim 2 wherein the composition consists essentially of an enkephalinase inhibitor, a dopamine precursor, a serotonin precursor and a GABA precursor.
7. The method of claim 2 wherein the composition consists essentially of D-Phe, L-Phe, L-Tyr, L-Trp and L-Gln.
8. The method of claim I wherein the inhibitory substance is administered in a daily dose of 150-15,000 2 mg, the neurotransmitter precursor is selected from the group consisting of L-Tyrosine, L-Tryptophan and 1--Glutamine, and the neurotransmitter precursor is administered In a daily dose of 9-90,000 mg for L-Tyrosine, 5-5,000 for L-Tryptophan, and 3-30,000 for L- 2 Glutamine 20
9. The method of claim 2 wherein the inhibitory substance is administered in a daily dose of 150-15,000 mg, the neurotransmitter precursor is selected from the group consisting of L-Tyrosine, L-Tryptophan and 5 L-Glutamine, and the neurotransmitter precursor is administered in a daily dose of 9-90,000 mg for L-Tyrosine, 5-5,000 for L-Tryptophan, and 3-30,000 for L-Glutamine.
10. A pharmaceutical composition for the treatment IC of cocaine addiction which consists essentially of (a) an opiate destruction-inhibiting amount of at least 'one substance which inhibits the enzymatic destruction of a neuropeptidyl opiate, said substance being selected from the group consisting of (i) amino acids, (ii) peptides, and (iii) analogues or, derivatives of (i) or (ii) above, and (b) a neurotransmitter synthesis-promoting amount of at least one neurotransmitter precursor selected from the group consisting of the dopamine precursors L-Tyr, L-Phe and L-dopa, the serotonin precursors L-Trp and 5-hydroxytryptophan, and the gamma amino butyric acid (GABA) precursors L-glutamine, L-glutamic acid and L-glutamate, the amount of said substance and said neurotransmitter precursor being chosen so that the composition is effective in reducing the subject's craving for cocaine.







EXHIBIT E-6


PATENT # 5,922,361


United States Patent [19] [11] Patent Number: 5,922,361
Bieser et al. [45] Date of Patent: Jul.13, 1999

[54] FOLIC ACID ENRICHED DIETARY
SUPPLEMENT COMPOSITIONS FOR SELF.
REGULATING STRESS-REDUCTION
[76] Inventors: Albert Howard Bieser. 15535 St. Cloud Houston.
Tex. 77062;
Lary Allen Dorrington, 16707 Ivy Grove. Houston. Tex. 77058

[21] Appl. No.:
08/909,421
[22] Filed:
Aug.11, 1997
[51]Int. CL6
A61K 33/06; A61K 31/495;
A6IK 31/44;
A6IK 31/195; A61K 31/07
[52] U.S. Cl
424/682; 5141188; 514/249;
514/345; 5141561; 514/725
[58] Field of Search
514/725.345
514/561.249.188; 424/682
[56] References Cited




U.S. PATENT DOCUMENTS

4,312,857
1/1 982
Coy et al.
4241177
4,439A52
3/1 984
Ehrenpreis et
al.
4241319
4,619,923
10/1986
Kappas et al.
5141185
4,761,429
8/1988
Blum et al.
5141561
5,189,064
2/1993
Blum
5141561
5,326,569
7/1 994
Acosta et al.
4241440
5,587,399
12/1996
Acosta et al.
5141561





FOREIGN PATENT DOCUMENTS
229 931 9/1984 Germany A6IK 31/19

OTHER PUBUCATIONS
Nancy Andersen. The Broken Brain. Harper & Row. Publishers.
1985. pp. 18O-183.
Wall Street Journal, by Robert Langreth. Science Yields
Powerful New Therapies for Pain. Aug.26. 1996. pp. B1.B4
Primary Examiner--Raymond Henley. III
Attorney Attorney, Agent, or Firm Harrison & Egbert


[57] ABSTRACT

A food supplement compositions combining suitable precursor substrates with folic acid. Whereby methionine is produced in sufficient quantity to produce a sufficient quantity of met-enkephalin specially formulated for coping with stressful assaults upon the human body. By a coenzymatic mechanism folic acid effectively accelerates the transformation of a substrate primarily comprising DL-phenylalanine. L-phenylalanine. L-glutamine. and L-tryptophan to met-enkephalin end product. Use of this food supplement enables enkephalins to accumulate within the human hypothalamus, thereby increasing the levels of endogenous opioids. By increasing endogenous opioid levels. The human body engendered with a self-regulating faculty for coping with stressful assaults upon physiological and psychological equilibrium. A methodology is disclosed for supplementing the nutritional intake of certain neurotransmitter precursor substrates. Wherein patients of all ages may be equipped to routinely quell continuous stressful attacks upon their normal physiological and psychological functioning.


22 Claims, 2 Drawing Sheets


1
FOLIC ACID ENRICHED DIETARY
SUPPLEMENT COMPOSITIONS FOR SELF-
REGULATING STRESS-REDUCTION

BACKGROUND OF THE INVENTIOIN
This invention relates to dietary supplement compositions. and more particularly relates to dietary supplement compositions which promote the ability of the human body to engender calmative conditions when subjected to exigent stressful stimuli and the Like.
Stress has become an integral part of virtually all modern lifestyles. From personal problems to family problems to job pressures to delays caused by traffic jams and long runway queues at airports. The human body is constantly summoned to entertain stressful assaults upon its normal equilibrium. It is now well understood that. When subjected to such stress, the human body undergoes certain physiological changes to accommodate the consequent perturbations.
To cope with continual or extreme stressful circumstances, priority is automatically given to its responsive defensive systems. Concomitantly, body functions, which serve no Purpose pertaining to such exigent conditions. Such as digestion decrease or are held in abeyance while the human body is striving to overcome stressful assaults and the like, unfortunately, increased heart rate, circulation, oxygen supply and metabolism frequently occur.
Such defensive systems include the adrenal glands, which are well known to modulate the body's capability to respond to stress by producing cortisol. It is also well known, that the functioning of the adrenal glands is controlled by the brain thus, reacting to an incidence of a stressful assault upon the body. The brain triggers from the adrenal glands release of epinepherine and AGTH hormones from the adrenal medulla and cortex for entry into the bloodstream. As physiological changes during this response to stress, resistance and cortisone secretion increase, the body seeks to sustain homeostasis. As elevated levels of cortisol and the like strongly affect the circulatory, digestive, and immune systems. The body's defenses ultimately become fatigued and then become susceptible to infection and disease.
It will be appreciated by those skilled in the art that the manner in which the human body reacts to stress is a function of endogenous and exogenous factors. Endogenous factors include genetic constitution, familial disease, history, proclivity toward disease, and innate organ viability. Exogenous factors include physical condition of the human body, and environmental social, intellectual and psychological conditions.
Of course, it is well known that being subjected to periods of protracted stress has been found to cause the human body to suffer from adverse physical and psychological affects. Indeed, stress has been implicated in the incidence of heart disease, hypertension, migraine headaches, ulcers, and depression. While it will be understood by those skilled in the art that each human body reacts somewhat differently to insults from stress. The changes that generally occur are similar. For example, it is now known that while responding to stress. The human body suffers from a depletion of 6 neuroregulators from the endogenous opioid system. Gamma amino butyric acid ('GABA") system and serotonin system, as another example, there have been many studies that have shown that the hypothalamus and hippo campus neurotransmitters dopamine. enkephalin. GABA. 6 norepinephrine, and serotonin have important effects upon emotional response.
As is understood by those skilled in the art. neuroregulators are chemicals that enable messages to be transmitted among nerve cells located in the brain. Each of the several neuroregulators found in the brain correspond to a specific receptor site located throughout the human body. Such neuroregulators may be either neurotransmitters that act through synaptic transmission or neuromodulators that act through mechanisms other than synaptic transmission. For instance, responsive to stress, B-endorphin has been 10 observed in the art to be secreted concomitantly with ACTH. Similarly. leu-enkaphalin has been observed to function as a neurotransmitter in the area of the brain involved with reward and sense of euphoria. As will be understood by those conversant in the art, endorphins, enkephalins, and kappa antagonists comprise endogenous opioids, which are intertwined with the body's ability to cope with stress and other threats to its equilibrium.
Endorphins are relatively large molecules that contain small active painkilling chemicals called enkephalins. 'Two widely studied enkephalins are pentapeptides called leu-enkephalin containing a five amino acid string and leucine, and met-enkephalin containing methionine. Leu-enkephalin may be shown with the simplified sequence:
H-Tyrocine-Glycine-Phenyla1ane-Leucine-OH and met-enkephalin may be shown with the simplified sequence:
H-Tyrosine-Glycine-Glycine-Phenylalanine-Methionine OH. U.S.
Pat. No. 4.439,452 teaches that enkephalins have the ability to act as analgesics when administered to various animals and humans by certain special procedures, including intracerebral injections. Only limited results have been obtained from oral administration of enkephalins, however attributable to the destruction of the enkephalins by the action of certain enzymes, which resemble carboxypeptidase. These and other enzymes, which tend to inactivate enkephalin are known collectively as enkephalinase.
As will be understood by those skilled in the art. enkephalinase has been found to cleave the met-enkephalin molecule at the indicated ("*") points in the sequence: H-Tyrosine * Glycine * Glycine * Phenylalanine Methionine-OH This cleavage eliminates or minimizes the painkilling effects of the enkephalin molecule. Blum in U.S. Pat. No. 4.761,429, teaches a composition intended to inhibit this action of enkephalinase and endorphinase. Such an enkephalinase inhibitor is a substance, which inhibits the destruction of neuropeptides and endorphin's in the animal body. More particularly, D-phenylalanine or hydrocinnamic acid (including DL-phenylalanine (DLPA) and D-amino ~ acids) was discovered by Blum to be an enkephalinase inhibitor in a daily dosage range of 32 to 1,000 mg. The technique taught therein enables endorphins to be accumulated in regions of the nervous system for being readily dispatched into the bloodstream when stressful conditions otherwise.
A related development in the art is disclosed also by Blum in U.S. Pat. No.5.189.064 wherein compositions comprising an endorphinase. or enkephalinase inhibitor and optionally a suitable precursor promote restoration of normal neurotransmitter function. With no addiction side-effects. The optional precursor component may be selected from either a dopamine precursor or a serotonin precursor. a GABA precursor or an endorphinase or enkephalinase precursor. Accordingly. those skilled in the art comprehend the potential benefits to be derived from the interaction of neurotransmitters such as dopamine, GABA. serotonin. and norepinephrine with opioid peptides such as endorphins and enkaphalins.. Indeed, it should be evident that compositions premised upon such ingredients as d- and 1-phenyalanine and 1-glutamine are likely to be applicable in treatment protocols to reduce drug addiction and the like.
To help understand the mechanisms used by the human body to contend with challenges to normal emotional and ingestive behavior, a "reward cascade" model has been suggested. See K Blum, M. C. Trachtenberg, and G. P. Kozlowski. "Cocaine Therapy:
The 'Reward Cascade' Link:," Professional Counselor. January/February 1989 p. 27. This model describes normal stimulation's as originating in the hypothalamus and comprising a chain of events wherein: neurons in the hypothalamus. Release serotonin: serotonin activates the opioid peptide methionine enkephalin; methionine enkephalin is released at the substantia nigra and interacts to inhibit receptors controlling normal release of GABA; since the primary function of GABA is believed to be to control dopamine output in the ventral tegmental region. Increased supply of dopamine is a by-product of inhibiting GABA activity; dopamine thus released acts as the target messenger of reward; and cells originating in the locus coeruleus arid projecting to the hypothalamus release norepinephrine. According to this model, when in equilibrium the cascade of events provides homeostatic regulation of the extent of activity. On the other hand, if a neurotransmitter or neuromodulator either becomes dysfunctional or its' corresponding receptor site becomes nonresponsive. There is perturbation to equilibrium causing a modification of feelings and/or behavior.
As schematically depicted in FIG. 1, another preferred approach is to view these interdependent events as occurring in cycles rather than in series. More particularly, there is shown how the human body's response to continuing stress can form an unstable feedback loop in the systems within the hypothalamus. Thereby causing continual release of superfluous adrenalin. Stressful assaults upon the human body cause opioid levels to diminish, causing a sense of urgency. These lowered opioid levels cause not only dopamine levels to increase, but also GABA levels to decrease. Engendering a combination of anxiety and alertness. As will understood by those skilled in the art. Lowering of GABA levels causes norepinephrine levels to increase and serotonin levels to decrease. Adrenalin is released due to the increased norepinephrine, which also effectuates a quick, emotional response and discourages slower, deliberate logical thinking. Sleep difficulties also flow from the decreased serotonin. Of course, increased adrenalin causes the heartbeat to accelerate and also causes red corpuscle reserves to enter the bloodstream. Thus, as is well known in the art. This adrenalin release causes energy and nutrient resources to be diverted from functional organs, such as the liver and the digestive tract, to the muscles whereupon the body is bestowed with abnormal physical strength. In response to stressful threats, as is also clearly shown the decreased serotonin feedback loop further modulates the opioids downward. Accordingly. The sleep cycle is apt to repeat with increasing intensity, causing further perturbing the normal equilibrium absent a means and method of quelling this neurochemical imbalance. The human body will lose control of its physiological and psychological faculties.
Although, useful for treating craving disorders including cocaine addiction and the like, the approaches taught by the Blum compositions and methodology are limited to applying nutritional supplements on pro re nata basis. i.e., p.r.n. Heretofore unknown in the art is a dietary supplement which provides the benefits of the teachings of Blum for mitigating the adverse affects of the human body being regularly subjected to stressful assaults, but on a self-regulating basis wherein a sufficient repository of neurotransmitters and the like is generally available for assuaging perturbations from normal physiological and psychological functions. That is, unlike a formal treatment program for alcohol or drug abuse under which medication or supplements are prescribed as needed on a patient-by-patient basis. It would be advantageous to have available a daily dosage of a food supplement that provides a means for routinely attenuating stressful threats inflicting potential "victims" of modern society's omnipresent stressful conditions, and thereby avoiding organ damage and other impairment of normal physiological and psychological functions.
Accordingly, these limitations and disadvantages of the prior art are overcome with the present invention, wherein improved compositions are provided which are particularly useful for enabling stressful assaults upon the human body to be normalized without the necessity for prescribing medication or for providing food supplements on a p.r.n. basis.
SUMMARY OF THE INVENTION
The present invention provides food supplement compositions specially formulated for coping with stressful assaults upon the human body. More particularly, compositions taught by the present invention combine suitable precursor substrates and the like with folic acid, whereby methionine is produced in sufficient quantity to, in turn, produce a sufficient quantity of met-enkephalin. As will be appreciated by those conversant with the art, this met-enkephalin enables enkephalins to accumulate within the human hypothalamus. Thereby increasing the levels of endogenous opioids. As will hereinafter be described in detail. It will also be appreciated that by thus increasing endogenous opioid levels, the human body is engendered with a self-regulating faculty for coping with stressful assaults upon physiological and psychological equilibrium.
It has been discovered that by a coenzymatic mechanism folic acid effectively accelerates the transformation of a substrate primarily comprising DL-phenylalanine, L-phenylalanine, L-glutamine, and L-tryptophan to met-enkephalin end product. For enabling the human body to self-regulate its defenses to continual stressful assaults. The present invention provides the hypothalamus with a means for preventing significant perturbation or instability to feed back loops associated with dopamine production (see FIG. 1) by assuring sufficiently increased levels of endogenous opioids.
According to the teachings of the present invention, a methodology has been discovered which, by supplementing the nutritional intake of certain neurotransmitter precursor substrates, patients of all ages maybe equipped to routinely quell continuous stressful attacks upon their normal physiological and psychological functioning.
As will be hereinafter described in detail, it is accordingly an object of the present invention to provide food supplements and a concomitant methodology for enabling the human body to self regulate its ability to quell perturbations to its equilibrium due to stressful assaults.
It is also an object of the present invention to provide, food supplement compositions for providing the human body sufficient resources for avoiding unstable physiological and psychological effects attributable to effects of the stress cycle.
It is also an object of the present invention to provide food supplement compositions comprising surprisingly lose quantities of suitable neurotransmitter precursor substrate.
It is another object of the present invention to provide food supplement compositions produced from neurotransmitter precursor substrate using a folic acid coenzyme.
It is yet another object of the present invention to provide food supplement compositions which enable the human body to produce sufficient quantities of methionine for producing sufficient quantities of met-enkephalins to accumulate in the hypothalamus, thereby increasing the quantity of available endogenous opioids.
It is a further object of the present invention to provide a method for eliminating adverse effects upon the human body's systems caused by homocysteine. By promoting the conversion of L-homocysteine to L-methionine.
It is a feature and advantage of the present invention that due to combined physical and chemical effects heretofore unknown in the art.
These and other objects and features of the present invention will become apparent from the following detailed description. Wherein reference is made to illustrative examples and related tables and to the figures in the accompanying drawings.

BRIEF DESCRIPTION OF THE DRAWINGS

FIG. 1 depicts a schematic of a proposed cycle of interdependent events affecting dopamine production in the human body. Referred to as the "stress cycle."
FIG. 2 depicts a schematic of folic acid synthesis from higher plants, intestinal flora, and animal tissues.
FIG. 3 depicts a schematic of met-enkephalin synthesis in the cell.
FIG. 4 depicts a schematic of the conversion of S-adenosylnaethionine into L-methionine by methionine adenosyl hydrolase.


[The detailed description of the invention is left out for brevity's sake. In general only those looking for scientific information would find it interesting. Should you wish this information, please contact the Company or the U.S.P.T.O]

What is claimed:

1. A food supplement composition for providing a human body an ability to accumulate a sufficient supply of enkephalins in the hypothalamus for self-regulating its endogenous opioids which are available for contending with stressful assaults. Said food supplement composition comprising.
about 500 mg. to about 2.000 IU of vitamin A;
about 0.5 mg to about 2 mg of vitamin B6;
a neurotransmitter substrate essentially consisting of:
about 50 mg to about 100 mg of L-phenylalanine;
about 100 mg to about 300 mg of DL-phenylalanine;
about 150 mg to about 300 mg of L-glutamine; and about 50 mg to about 125 mg of L-typtophan; and

from about 0.05 mg to about 0.15 Ing of folic acid for coenzymatically converting said neurotransmitter substrate into met-enkephalin.
2. The composition of claim 1. wherein said folic acid consists of from about 0.09 mg to about 0.11 mg.
3. The composition of claim 2. wherein said folic acid consists of about 0.1 mg.
4. The composition of claim 1. wherein said L-phenylalanine consists of from about 65 mg to about 80 mg.
5. The composition of claim 4. wherein said L-phenylalanine consists of about 75 mg.
6. The composition of claim 1. wherein said DL-phenylalanine consists of from about 135 mg to about 165 mg.
7. The composition of claim 6. wherein said DL-phenylalanine consists of about 150 mg.
8. The composition of claim 1, wherein said L-glutamine consists of from about 200 mg to about 250 mg.
9. The composition of claim 8. wherein said L-glutamine consists of about 225 ma.
10. The composition of clam 1. wherein said L-tryptophan consists of from about 65 ma to about 85 ma.
11. The composition of claim 11. wherein said L-tryptophan consists of about 75 mg.
12. A food supplement composition for providing a human body an ability to accumulate a sufficient supply of enkephalins in the hypothalamus for self-regulating its endogenous opioids which are available for contending with stressful assaults. said food supplement composition comprising:
about 500 'U to about 2.000 IU of vitamin A;
about 0.5 mg to about 2 ma of vitamin B6;
a neurotransmitter substrate essentially consisting of:
about 50 ma to about 100 mg of L-phenylalanine;
about 100 mg to about 300 mg of DL-phenylalanine;
about 150 mg to about 300 mg of 1-glutamine; and a combination of about 25 mg to about 100 mg of calcium, of about 12 mg to about 50 mg of magnesium, and about 0.005 mg to about 0.02 mg of chromium picolinate; and from about 0.05 mg to about 0.15 mg of folic acid for coenzymgtically converting said neurotransmitter substrate into met-enkephalin.
13. The composition of clam 12. wherein said folic acid consists of from about 0.09 mg to about 0.11 mg.
14. The composition of clam 13, wherein said folic acid consists of about 0.1 mg.
15. The composition of claim 12. wherein said L-phenylalanine consists of from about 65 mg to about 80 mg.
16. The composition of claim 15. wherein said L-phenylalanine consists of about 75 mg.
17. The composition of claim 12. Wherein said 20 DL-phenylalanine consists of from about 135 mg to about 165 mg.
18. The composition of claim 17. Wherein said DL-phenylalanine consists of about 150 mg.
19. The composition of claim 12. Wherein said L-glutamine consists of from about 200 mg to about 250 mg.
20. The composition of claim 19. Wherein said L-glutamine consists of about 225 mg.
21. The composition of claim 12. Wherein said combination consists of about 45 mg to about 55 mg of calcium. of about 22 mg to about 28mg of magnesium, and about 0.007 mg to about 0.015 mg of chromium picolinate.
22. The composition of clam 21. Wherein said combination consists of about 50 mg of calcium. of about 25 mg of magnesium and about 0.01 mg of chromium picolinate.







EXHIBIT E-7



TRADEMARK REG. # 2,127,310



Int. Cl.: 5

Prior U.S. Cls.: 6, 18, 44, 46, 51 and 52
Reg. No. 2,127,310
Registered Jan. 6, 1998
United States Patent and Trademark Office
________________________________________________________________
__________________ __________________________


Trademark
Principal Register




NATURAL DISTRIBUTORS
INTERNATIONAL,
INC. (TEXAS CORPORATION
1141 BRITTMOORE ROAD
HOUSTON, TX 77043

STRESS AND ANXIETY, IN CLASS 5 (U.S.
CLS.6,18,44,51,AND 52).FIRST USE 12-
15-1993; IN COMMERCE 12-15-1993
FOR: NUTRITIONAL
SUPPLEMENTS
NAMELY, FOR ALCOHOL
ABUSE, DRUG
ABUSE, EATING DISORDERS,
WEIGHT LOSS,
SER. NO. 75-228,294, FILED 1-21-1997
JOHN MICHOS, EXAMINING ATTORNEY






EXHIBIT E-8




LEASE AGREEMENT




TEXAS ASSOCIATION OF REALTORS
COMMERCIAL LEASE
This lease agreement is made and entered into by and between Charline L. Utley, Ph.D. (Landlord) and NeuroGenesis, Inc., Albert Bieser, Pres. (Tenant). Landlord hereby leases to Tenant and Tenant hereby leases from Landlord that certain property with the improvements therron, containing approximately 2,300 square feet, hereinafter called the "leased premises", known as Suite 132, located in 2045 Space Park Dr., City of Nassau Bay, Harris County, Texas; or as more particularly described below or on attached exhibit:

The primary term of this lease shall be three (3) years commencing on the first day of May 1999, and ending on the last day of April, 2002, upon the following terms, conditions and covenants:

1. TAXES. Each year during the term of this lease. Landlord shall pay real estate taxes assessed against the leased premises in an amount equal to the total real estate taxes asses against the leased premises in the base year.

2. UTILITIES shall be paid by the Landlord.

3. HOLDING OVER. Failure of Tenant to surrender the leased premises at the expiration of the lease constitutes a holding over which shall be construed as a tenancy from month to month at a rental of $2,000 per month.




4. RENT. Tenant agrees to and shall pay Landlord at 2045 Space Park, Nassau Bay, County of Harris, Texas, or at such other place Landlord shall designate from time to time in writing, as rent for the leased premises, the total sum of $62,424.00, payable without demand in equal monthly payments of $,1734.00 each in advance on or before the first day of each month, commencing on April 1, 1999, and continuing thereafter until the total sum shall be paid. Rend received after the first day of the month shall be deemed delinquent. If rent is not received by Landlord by the fifth of each month, tenant shall pay a late charge of $50.00 plus a penalty of $20.00 per day until rent is received in full. Tenant shall pay $25.00 for each returned check

5. USE. Tenant shall use the leased premises for the following purpose and no other: General Office Use and warehouse of nutrients and supplements.

6. SECURITY DEPOSIT. Tenant has paid to Landlord a security deposit in the sum of $1,333.60, payable on or before the commencement of this lease for Tenant's faithful performance hereunder. Refund thereof shall be made upon performance of this lease agreement by Tenant, minus any assessments or damages unless Landlord and Tenant provide otherwise in Special Provisions.

7. INSURANCE. Landlord shall pay for fire and extended coverage insurance on the buildings and other improvements on the leased premises in an amount not less than $ 1OO,OOO.OO, which amount shall be increased yearly in proportion to the increase in market value of the premises. Tenant shall provide public liability and property damage insurance for its business on the leased premises in the amount of $100.000.00 which policy shall cover the Landlord as well as the Tennt. Said insurance policies required to be provided, by Tenant herein shall name Landlord as an insured and shall be issued by an insurance company approved by Landlord. Tenant shall provide Landlord with certificates of insurance evidencing the coverage required herein. Tenant shall be solely responsible for fire and casualty insurance on Tenants property on or about the leased premises. If Tenant does not maintain such insurance in full force and effect, Landlord may notify Tenant of such failure and if Tenant does not deliver to Landlord within 10 days after such notice certification showing all such insurance to be in full force and effect. Landlord may at his option take out the necessary insurance to comply with the provision hereof and pay the premiums on the items specified in such notice. and Tenant covenants thereupon on demand to reimburse and pay Landlord any amount so paid or expended in the payment of the insurance premiums required hereby and specified in the notice, with interest thereon at the rate of 10 percent per annum from the date of such payment by Landlord until repaid by Tenant.

8. CONDITION OF PREMISES. Tenant has examined and accepts the leased premises in its present as is condition as suitable for the purposes for which the same are leased, and does hereby accept the leased premises regardless of reasonable deterioration between the date of this lease and the date Tenant begins occupying the leased premises unless Landlord and Tenant agree to repairs or refurbishment as noted in Special Provisions.

9. MAINTENANCE AND REPAIRS. Landlord shall keep the foundation, the exterior walls (except glass. windows. doors, door closure devices, window and door frames, molding. locks, and hardware; and interior painting or other treatment of exterior walls) and the roof of the leased premises in good repair except that Landlord shall not be required to make repairs occasioned by the act or negligence of Tenant, its employees, subtenants, licensees and Landlord is responsible for maintenance of the common area and common area equipment, including, but not limited to, elevators, air conditioning equipment and heating equipment, and power (electrical) distribution equipment. If Landlord is responsible for any such repaid and maintenance, Tenant agrees to give Landlord written notice of needed repairs. Landlord shall make such repairs within a reasonable time. Tenant shall notify Landlord immediately of any emergency repairs. Tenant shall keep the leased premises in good, clean condition and shall at its sole cost and expense. make all needed repairs and replacements, including replacement of cracked or broken glass, except for repairs and replacements required to be made by Landlord under this section. If any repairs required to be made by Tenant hereunder are not made within ten (1O) days alter written notice delivered to Tenant by Landlord, Landlord may at [ its option make extension, expansion or renewal period thereof, or within _____days of the expiration of this Lease. or any extension. expansion or renewal period thereof, purchases the property herein leased. Landlord agrees to pay Broker, __________________ in__________County. Texas. a negotiated fee of $ __________________ or _________________ % of the sales
price upon closing of the sale or this property.

[Sections 11 through 21 omitted intentionally by Landlord]

22. NOTICES. Notices to Tenant shall be by certified mail or other delivery to the leased premises. Notices to Landlord shall be by certified mail to the place where rent is payable.

23. DEFAULT BY LANDLORD. In the event of breach by Landlord of any covenant, warranty, term or obligation of this lease, then Landlord's failure to cure same or commence a good faith effort to cure same within 10 days after written notice thereof by Tenant shall be considered a default and shall entitle Tenant either to terminate this lease or cure the default and make the necessary repairs and any expense incurred by Tenant shall be reimbursed by the Landlord after reasonable notice of the repairs and expenses incurred. If any utility' services furnished by Landlord are interrupted and continue to be interrupted despite the good faith efforts of Landlord to remedy same, Landlord shall not be liable in any respect for damages to the person or property of Tenant or Tenant's employees, agents, or guests, and same shall not be construed as grounds for constructive eviction or abatement of rent. Landlord shall use reasonable diligence to repair and remedy such interruption promptly.

24. SIGNS. During the last 30 days of this lease, a "For Sale" sign and/or a "For Lease" sign may be displayed on the leased premises and the leased premises may be shown at reasonable times to prospective purchasers or tenants.

25. RIGHT OF ENTRY. Landlord shall have the right during normal business hours to enter the demised premises: a) to inspect the general condition and state of repair thereof, b) to make repairs required or permitted under this lease. or C) for any other reasonable purpose.

26. VAIVER OF BREACH. The waiver by Landlord of any breach of any provision of this lease shall not constitute a continuing waiver or a waiver of any subsequent breach of the same or a different provision of this lease.

27. TIME OF ESSENCE. Time is expressly declared to be of the essence in this lease.

28. BINDING OF HEIRS AND ASSIGNS. Subject to the provisions of this lease pertaining to assignment of the Tenant's interest, all provisions of this lease shall extend to and bind, or inure to the benefit not only of the parties to this lease but to each and every one of the heirs, executors, representatives, successors, and assigns of Landlord or Tenant.

29. RIGHTS AND REMEDIES CUMULATIVE. The rights and remedies by this lease agreement are cumulative and the use of any one right or remedy by either party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

30. TEXAS LAW TO APPLY. This agreement shall be construed under and in accordance with the laws of the State of Texas.

31. LEGAL CONSTRUCTION. In case any one or more of the provisions contained in this agreement shall for any reason be held to he invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall hot affect any other provision hereof and this agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

32. PRIOR AGREEMENTS SUPERCEDED. This agreement constitutes the sole and only agreement of the parties to this lease and supersedes any prior understandings or written or oral agreements between the parties respecting the subject matter of this lease.

33. AMENDMENT. No amendment, modification, or alteration of the terms hereof shall be binding unless it is in writing. dated subsequent to the date hereof, and duly executed by the parties.

34. ATTORNEY'S FEES, Any signatory to this lease agreement who is the prevailing party in any legal proceeding against any other signatory brought under or with relation to this lease agreement or this transaction shall be additionally entitled to recover court costs, reasonable attorney fees, and all other out-of-pocket costs of litigation, including deposition, travel and witness costs, from the non-prevailing party.

35. SPECIAL PROVISIONS. (This section to include additional factual data not included above.)






EXECUTED this first day of April,1999.

TENANT or TENANTS LANDLORD

Signed by: Signed by:
Albert Bieser, Pres. Charline L. Utley, Ph.D.
NeuroGenesis, Inc




EXHIBIT E-9

NEUROGENESIS, Inc. et al
Vs
CHMIELEWSKI AND NATURAL DISTRIBUTORS INTERNATIONAL, Inc.



IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION
ALBERT H. BIESER, NEUROGENESIS
INC. and NATURAL NEURO
NUTRITION, INC.

Plaintiffs

V.

THOMAS CHMIELEWSKI and
NATURAL DISTRIBUTORS
INTERNATIONAL, INC.
Defendants

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| CASE NO. H-98-1287
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| JURY TRIAL DEMANDED
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FINAL JUDGMENT
On September 10, 1998, the application of Albert H. Bieser ("Bieser") NeuroGenesis, Inc. ("NG1") and Natural Neuro Nutrition, Inc. ("3NI), plaintiffs, for default judgment against Thomas Chmielewski and Natural Distributors, Inc. was considered. Thc plaintiffs appeared in person and by their attorney of record and announced ready for trial. The defendants, although having been duly and legally cited to appear and answer and although duly informed and notified of the hearing scheduled for consideration of the application, failed to appear and answer the merits of the plaintiffs' claims in issue and wholly made default.

Citation was served according to law and returned to the clerk where it remained on file for the time required by law. Notice of the application for default was served according to law. The defendants had actual knowledge of the complaint flied by plaintiffs, of the application for default and of the hearing on the application. The Court has read the pleadings and the papers on file, and is of the opinion that the allegations of plaintiffs' complaint have been admitted and that the liability of the defendants is established as a matter of law.

On good and sufficient evidence presented the Court finds:

1. Defendants, jointly and severally, are liable to plaintiffs in the amount of $6,403,224.59 for patent infringement, commercial misrepresentation and business defamation;
Final Judgment
Page 1
2. Defendant Chmielewski is liable to Bieser in the amount of $
$100,000.00 for libel and slander;

3. Defendant Chmielewski is liable to NGI in the amount of $101,697.92 for conversion.

4. Defendant Natural Distributors, Inc. is liable to NGI in the amount of $10,575.00 the breach of contract;

5. Defendants, jointly and severally, have in the past infringed and are now infringing on Plaintiffs' patent rights by making, selling and using or causing to be made, used or sold products embodying the patents owned by Plaintiffs as set forth on Exhibit "A" attached hereto and incorporated herein for all purposes and will continue to do so unless enjoined by the Court. Such activities will cause irreparable injury to the Plaintiffs.

6. Defendants, jointly and severally, have in the past made and are continue to make, communicate or publish or cause to be made, communicated or published, disparaging remarks concerning the validity or ownership of the Patents, the corporate ownership of the corporate plaintiffs, the effectiveness of products utilizing the Patents or the business acumen or character of Albert Bieser and will continue to do so unless enjoined by the Court. Such activities will cause irreparable injury to the Plaintiffs.

7. Defendants, jointly and severally, have in the past made and continue to make numerous misrepresentations concerning the nature, characteristics and qualities of the products marketed and sold by the Plaintiffs as set forth on Exhibit "B" attached hereto and incorporated herein. for all purposes and will continue to do so unless enjoined by the Court. Such activities cause irreparable injury to the Plaintiffs.

8. Defendant Chmielewski issued and signed NGI stock certificate nos. 1807, 1816, and 1820-1824 without proper authorization.

IT IS, THEREFORE, ORDERED, ADJUDGED, AND DECREED' that
Plaintiffs Albert Bieser, NeuroGenesis, Inc. and Natural Neuro
Nutrition, Inc. have and recover of and from defendants, as follows:

1. Damages against Natural Distributors, Inc. and Thomas
Chinielewski, jointly and severally, in favor of plaintiffs NGI and 3N1 arising from patent infringement, commercial misrepresentation and business defamation in the sum of $6,403,224.59 plus prejudgment interest at 10%.

2. Damages against Thomas Chmielewski in favor of Albert Bieser libel and slander in the amount of $100,000.00.

3. Damages against Thomas Chmielewski for conversion in the amount of $116,657.92

4. Damages Natural Distributors Inc., in favor of by plaintiff
NGI arising from breach of contract in the sum of $101,575.00

5. Declaratory judgment that the stock of NeuroGenesis, Inc.
which was issued and/or signed by Defendant Chmielewski represented by certificate nos. 1807, 1816, and 1820-1824 was issued and signed without proper corporate authorization and is therefor invalid;

6. Defendants Thomas Chmielewski and Natural Distributors, Inc., their officers, agents, servants, employees, attorneys and those persons in active concert or participation on with them who receive actual notice of the Final Judgment by service or otherwise, are hereby RESTRAINED AND ENJOINED, from and after the date hereof until the date that the United States Letters Patent No.4,761,429 (August 2, 1988) and "Treatment of Cocaine Addiction", U.S. Patent No. 5,189,064 (February 23, 1993) (the "Patents") are terminated or may be canceled by the United States Patent and Trademark Office for failure to. pay a maintenance fee, from directly or indirectly infringing upon any claims of the Patents by making using, or selling or causing to be made, used or sold the adjudged infringing materials as set forth on Exhibit "A" attached hereto and incorporated herein for all purposes and any colorable differences or imitations thereof.

6. Defendants Thomas Chmielewski and Natural Distributors, Inc, their officers, agents, servants, employees, attorneys and those persons in active concert or participation with them who receive actual notice of the Final Judgment by service or otherwise, are hereby RESTRAINED AND ENJOINED, from and after the date hereof, from making, communicating or publishing or causing to be made, communicated or published, disparaging remarks concerning the validity or ownership of the Patents, the corporate ownership of the corporate plaintiffs, the effectiveness of products utilizing the Patents or the business acumen or character of Albert Bieser.

7. Defendants Thomas Chmielewski and Natural Distributors, Inc., their officers, agents, servants, employees, attorneys and those persons in active concert or participation with them who receive actual notice of the Final Judgment by service or otherwise, are hereby RESTRAINED AND ENJOINED, from and after the date hereof from directly or indirectly utilizing the testimonials, advertising and Trade Dress owned by NGI and/or 3NI associated with sales of the products as set forth on Exhibit "B" attached hereto and incorporated herein for all purposes and any colorable differences or imitations thereof.

8. Judgment for exemplary damages against the Defendants, jointly and several1y in an amount of $500,000.00 Dollars
($500,000.00);



10. Judgment for postjudgment interest on the above at tile rate of 5.271 percent (5.271%) per annum from the dale of this judgment until paid.
11. Judgment against all defendants, jointly and severally, for court costs.
12. Judgment against all defendants, jointly and severally for reasonable and necessary attorney's fees in the amount of $ 45,000.00
13. Any relief not granted herein is denied.

Dated: at 10:00 AM.


Signed: David Hittner
United States District Judge








EXHIBIT E-10




NEUROGENESIS, Inc. et al

Vs

TOM SPINKS AND QUEST IV HEALTH PRODUCTS, et al.


United States District Court
Southern District of Texas
Houston Division

Notice of Orders or Judgments

Fed. R. Civ. P. 77(d)
Date: 09/22/99


To: Richard S. London
3118 Richmond
Ste. 200
Houston, TX 77098
Re: Case Number: 4:98-ov-00866
Instrument Number: 92


This fax will be attempted five times. If you have not received a complete fax on that attempt it will be automatically printed and mailed to you. If you do not receive a complete transmission of this document or if it is unreadable, please call (713) 250-5768.

Number of pages including cover sheet: 4

IN 'IHE UNITED STATES DISTRICT COURT SEP., 22 1999
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION
MICHAEL N. MILBY, Clerk
ALBERT BIESER, NEUROGENESIS,
INC. and NATURAL NEURO
NUTRITION1 INC.

Plaintiffs

V.

THOMAS SPINKS, Individual and d/b/a
QUEST IV HEALTH PRODUCTS and
QUEST IV HEALTH PRODUCTS, INC.

Defendants
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| CASE NO. H-98-0866
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| JURY TRIAL DEMANDED
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FINAL JUDGMENT
On July 9 1999, the above cause came on to be heard.

At issue are causes of action for patent infringement against Defendant Quest IV Products, Inc. and for trade dress infringement, misrepresentation in commercial advertising, business disparagement and libel and slander against all Defendants as well as the interpretation of the claims of two patents. The first1 Patent NoA,761,429, was issued on Of about August 2, 1988 and is entitled "Enkephalinase and Endorphinase inhibitors as Anti-Craving Compositions ." This patent is referred to herein as "the '429 Patent".. The second patent, No. 5,189,064, was issued February 23, 1993 and 18 entitled "Treatment of Cocaine Addiction." This patent 18 referred to herein as "the '064 Patent".

On good and sufficient evidence presented the Court finds:

1. Bieser is the owner, by assignment, of the '429 and '064 Patents. Bieser has granted NeuroGenesis, Inc. ("NGI") and Natural Neuro Nutrition, Inc. ("3NI") royalty free licenses to manufacture and sell products based upon the 429 and 064 Patents, and these entities are presently engaged in this business, manufacturing and selling a product with the trade name of "beCALM'd."

2. The '429 Patent is construed as including any preparation using D-phenylalanine or any effective combination of the following ingredients: D-phenylalanine; DI-phenylalanine; D-leucine; DL-leucine; and hydrocinnamic acid, in the treatment or prevention of alcoholism, narcotic addiction and/or the treatment or prevention of cravings for alcohol and/or narcotics. The '429 patent is construed as including any preparation containing such ingredients used for the treatment or prevention of cravings for excessive amounts of foods containing carbohydrates; stress and stress-induced damage; attention deficit disorders and attention deficit hyperactivity disorders and other disorders that are related to neurotransmitter insufficiencies.

3. The 'O64 Patent is be interpreted to include, among its other claims, a composition used for the treatment of cocaine addiction and/or to reduce cravings for narcotics, including cocaine, consisting of: a) hydrocinnamic acid, any D-form mono amino acid, D-phenylalanine, and/or DLphenylalanine; and b) L-gutamic acid, L-glutamate, and/or L-glutamine and/or L-tryptophan (or a substitute). The 064 Patent is also construed as including any preparation containing such ingredients used for the treatment or prevention of. cravings for excessive amounts of foods containing carbohydrates; stress and stress-induced organ damage; attention deficit disorders and attention deficit hyperactivity disorders and other disorders that arc related to neurotransmitter insufficiencies.

4. That Quest IV Products, Inc. has in the past willfully infringed and is now willfully infringing on Plaintiffs' patent rights by making, selling and using or causing to be made, used or sold products embodying the patents owned by Plaintiff including but not limited to products previously and currently marketed by Quest IV Products, Inc. under the names "Restores". "Restores, Jr.", and/or "Restores+".

5. That Defendants, jointly and severally, have in the past willfully made and continue to make, communicate or publish or cause to be made, communicated or published, disparaging remarks concerning the validity or ownership of the Patents, the ownership of the corporate plaintiffs, the effectiveness of products utilizing the Patent. or the business acumen or character of Albert Bieser.

6. Defendants, jointly and severally, have in the past made and continue to make numerous willful misrepresentations concerning the nature, characteristics and qualities of the products marketed and sold by the Plaintiff.

7. A Permanent Injunction has been entered in the above captioned case. The Permanent Injunction is incorporated herein by reference.
Plaintiffs also seek damages. On good and sufficient evidence, the Court also finds:
8. That Quest IV Products, Inc. has willfully infringed upon the Patents and that the Defendants, jointly and severally, have willfully infringed upon Plaintiffs' proprietary trade dress, misrepresented the nature, quality and characteristics of Defendants' products in commercial advertising, engaged in business disparagement, and libeled and slandered the Plaintiffs by communicating or publishing or causing to be made, communicated or published, disparaging remarks concerning the validity or ownership of the Patents, the ownership of the corporate plaintiffs, the effectiveness of products utilizing the Patents or the business acumen or character of Albert Bieser and that such activities have caused material and significant monetary damage to the plaintiffs in the amount of at least FIFTY THOUSAND DOLLAILS ($50,000.00).

IT IS, THEREFORE, ORDERED:

1. That the '429 Patent covers any preparation using D-phenylalanine or any effective combination of the following ingredients: D-phenylalanine; DL-phenylalanine; D-Lucerne; DL-leucine; L-tryptophan (or a substitute) and hydrocinnamic acid, in the treatment or prevention of alcoholism, and/or the treatment or prevention of cravings for alcohol, cocaine and other narcotics. The 429 Patent also covers any preparation containing such ingredients used for the treatment or prevention of cravings for excessive amounts of foods containing carbohydrates; stress-induced damage; attention deficit hyperactivity disorders and all other disorders that are related to neurotransmitter insufficiencies.

2. That the '064 Patent covers, among its other claims, a composition used for the treatment of cocaine and other narcotic addictions and/or to reduce cravings for cocaine and other narcotics, consisting of a) hydrocinnamic acid, any D-form mono amino acid, D-phenylalanine, and/or DL-phenylalanine; and b) L-glutamic acid, L-glutamate, and/or 1-glutamine and/or tryptophan (or a substitute). The 064 Patent also covers any preparation containing such ingredients used for the treatment or prevention of cravings for excessive amounts of foods containing carbohydrates; stress-induced organ damage; and attention deficit hyperactivity disorders and all other disorders that are related to neurotransmitter insufficiencies.




3. That Plaintiffs have judgment of and against Defendants Thomas Spinks, Individually and d/b/a Quest IV Health Products and Quest IV Health Products, Inc., jointly and severally for the sum of FIFTY THOUSAND AND NOI1OO DOLLARS ($50,000.00).

All relief not specifically granted herein is denied.


Dated: 9-22-99


Signed: Mary Milloy
United States Magistrate Judge




EXHIBIT E-11


BY-LAWS
of
NEUROGENESIS, INC.
a Delaware Corporation


ARTICLE I
OFFICES
Section 1. The registered office in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. The principal place of business in the State of Texas shall be in the City of Houston1 County of Harris.

Section 3. The corporation may also have offices at such other places both within and without the States of Delaware and Texas as the board of directors may from time to time determine or the business of the corporation may require.

Section 4. The corporation may also have offices in such foreign nations, states and principalities as the board of directors may from time to time determine or the business of the corporation may require.


ARTICLE II
MEETINGS OF STOCKHOLDERS
Section 1. All meetings of the stockholders for the election of directors shall be held In the City of Houston, State of Texas1 at such place as may be fixed from time to time by the board of directors, or at such other place either within or without the States of Delaware and Texas as shall be designated from time to time by the board of directors and stated In the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the States of Delaware and Texas, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders, commencing with the year 1990, shall be held on the first day of May, If not a legal holiday, and If a legal holiday, then on the next secular day following, at 10:00 a.m., or at such other date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which they shall elect by a plurality vote the elected members of the board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least tenty days prior to the meeting, either at a place within the city where the meeting Is to be held, which place shall be specified In the notice of the meeting, or, If not so specified, at the principal business office of the corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.




Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president or secretary and shall be called by the president or secretary at the request In writing of a majority of the board of directors, or at the request in writing of stockholders owning twenty percent (20%) or more of the entire capital stock of the corporation Issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting Is called, shall be given not less than 10 nor more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall not be limited to the purposes stated in the notice and may include any other matters which may be voted upon by stockholders and are properly brought before the meeting.

Section 8. The holders of fifty-one percent (51 %) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all. meetings of the stockholders for the transaction of business except as otherwise provided by statute or the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present In person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which 'a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.




Section 9. When a quorum is present at any meeting, the vote of the holders of a plurality of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question Is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote Is required in which case such express provision shall govern and control the decision of such question.

Section 10. Each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Section 11. Any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, If a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented In writing.

ARTICLE III
DIRECTORS
Section 1. The number of directors, which shall constitute the whole board, shall be not less than three nor more than eleven. The first board shall consist of the five directors named in the Certificate of incorporation. Thereafter, within the limits above specified, the number of directors shall be determined by resolution of the board of directors or by the stockholders at the annual meeting. The directors shall be elected at the annual meeting of the stockholders, except as provided In Sections 2 and 3 of this Article, and each director shall hold office until his successor is elected and qualified. Directors need not be stockholders.




Section 2. Vacancies and newly created directorships resulting from any increase In the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. if there are no directors In office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then In office shall constitute less than' a majority of the whole board (as constituted Immediately prior to any such Increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The business of the corporation shall be managed by or under the direction of Its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS
Section 4. The board of directors of the corporation may hold meetings, both regular and special, either within or without the States of Delaware and Texas.

Section 5. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting to the newly elected directors shall be Necessary in order legally to constitute the meeting, provided a quorum, shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified In a written waiver signed by all of the directors.




Section 6. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 7. Special meetings of the board may be called by the president or secretary on five days' notice to each director, either personally or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors unless the board consists of only one director; In which case special meetings shall be called by the president or secretary In like manner and on like notice on the written request of the sole director.

Section 8. At all meetings of the board, the president shall serve as chairman and fifty-one percent (51 %) of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there Is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Unless otherwise restricted by these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, If all members of the board or committee, as the case may be, consent thereto In writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 10. Unless otherwise restricted by these by-laws, members of the board of directors, or any committee designated by the board of directors, may participate In a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.



COMMITTEES OF DIRECTORS
Section 11. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require It; but no such committee shall have the power or authority In reference to amending the certificate of incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for. the issuance of shares of stock adopted by the board of directors as provided in Section 151(a) of the General Corporation Law of the State of Delaware fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of. any other class or classes or any other series of the same or any other class or classes of stock of the corporation), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the by-laws of the corporation; and, unless the resolution or the certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.




Section 12. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

COMPENSATION OF DIRECTORS
Section 13. The board of directors shall have the authority to fix the compensation of directors. The directors shall be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of' special or standing committees may be allowed like compensation for attending committee meetings.

REMOVAL OF DIRECTORS
Section 14. Unless otherwise restricted by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at any meeting of the stockholders.

ARTICLE IV
NOTICES
Section 1. Whenever, under the provisions of the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of Incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.



ARTICLE V
OFFICERS
Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice-president, a secretary and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate. of Incorporation or these by-laws otherwise provide.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, one or more vice-presidents, a secretary and a treasurer. The board of directors may, however, notwithstanding the foregoing, negotiate employment contracts with certain officers and key employees which provide for employment periods of more than one but not more than five years, if such employment contracts are necessary, desirable or convenient for the efficient management of the affairs of the corporation.

Section 3. The board of directors may appoint such other officers and agents as It shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring, in any office of the corporation shall be filled by the board of directors.



THE PRESIDENT
Section 6. The President of the corporation, shall preside at all meetings of the stockholders, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect. The president shall execute all stock certificates, bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.


THE VICE.PRESIDENTS

Section 7. In the absence of the president or in the event of his inability or refusal to act, the vice-president (or in the event there may be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then In the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY
Section 8. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors In a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any Instrument requiring It and when so affixed, It may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.



Section 9. The assistant secretary, or if there be more than one, the assistant secretaries In the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or In the event of his Inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS
Section 10. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements In books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 11. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 12. If required by the board of directors, he shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, In case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 13. The assistant treasurer, or if there shall be more than one, the assistant treasurers In the order determined by the board of directors (or If there be no such determination, then In the order of their election) shall, In the absence of the treasurer or in the event of his Inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.



ARTICLE VI
CERTIFICATES FOR SHARES
Section 1. The shares of the corporation shall be represented by certificates. Certificates shall be signed in the name of the corporation by, the president and the secretary of the corporation. No stock certificate shall be issued by the corporation unless and until the shares represented by such certificate are fully paid and non-assessable.

If the corporation shall issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided In section 202 of the General Corporation Law of the State of Delaware, In lieu of the foregoing requirements, there may be set forth one the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. Any of or all the signatures on a certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as If he were such officer, transfer agent or registrar at the date of issue.



LOST CERTIFICATES
Section 3. The board of directors may direct a new certificate or certificate to be issued In place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such Issue of a new certificate or certificates or the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as It shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFER OF STOCK
Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession1 assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE
Section 5. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, In advance, a record date, which shall not be not less than 10 nor more than 60 days before the date of such meeting, nor less than 10 or more than 60 days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.



REGISTERED STOCKHOLDERS
Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest In such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as provided by the laws of Delaware.

ARTICLE VII
GENERAL PROVISIONS
DIVIDENDS
Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of Incorporation, If any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, In property or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ANNUAL STATEMENT
Section 3. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

CHECKS
Section 4. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

FISCAL YEAR
Section 5. The fiscal year of the corporation shall begin on the first day of February and end on the last day of January In each year, unless a different fiscal year shall be fixed by resolution of the board of directors.

SEAL
Section 6. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware, 1 989." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.


INDEMNIFICATION
Section 7. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware. The corporation may, from time to time, purchase officers' and directors' liability insurance for the officers and directors of the corporation if, and to the extent that, such insurance is necessary, desirable or convenient and expressly approved in a resolution adopted by the board of directors.

ARTICLE VIII
AMENDMENTS
Section 1. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the board of directors at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained In the notice of such special meeting. The power to adopt, amend or repeal by-laws, which has been conferred upon the board of directors by the certificate of incorporation shall not divest or limit the power of the stockholders to adopt, amend or repeal by-laws.
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This Space Intentionally Left Blank
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ARTICLE IX
ADOPTION OF BYLAWS
Section 1. These by-laws, consisting of eleven numbered pages, were duly adopted by the initial directors of the corporation at the first meeting of the board of directors which was held In Houston, Texas on April 19,1989.


Signed:

Albert H. Bieser, Director
Gary E. Bell, Director
Michael Trachtenberg, Director
R Bradford Perry, Director
Lynn Estep, Director


ATTESTED TO AND CERTIFIED BY:

Lynn Estep, Secretary





EXHIBIT E-12


NATIONAL QUOTATION BUREAU TRADING INFORMATION

JANUARY 1, 1999 THROUGH JUNE 23, 2000





A report was received from the National Quotation Bureau, LLC. It was dated 6/26/00 and gave a daily quotation from Jan. 1, 1999 to June 23, 2000. The table, which follows gives the bid and asked prices on 1/1/99 and then indicates any day in which the bid and asked prices were different from the last. This is done here for the sake of brevity, as there were only eight changes of either bid or asked price during that year and a half period of time.




Date
Bid
Asked
(Company assumed cause of move)
1/1/99
0.2500
0.5625
Prices had remained at this level for
nearly a year. (While we were re-
organizing.
1/27/99
0.2500
1.0625
News of company results
7/30/00
0.3125
1.0625
"
10/28/99
0.5100
1.12500
Unknown cause
1/27/00
1.2500
3.0000
Continuing
2/24/0
Unpriced

Company taken off of NASDAQ bb
for lack of being a reporting Co.
3/30/00
0.0100
None
Unknown reason.

The NQB report then continued:

NOTE: THE INFORMATION IS COMPILED WITH CARE FROM SOURCES
BELIEVED TO BE RELIABLE BUT WE CONNOT GUARANTEE THE ACCURACY NOR
WARRANTEE ITS USE FOR ANY PURPOSE.

NOTE: THE ABOVE QUOTATIONS REPRESENT PRICES BETWEEN DEALERS AND
DO NOT INCLUDE RETAIL, MARKUP, MARKDOWN OR COMMISSION. THEY DO
NOT REPRESENT ACTUAL TRANSACTION AND HAVE NOT BEEN ADJUSTED FOR
STOCK DIVIDENDS OR SPLITS.

NATIONAL QUOTATION BUREAU, LLC

Signed: Evelyn Walsh
RESEARCH LIBRARY DEPARTMENT

A search of the internet found two "Pink Sheet market makers".
One, a wholesaler reported $0.75 bid and 1.50 asked. The other, a retailer, reported a Last Trade of $l.0312, 0.03 bid. asked
"n/a". Both reports were dated August 8, 2000.







	        SIGNATURES

	Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized on the 15th day of November, 2000.

	NeuroGenesis, Inc.

                    /S/       Albert H. Bieser       /S/
	By  ____________________________________        Dated:
November 15, 2000
	      Albert H. Bieser, Chairman of the Board,
	      President, Chief Executive Officer